As filed with the Securities and Exchange Commission on November 27, 2002
Registration No. 333-101226

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MANTECH INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7373	22-1852179
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, VA 22033-3300
(703) 218-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George J. Pedersen
Chairman, Chief Executive Officer
and President
ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, VA 22033-3300
(703) 218-6000
Fax: (703) 218-6301
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert B. Ott	Robert G. Robison
Arnold & Porter	Sharon L. Ferko
Suite 900	Morgan, Lewis & Bockius LLP
1600 Tyson Boulevard	101 Park Avenue
McLean, VA 22102	New York, NY 10178
(703) 720-7000	(212) 309-6000
Fax: (703) 720-7399	Fax: (212) 309-6273

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 27, 2002

6,150,000 Shares

ManTech International Corporation

Class A Common Stock

We are offering 4,500,000 shares of our Class A common stock and the selling stockholders identified in this prospectus are offering 1,650,000 shares of our Class A common stock through a syndicate of underwriters. The underwriters also have a 30-day option to purchase up to an additional 876,500 shares of Class A common stock from us and 46,000 shares of Class A common stock from a selling stockholder solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “MANT.” The last reported sale price of our Class A common stock on the Nasdaq National Market on November 26, 2002 was $20.00.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about            , 2002.

Jefferies/Quarterdeck, LLC
Legg Mason Wood Walker
Incorporated
U.S. Bancorp Piper Jaffray
Adams, Harkness & Hill, Inc.
BB&T Capital Markets

The date of this prospectus is            , 2002.

[INSIDE FRONT COVER ART]

1.    Inside Left Page:

The ManTech logo is positioned in the upper left corner of the page, written in solid black lettering blending into white-on-red lettering, divided with horizontal white lines. Beneath the logo is a caption reading, “Supporting U.S. Intelligence Community and Department of Defense Customers in Responding to the Challenges of Emerging Global Threats.”

The lower right one-third of the page is solid red in the shape of a half circle with three photos positioned in outlined circles in the center of the red section against a white background. Above the circles a caption reads, “Managing Technology for a Changing World” in which the word “World” curves around the first quarter of the right-hand circle.

The left circle contains a picture of a satellite ground station. Beneath this circle a caption reads “Secure Systems and Infrastructure Solutions.” The center circle contains a picture of a CD ROM with an image of binary code superimposed in light blue. Beneath this circle a caption reads, “Information Technology Solutions.” The right circle contains a picture of the Hubble Space Telescope taken from space. Beneath this circle a caption reads, “Systems Engineering Solutions.”

Centered at the bottom of the page is the text “ManTech International Corporation.”

i

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements. Unless otherwise indicated, information presented in this prospectus assumes no exercise of the underwriters’ over-allotment option.

ManTech International Corporation

ManTech International Corporation delivers a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. We design, develop, procure, implement, operate, test and maintain mission-critical, enterprise information technology and communication systems and infrastructures for federal government customers in the United States and 34 countries worldwide. More than 2,800 of our nearly 4,300 employees hold government security clearances, including over 1,000 with access to Top Secret Sensitive Compartmented Information, allowing us to work with our customers in highly classified environments and at front-line deployments. We have established and maintain long-standing, successful relationships with our customers, having supported many of them for 15 to 30 years. Given the critical nature of many of our services and our close relationships with our customers, we are often called upon to support our customers as they respond to crisis situations around the world.

We provide comprehensive information technology and technical services solutions, separately or in combination, to our customers by drawing upon three principal areas of expertise: secure systems and infrastructure; information technology; and systems engineering. In some cases, our work under a single contract draws upon two or all three of our areas of expertise. We provide these solutions for sophisticated airborne, shipboard, satellite and tactical and strategic land-based communication and information systems and intelligence-processing activities.

•
As part of our secure systems and infrastructure solutions, we conduct vulnerability assessments of critical infrastructures that enable our customers to identify evolving foreign and domestic threats, which may include espionage, terrorist activities and other intelligence operations, to quantify exposure to these threats and to implement prudent countermeasures. We also design, implement and maintain secure communication systems, computer networks and other information assurance programs, and develop and integrate signal processing systems that assist our government customers in their intelligence gathering activities. We also assist our customers in the development and implementation of secrecy management and security strategies to protect sensitive classified information and programs.

•
As part of our information technology solutions, we integrate diverse technologies into customized systems that meet a variety of customer needs. We design and implement electronic data interchange systems and network infrastructures that help sustain or extend our customers’ existing proprietary or legacy systems and provide enhanced capabilities based on new technology platforms. We also provide systems support for customers’ critical information management systems.

•
As part of our systems engineering solutions, we analyze and assist in designing, developing, integrating and installing hardware and software for communication, intelligence, electronic warfare and information systems. We also test and certify complex military systems hardware and software and orbital payloads and perform a variety of environmental research and testing functions for federal government customers.

Since our founding in 1968, we have grown from supplying engineering services to the U.S. Navy to providing sophisticated information technology and technical services solutions to a wide range of federal government customers. For both the year ended December 31, 2001 and the nine months ended September 30, 2002, approximately 85.1% and 87.1%, respectively, of our revenues were derived from our customers in the intelligence community and Department of Defense. Among our intelligence community customers are a number of the 13 federal agencies and departments that the government identifies as being part of the U.S. intelligence community, including the Department of State, the National Reconnaissance Office, the Department of Energy and a number of the branches of the military within the Department of Defense. Our other Department of Defense customers include the Office of the Secretary of Defense, the Army, Navy, Air Force and Marine Corps, and a number of joint military commands.

We also provide comprehensive information technology and technical services solutions to federal government civilian agencies, including the National Aeronautics and Space Administration (NASA), the Environmental Protection Agency (EPA) and the Departments of Justice, Commerce and Energy. Additionally, we provide business enterprise solutions to state and local governments and database conversion solutions to commercial customers.

Our Market Opportunity

The federal government has consistently increased spending on information technology each year since 1980 and is the largest purchaser of these services and products. According to Input, an independent market research firm, this trend of increased spending is expected to continue over the next five years as federal government spending on information technology increases from $37.1 billion in 2002 to $63.3 billion in 2007, a compound annual growth rate of 11.3%. For fiscal year 2003, Congress has authorized $393.0 billion in defense spending, which is the largest increase in national defense spending since the early 1980s. Of this amount, $355.0 billion has been formally appropriated by Congress and signed into law by the President, an increase of approximately $38.0 billion or 12.0% over fiscal year 2002. Moreover, this data may not fully reflect government spending on complementary technical services, which include sophisticated systems engineering and testing services. We believe that strong growth opportunities exist for information technology and technical services providers who serve the government market because the federal government is:

•	Increasing defense spending focused on C4I (command, control, communication, computers and intelligence), homeland security and intelligence activities;

•
Adopting commercialized procurement methods that promote the use of efficient contracting vehicles, such as government- or agency-wide pricing schedule contracts that are negotiated and awarded by the General Services Administration (GSA) and other central contracting authorities;

•	Increasing reliance on technology service providers to deliver cost-effective solutions and to address staffing challenges facing the government; and

•	Focusing on modernizing proprietary legacy information technology and communication infrastructures.

Our Approach

We seek to address the requirements of our customers in the intelligence community and Department of Defense through our:

•	Comprehensive technology-based solutions;

•
Expertise in the migration, integration, optimization and maintenance of proprietary legacy systems used by the federal government and ability to enhance the interoperability and accessibility of critical enterprise data;

•	Expertise in supporting our customers as they respond to crisis situations around the world;

•	More than 2,800 employees with government security clearances, which are required for work on classified programs for the intelligence community and Department of Defense;

•	Proven track record of fulfilling our customers’ requirements, demonstrated by our many long-standing customer relationships; and

•	Extensive experience of our management team and advisory board members in supporting our customers in the intelligence community and Department of Defense.

As part of your evaluation of us, you should take into account the risks we face in our business and not solely our business approach and strategy. Because our business is substantially dependent upon contracts with the U.S. federal government, we are subject to a number of risks that arise from the way in which the U.S. federal government conducts business. For example, as a government contractor, our operations are subject to complex government procurement laws and regulations and may be affected by government-favorable provisions that are included in our contracts with the government, and our operations are subject to government audits and to shifts in government spending priorities. Because of the labor-intensive nature of our work, we must recruit and retain skilled employees, many of whom must obtain and maintain security clearances, and our business may be harmed if our employees do not properly perform their jobs. In addition, we depend on relationships and the reputation of members of our management team and advisory board to maintain good customer relationships and identify new business opportunities.

Our Strategy

Our objective is to profitably grow our business as a premier provider of comprehensive information technology and technical services solutions to the federal government, focusing primarily on customers in the intelligence community and Department of Defense. To achieve our objective, we intend to:

•
Expand our customer base by capitalizing on our existing customer relationships and reputation and pursuing strategic acquisitions to attract new customers and to cross-sell solutions and products to existing and new customers, and by selectively hiring key individuals with additional customer relationships;

•
Increase our profitability by focusing our contract bidding and new business development efforts on specialized services that can generate higher value-added solutions, such as threat exposure analysis and systems architecture design, and on more efficient and flexible contract vehicles, such as GSA schedule contracts;

•	Target our service offerings in high-growth program areas, including safeguarding critical infrastructures and information assurance for the intelligence community and Department of Defense;

•
Continue to attract and retain skilled professionals, including engineers, scientists, analysts, technicians and support specialists, who possess a wide range of technical skills and prior experience with the intelligence community or Department of Defense; and

•
Pursue a disciplined acquisition strategy focused on businesses that support the intelligence community and Department of Defense, expand our service offerings and establish relationships with new customers.

Corporate Structure

We are a Delaware corporation. Our principal executive offices are located at 12015 Lee Jackson Highway, Fairfax, Virginia 22033-3300. Our telephone number at that address is (703) 218-6000. Our website can be visited at www.mantech.com. Information contained on our website is not part of this prospectus.

The Offering

Class A common stock offered by us	4,500,000 shares.

Class A common stock offered by the selling stockholders (1)	1,650,000 shares.

Total	6,150,000 shares.
Class A common stock to be outstanding immediately after this offering (2)	15,390,713 shares.

Class B common stock to be outstanding immediately after this offering (2)	15,631,004 shares.

Voting rights
The rights of holders of shares of our common stock are substantially identical, except that holders of our Class B common stock are entitled to 10 votes per share, while holders of our Class A common stock are entitled to one vote per share.

Use of proceeds	We intend to use the net proceeds of this offering to fund strategic acquisitions of businesses and for working capital and general corporate purposes. See “Use of Proceeds” on page 20.

Over-allotment option
We and one of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 922,500 shares in the aggregate solely to cover over-allotments. If this over-allotment option is exercised in full, we will sell to the underwriters an additional 876,500 shares and one of the selling stockholders will sell to the underwriters an additional 46,000 shares.

Nasdaq symbol	MANT

(1)
Includes 1,500,000 shares of common stock that prior to this offering were shares of Class B common stock. These shares will be converted into an equal number of shares of our Class A common stock immediately prior to the consummation of this offering.

(2)
The number of shares of our Class A and Class B common stock to be outstanding after this offering is based on 9,390,713 shares of our Class A common stock and 17,131,004 shares of our Class B common stock outstanding on September 30, 2002 and excludes 2,840,379 shares of our Class A common stock reserved for issuance under our Management Incentive Plan, of which 1,128,000 shares are subject to outstanding options as of September 30, 2002.

Risk Factors

You should also be aware that there are various risks involved in investing in our Class A common stock. For more information about these and other risks, see “Risk Factors” beginning on page 9. You should carefully consider all of the risk factors together with all of the other information included in this prospectus.

Summary Financial Data

The summary financial data presented below for each of the years in the three-year period ended December 31, 2001 and the nine-month periods ended September 30, 2001 and 2002 is derived from our audited consolidated financial statements. Interim consolidated financial results for the nine months ended September 30, 2001 and 2002 are not necessarily indicative of the results that may be expected for the full year. The unaudited pro forma data as of and for the year ended December 31, 2001 and the nine months ended September 30, 2002 is provided for informational purposes only and is not necessarily indicative of our past or future results of operations or financial position. You should read the summary financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, our unaudited pro forma condensed consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,				Nine Months Ended September 30,
	1999	2000	2001	Pro Forma 2001(1)	2001	2002	Pro Forma 2002(1)
	(In thousands, except per share amounts)
Statement of Income Data:
Revenues	$353,924	$378,827	$431,436	$482,805	$316,266	$357,727	$391,177
Cost of services	296,306	315,414	353,337	396,821	258,412	291,885	319,075
Gross profit	57,618	63,413	78,099	85,984	57,854	65,842	72,102
Income from operations	15,168	18,589	30,050	32,753	22,237	27,888	30,382
Income from continuing operations	6,796	7,125	16,240	17,095	12,160	16,516	17,553
(Loss) income from discontinued operations(2)	(2,727)	(4,667)	(6,533)	(6,533)	(6,533)	—	—
Loss on disposal of discontinued operations	—	(719)	(8,912)	(8,912)	(5,890)	(795)	(795)

Net income (loss)	$4,069	$1,739	$795	$1,650	$(263)	$15,721	$16,758

Income from continuing operations per share – diluted(3)	$0.36	$0.38	$0.87	$0.91	$0.65	$0.65	$0.69

Net income (loss) per share – diluted(3)	$0.22	$0.09	$0.04	$0.09	$(0.01)	$0.62	$0.66

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . . .	$19,571	$29,578	$26,902	$18,231	$22,399
Working capital	66,784	71,882	67,622	62,016	93,336
Total assets	186,070	186,843	186,242	177,061	266,219
Long-term debt	72,005	73,000	70,343	66,668	25,000
Total stockholders’ equity	19,548	21,794	22,557	21,402	151,773

(1)
On August 5, 2002 we consummated the acquisition of Aegis Research Corporation for $69.1 million in cash. The unaudited pro forma consolidated data for the year ended December 31, 2001 and the nine months ended September 30, 2002 give effect to the acquisition of Aegis Research Corporation as if it had occurred on January 1, 2001. Operating results for Aegis Research Corporation from the date of the acquisition, August 5, 2002, through September 30, 2002 are included in our statement of income data for the nine months ended September 30, 2002.

(2)
On September 26, 2001, we decided to exit certain lines of business so that we could continue to enhance our core competencies. For more information on our discontinued operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations” and note 15 to our consolidated financial statements.

(3)
In January 2002, prior to our initial public offering, we reincorporated from New Jersey to Delaware, recapitalized and effected a 16.3062-for-one stock split. The per share data gives effect to these transactions. The holders of each share of Class A common stock are entitled to one vote per share, and the holders of each share of Class B common stock are entitled to ten votes per share.

Recent Events

Acquisition of Aegis Research Corporation.    On August 5, 2002, we acquired Aegis Research Corporation, a leading provider of secrecy management and enterprise security services for customers in the Department of Defense and the intelligence community. We paid $69.1 million in cash to acquire Aegis Research Corporation and have renamed the company ManTech Aegis Research Corporation. We funded the acquisition using proceeds from our initial public offering completed in February 2002. The description of our business in this prospectus reflects our acquisition of ManTech Aegis Research Corporation’s capabilities.

ManTech Aegis Research Corporation supports customers and programs within the Department of Defense and the intelligence community including the National Reconnaissance Office, the United States Air Force, the Joint Strike Fighter Program Office and the Counterintelligence Field Activity Program under the Department of Defense. ManTech Aegis Research Corporation also supports numerous intelligence community and Department of Defense customers on classified programs. ManTech Aegis Research Corporation provides expert technical support services in the following core areas:

•	Information operations strategies and analysis;

•	Information security, including, computer forensics, intrusion analysis, penetration testing and network simulation;

•	Threat analysis, characterization, countermeasures and risk management;

•	Mission planning and simulation;

•	Security implementation and operations security;

•	Enterprise protection planning; and

•	Security awareness and training.

RISK FACTORS

Before making an investment in our Class A common stock you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including our consolidated financial statements and related notes. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations. Any of the risk factors described below could significantly and negatively affect our business, prospects, financial condition or operating results, which could cause the trading price of our Class A common stock to decline and could cause you to lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We are dependent on contracts with the U.S. federal government for substantially all of our revenues.

For the year ended December 31, 2001 and for the nine months ended September 30, 2002, we derived 96.2% and 96.3%, respectively, of our revenues from federal government contracts, either as a prime contractor or a subcontractor. For the year ended December 31, 2001 and for the nine months ended September 30, 2002, we derived approximately 85.1% and 87.1%, respectively, of our revenues from contracts with agencies in the intelligence community and Department of Defense. We expect that federal government contracts will continue to be the primary source of our revenues for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, or any significant agency in the intelligence community or Department of Defense, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition or operating results could be materially harmed.

Federal government spending priorities may change in a manner adverse to our business.

Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. The overall U.S. defense budget declined from time to time in the late 1980s and the early 1990s. While spending authorizations for intelligence and defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A significant decline in government expenditures, or a shift of expenditures away from programs that we support, could adversely affect our business, prospects, financial condition or operating results.

Federal government contracts contain provisions that are unfavorable to us.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including allowing the government to:

•	Terminate existing contracts for convenience, as well as for default;

•	Reduce or modify contracts or subcontracts;

•	Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	Decline to exercise an option to renew a multi-year contract;

•	Claim rights in products and systems produced by us;

•	Suspend or debar us from doing business with the federal government or with a governmental agency; and

•	Control or prohibit the export of our products.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. As is common with government contractors, some of our contracts have had or are currently experiencing performance issues. We have received and may in the future receive show cause or cure notices under contracts that, if not addressed to the government’s satisfaction, could give the government the right to terminate those contracts for default or to cease procuring our services under those contracts in the future.

We must comply with complex procurement laws and regulations.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our customers and may impose added costs on our business. For example, we are subject to the Federal Acquisition Regulations and all supplements, which comprehensively regulate the formation, administration and performance of federal government contracts, and to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. Our performance under our federal government contracts and our compliance with the terms of those contracts are subject to periodic review by our contracting agency customers. In addition, we routinely conduct our own internal reviews relating to our performance under our federal government contracts and our compliance with their terms. From time to time, such internal reviews and reviews by government contracting agencies result in discoveries by us or by our government contract customers of occurrences of non-compliance by us with the terms of our contracts. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies, and may suffer reputational harm which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts. If we were subject to civil and criminal penalties and administrative sanctions or suffer reputational harm, our business, prospects, financial condition or operating results could be materially harmed. From time to time in the past, we have been subject to government investigations. Currently, we are subject to certain government investigations. For additional information regarding these investigations, see “Business—Legal Proceedings.” In addition, we are subject to industrial security regulations of Department of Defense and other federal agencies that are designed to safeguard against foreigners’ access to classified information. If we were to come under foreign ownership, control or influence, our federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts. The government may reform its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts.

We face competition from other firms, many of which have substantially greater resources.

We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with many other firms, ranging from small specialized firms to large diversified firms, many of which have substantially greater financial, management and marketing resources than we do. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results. In addition, our competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

We derive significant revenues from contracts awarded through a competitive bidding process.

We derive significant revenues from federal government contracts that were awarded through a competitive bidding process. For example, after giving effect to our acquisition of ManTech Aegis Research Corporation, in each of the past three fiscal years, nine out of our ten largest contracts, in terms of revenues, were awarded through a competitive bidding process. Much of the business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the:

•	Need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	Substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	Need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

•
Expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity in the near term to bid on contracts that are held by other companies and are scheduled to expire if the government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

For the year ended December 31, 2001 and for the nine months ended September 30, 2002, we derived 8.1% and 9.2%, respectively, of our revenues from contracts in which we acted as a subcontractor to other contractors or to joint ventures which we and other contractors have formed to bid on and execute particular contracts or programs. We expect to continue to depend on relationships with other contractors for a portion of our revenues in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts.

We may not receive the full amount authorized under contracts that we have entered into and may not accurately estimate our backlog and GSA schedule contract value.

The maximum contract value specified under a government contract that we enter into is not necessarily indicative of revenues that we will realize under that contract. For example, we derive some of our revenues from government contracts in which we are not the sole provider, meaning that the government could turn to other companies to fulfill the contract, and from indefinite delivery, indefinite quantity contracts, which specify a maximum but only a token minimum amount of goods or services that may be provided under the contract. In addition, Congress often appropriates funds for a particular program on a yearly basis, even though the contract may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. Nevertheless, we look at these contract values, including values based on the assumed exercise of options relating to these contracts, in estimating the amount of our backlog. Because we may not receive the full amount we expect under a contract, we may not accurately estimate our backlog. Similarly, in recent years we have been deriving an increasing percentage of our revenues under GSA schedule contracts. GSA schedule contracts are procurement vehicles under which government agencies may, but are not required to, purchase professional services or products. As a result, we believe that potential GSA schedule contract values are not fully reflected in traditional backlog calculations. We have developed a method of calculating GSA schedule contract value that we use to evaluate estimates for the revenues we may receive under our GSA schedule contracts. Although we believe our method of determining GSA schedule contract value is based on reasonable estimates and assumptions, our experience with GSA schedule contracts has been limited to date. We are not currently aware of other companies within our market that employ comparable methods of determining GSA schedule contract value. Estimates of future revenues included in backlog and GSA schedule contract value are not necessarily precise and the receipt and timing of any of these revenues are subject to various contingencies, many of which are beyond our control. For a discussion of these contingencies see “Business—Backlog and GSA Schedule Contract Value.” The actual accrual of revenues on programs included in backlog and GSA schedule contract value may never occur or may change.

We may not accurately estimate the expenses, time and resources necessary to satisfy our contractual obligations.

We enter into three types of federal government contracts for our services: cost-plus, time-and-materials and fixed-price. For the nine months ended September 30, 2002, we derived 37.7%, 44.6% and 17.7% of our revenues from cost-plus, time-and-materials and fixed-price contracts, respectively. For the year ended December 31, 2001, the revenues were 35.2%, 36.2% and 28.6%, respectively. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at negotiated hourly rates. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract. Although we believe that we have recorded adequate provisions in our consolidated financial statements for losses on our contracts, as required under U.S. generally accepted accounting principles, our contract loss provisions may not be adequate to cover all actual losses that we may incur in the future.

Our contracts are subject to audits and cost adjustments by the federal government.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most large government contractors, our contract costs are audited and reviewed on a continual basis. Although audits have been completed on our incurred contract costs through 2000, audits for costs incurred or work performed after 2000 remain ongoing and, for much of our work in recent years, have not yet commenced. In addition, non-audit reviews by the government may still be conducted on all our government contracts. An audit of our work, including an audit of work performed by companies we have acquired or may acquire, could result in a substantial adjustment to our revenues because any costs found to be improperly allocated to a specific contract will not be reimbursed, and revenues we have already recognized may need to be refunded. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.

We may be liable for systems and service failures.

We create, implement and maintain information technology and technical services solutions that are often critical to our customers’ operations, including those of federal, state and local governments. We have experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with our work. If our solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet our customers’ expectations, we may:

•	Lose revenues due to adverse customer reaction;

•	Be required to provide additional services to a customer at no charge;

•	Receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; or

•	Suffer claims for substantial damages against us.

In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

While many of our contracts with the federal government limit our liability for damages that may arise from negligence in rendering services to our customers, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to our management. In certain new business areas, including in the area of homeland security, we may not be able to obtain sufficient indemnification or insurance and may decide not to accept or solicit business in these areas.

Security breaches in classified government systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical classified systems for federal government customers. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions or product liability insurance.

Our quarterly operating results may vary widely.

Our quarterly revenues and operating results may fluctuate significantly in the future. A number of factors cause our revenues, cash flow and operating results to vary from quarter to quarter, including:

•	Fluctuations in revenues earned on fixed-price contracts and contracts with a performance-based fee structure;

•	Commencement, completion or termination of contracts during any particular quarter;

•	Variable purchasing patterns under government GSA schedule contracts, blanket purchase agreements and indefinite delivery, indefinite quantity contracts;

•	Changes in Presidential administrations and senior federal government officials that affect the timing of technology procurement;

•	Changes in policy or budgetary measures that adversely affect government contracts in general;

•	Acquisitions of other technology service providers; and

•	Increased purchase requests from customers for equipment and materials in connection with the federal government’s fiscal year end, which may affect our fourth quarter operating results.

Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Administration approval in a timely manner.

Our senior management and advisory board are important to our customer relationships.

We believe that our success depends in part on the continued contributions of our co-founder, Chairman of the Board of Directors, Chief Executive Officer and President, George J. Pedersen, our Executive Vice President, Chief Financial Officer, Treasurer and Director, John A. Moore, Jr., and other members of our senior management and advisory board. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team and advisory board have established and maintain with government and military personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. While we have employment agreements with some of our executive officers, these agreements do not prevent them from terminating their employment. The loss of Mr. Pedersen, Mr. Moore or any other senior management or advisory board member could impair our ability to identify and secure new contracts and otherwise to manage our business.

We must recruit and retain skilled employees to succeed in our labor-intensive business.

We believe that an integral part of our success is our ability to provide employees who have advanced information technology and technical services skills and who work well with our customers in a government or defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. In addition, some of our contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover our costs in the event the contract is terminated.

Our business is dependent upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Department of Defense requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

If we are unable to manage our growth, our business could be adversely affected.

Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to successfully manage our growth without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive.

One of our key operating strategies is to selectively pursue acquisitions. We have made a number of acquisitions in the past, we currently are pursuing a number of potential acquisition opportunities, and we will consider other acquisitions in the future. We may not be able to consummate the acquisitions we currently are pursuing on favorable terms or at all. We may not be able to locate other suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The proceeds we receive from this offering may not be sufficient to fund the full cost of acquisitions that we may determine to pursue. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We may be exposed to liabilities or losses from operations that we have discontinued.

In September 2001, we decided to dispose of five of our businesses, either by selling them or by winding down their operations. For more information on these discontinued operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations” and note 15 to our consolidated financial statements. Our consolidated financial statements reflect, under the heading “Discontinued Operations”, our estimate of the net losses we expected from these operations through the date we estimated they would be disposed, and all losses expected to be realized upon the disposal of these operations. To date, we have disposed of four of these operations, and only our Australian-based software solutions business remains to be disposed of. If the proceeds we receive from this disposition are less than what we have estimated, or if its operations generate greater losses than we expect prior to disposition, there could be a negative impact on discontinued operations. If we fail to dispose of our Australian-based software solutions business in a timely manner in accordance with generally accepted accounting principles in the United States, we could have to reclassify the business as a continuing operation and restate our financial data for the effected periods to reflect such reclassification.

Subsequent to the disposal of these businesses, we may continue to be exposed to some liabilities arising from their prior operations. For example, we are involved in a lawsuit where defendants have added us as a third-party defendant with respect to allegations that they caused or contributed to soil and groundwater contamination. For more information on this lawsuit, see “Business—Legal Proceedings.” The operations from this business, particularly the performance of environmental consulting and remediation services, may not have been or in the future may not be conducted in compliance with environmental laws, exposing us to further liability and damages for the costs of investigating and cleaning up sites of spills, disposals or other releases of hazardous materials. We cannot assure you that our liability in these matters, or any other environmental liabilities that arise in the future, will not exceed our resources or will be covered by insurance. Even though we have disposed of this and three of the other four discontinued operations, we likely will remain liable for any costs, damages or other liabilities imposed upon them that result from or relate to their operations prior to the disposition.

We may be affected by intellectual property infringement claims.

Our business operations rely extensively on procuring and deploying intellectual property. Our employees develop some of the software solutions and other forms of intellectual property that we use to provide information technology solutions to our customers, but we also license technology from primary vendors. Typically, under federal government contracts, our government customers may claim rights in the intellectual property we develop, making it impossible for us to prevent their future use of our intellectual property. We are and may in the future be subject to claims from our employees or third parties who assert that software solutions and other forms of intellectual property that we used in delivering services and solutions to our customers infringe upon intellectual property rights of such employees or third parties. If our vendors, our employees or third parties assert claims that we or our customers are infringing on their intellectual property, we could incur substantial costs to defend these claims. In addition, if any of these infringement claims are ultimately successful, we could be required to:

•	Cease selling or using products or services that incorporate the challenged software or technology;

•	Obtain a license or additional licenses; or

•	Redesign our products and services that rely on the challenged software or technology.

Covenants in our credit facility may restrict our financial and operating flexibility.

Our credit facility contains covenants that limit or restrict, among other things, our ability to borrow money outside of the amounts committed under the credit facility, make investments in certain of our subsidiaries that are borrowers under the credit facility and designated as discontinued operations or in other entities not listed as borrowers under the credit facility, make other restricted payments, pay dividends on our common stock, sell or otherwise dispose of assets other than in the ordinary course of business, merge or consolidate, or make acquisitions, in each case without the prior written consent of our lenders. Our credit facility also requires us to maintain specified financial covenants relating to fixed charge coverage, interest coverage, debt coverage, capital expenditure limits and minimum consolidated net worth. Our ability to satisfy these financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet these ratios. For example, on two occasions in the past five years, in March 2001 and in November 2000, we obtained waivers for failure to maintain the required fixed charge coverage ratio as of the end of the preceding quarters under the credit facility that was in effect at that time. Default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our assets, including the stock of certain of our subsidiaries to secure the debt under our credit facility. If the lenders declare amounts outstanding under the credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors determine to exercise their rights. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility, restrict our ability to pay dividends on our common stock or subject us to other events of default. Any such restrictive covenants in any future debt obligations we incur could limit our ability to fund our businesses with equity investments or intercompany advances, which would impede our ability to operate or expand our business.

From time to time we may require consents or waivers from our lenders to permit actions that are prohibited by our credit facility. If in the future our lenders refuse to provide waivers of our credit facility’s restrictive covenants and/or financial ratios, then we may be in default under our credit facility, and we may be prohibited from undertaking actions that are necessary or desirable to maintain and expand our business.

Our employees or subcontractors may engage in misconduct or other improper activities.

We are exposed to the risk that employee fraud or other misconduct could occur. In addition, from time to time we enter into arrangements with subcontractors and joint venture partners to bid on and execute particular contracts or programs and we are exposed to the risk that fraud or other misconduct or improper activities by such persons may occur. Misconduct by employees, subcontractors or joint venture partners could include intentional failures to comply with federal laws, federal government procurement regulations or the terms of contracts that we receive and failing to disclose unauthorized or unsuccessful activities to us, which could lead to civil, criminal, and/or administrative penalties (including fines, imprisonment, suspension and/or debarment from performing federal government contracts) and reputational harm. Misconduct by our employees, subcontractors or joint venture partners could also involve the improper collection, handling or use of our customers’ sensitive or classified information, which could result in regulatory sanctions and serious harm to our reputation. We have from time to time experienced occurrences of misconduct and improper activities by our employees, subcontractors or joint venture partners. It is not always possible to deter misconduct by our employees, subcontractors or joint venture partners. Under certain circumstances, conduct of our employees can be imputed to the ManTech subsidiary for which they work and the conduct of ManTech subsidiaries can be imputed to ManTech International Corporation with the consequence that ManTech International could be subject to sanctions and penalties for actions taken by its subsidiaries and/or the employees of its subsidiary. The precautions we take to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses and such misconduct by employees, subcontractors or joint venture partners could result in serious civil or criminal penalties or sanctions or reputational harm to us.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

Mr. Pedersen, our Chairman, Chief Executive Officer and President, will continue to control our company.

Upon completion of this offering, Mr. Pedersen will own or control approximately 91.04% of the combined voting power of the Class A and Class B common stock, or 90.57% if the underwriters’ over-allotment option is exercised in full, and he will own approximately 50.39% of the outstanding shares of Class A and Class B common stock, or 49.00% if the underwriters’ over-allotment option is exercised in full. Accordingly, Mr. Pedersen will control the vote on all matters submitted to a vote of the holders of our common stock. For more information, see “Description of Capital Stock, Certificate of Incorporation and Bylaws—Common Stock.” As long as Mr. Pedersen beneficially owns a majority of the combined voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our board of directors and to control our management and affairs. Mr. Pedersen’s voting control may have the effect of preventing or discouraging transactions involving an actual or a potential change of control of our company, regardless of whether a premium is offered over then-current market prices. Mr. Pedersen will be able to cause a change of control of our company. Mr. Pedersen also will be able to cause a registration statement to be filed and to become effective under the Securities Act of 1933, thereby permitting him to freely sell or transfer the shares of common stock that he owns. In addition, the interests of Mr. Pedersen may conflict with the interests of other holders of our common stock.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that stockholders may consider favorable. Our certificate of incorporation and bylaws:

•	Authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	Prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	Limit who may call special meetings of stockholders;

•	Prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	Establish advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	Require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting the company from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. For more information, see “Description of Capital Stock, Certificate of Incorporation and Bylaws.”

The market price of our Class A common stock may fluctuate widely and trade at prices below the public offering price.

The price of our Class A common stock after this offering may fluctuate widely, depending upon many factors, including our perceived prospects, and the prospects of the information technology and government contracting industries in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for information technology and technical services companies, changes in general economic or market conditions and broad market fluctuations. In addition, the terrorist attacks of September 11, 2001 and subsequent terrorism concerns have contributed to an economic slowdown and to significant instability in the U.S. and other global financial equity markets. Future actions by the federal government, including the initiation of, or participation in, armed hostilities, may lead to further acts of terrorism in the United States or elsewhere, and such actions or developments would likely cause further instability in financial markets. All of these factors subject our operations to increased risks and could have a material adverse effect on your investment in our Class A common stock. As a result, our Class A common stock may trade at prices significantly below the offering price.

We will have broad discretion over the use of proceeds from this offering.

We intend to use the net proceeds from this offering to pursue possible acquisitions and for working capital and other general corporate purposes. We may not use the proceeds from this offering for each of these purposes. Future events, including changes in competitive conditions, our ability to identify appropriate acquisition candidates, the availability of other financing and funds generated from operations and the status of our business from time to time, may lead us to change the allocation of the net proceeds of this offering among these possible uses. We will have broad discretion with respect to the use of these funds and the determination of the timing of expenditures. We cannot assure you that we will use these funds in a manner that you would approve of or that the allocations will be in the best interests of all of our stockholders.

We make forward-looking statements in this prospectus that involve risks, uncertainties and assumptions.

We have made forward-looking statements in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, anticipated expenses, anticipated backlog and GSA schedule contract value, financing plans, competitive position, potential growth opportunities, the future of our industry, the effects of future regulation and the effects of competition. Forward-looking statements involve risks, uncertainties and assumptions. You should not put undue reliance on any forward-looking statements. You should understand that many important factors discussed in this “Risk Factors” section and elsewhere in this prospectus could cause our results to differ materially from those expressed in forward-looking statements. We do not have any intention or obligation to update forward-looking statements after the underwriters cease to distribute this prospectus, except as provided by law.

USE OF PROCEEDS

We estimate the net proceeds to us of this offering to be approximately $84 million, assuming a public offering price of $20.00 per share (based on the November 26, 2002 closing price), or approximately $101 million if the underwriters exercise their over-allotment option in full, after deducting the estimated expenses related to this offering and the portion of the underwriting discount payable by us. We intend to use the net proceeds of this offering (together with cash on hand, additional borrowings and capital stock) to fund all or a portion of the costs of any acquisitions of complementary businesses we determine to pursue in the future, although there are no assurances that we will be able to successfully identify or consummate any such acquisitions. To the extent that we do not pursue or consummate any acquisitions, any remaining net proceeds to us will be used for working capital and general corporate purposes. We may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders in this offering or by one of the selling stockholders under the over-allotment option.

DIVIDEND POLICY

Our credit facility prohibits us from paying cash dividends to holders of our common stock. In addition, we currently intend to retain any earnings for the future operation and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. No dividends have been declared on any class of our common stock during the past two fiscal years. Any future dividends declared would be at the discretion of our board of directors and would depend, among other factors, upon our results of operations, financial condition and cash requirements and the terms of our credit facility and other financing agreements at the time such payment is considered.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock has been quoted on the Nasdaq National Market under the symbol “MANT” since our initial public offering on February 7, 2002 at a price per share to the public of $16.00. The following table sets forth, for the periods indicated, the high and low closing prices of our shares of common stock, as reported on the Nasdaq National Market.

	High	Low
First Quarter 2002 (beginning February 7)	$19.90	$18.01
Second Quarter 2002	24.24	19.13
Third Quarter 2002	24.90	16.89
Fourth Quarter 2002 (through November 26)	24.75	18.08

The last reported sale price of our Class A common stock on the Nasdaq National Market on November 26, 2002 was $20.00 and there were approximately seven holders of record of our Class A common stock and four holders of record of our Class B common stock.

CAPITALIZATION

The following table sets forth as of September 30, 2002:

•	Our cash and cash equivalents;

•	Our actual capitalization; and

•
Our capitalization on an as adjusted basis to reflect both the conversion by two of the selling stockholders of 1,500,000 shares of our Class B common stock into an equal number of shares of our Class A common stock and the sale of the 4,500,000 shares of our Class A common stock offered by us assuming a public offering price of $20.00 per share (based on the November 26, 2002 closing price) after deducting estimated offering expenses and underwriting discounts and commissions payable by us.

The information in this table excludes 2,840,379 shares of our Class A common stock reserved for issuance under our Management Incentive Plan, of which 1,128,000 shares are subject to outstanding options as of September 30, 2002.

You should read this table in conjunction with the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

	At September 30, 2002
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$22,399	$106,399

Debt:
Current portion of long-term debt	$1,000	$1,000
Total long-term debt, net of current portion	25,000	25,000

Total debt	26,000	26,000

Stockholders’ equity:
Common stock	265	310
Additional paid-in capital	116,218	200,173
Retained earnings	37,413	37,413
Accumulated other comprehensive loss	(2,123)	(2,123)
Deferred compensation	640	640
Shares held in grantor trust	(640)	(640)

Total stockholders’ equity	151,773	235,773

Total capitalization	$177,773	$261,773

SELECTED FINANCIAL DATA

The selected financial data presented below for each of the years in the five-year period ended December 31, 2001 and the nine-month periods ended September 30, 2001 and 2002 is derived from our audited consolidated financial statements. Interim financial results for any quarter and for the nine months ended September 30, 2001 and September 30, 2002 are not necessarily indicative of the results that may be expected for the full year. The unaudited pro forma data as of and for the year ended December 31, 2001 and the nine months ended September 30, 2002 is provided for informational purposes only and is not necessarily indicative of our past or future results of operations or financial position. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, our unaudited pro forma condensed consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,						Nine Months Ended September 30,
	1997	1998	1999	2000	2001	Pro Forma 2001(1)	2001	2002	Pro Forma 2002(1)
	(In thousands, except per share amounts)
Statement of Income Data:
Revenues	$286,051	$314,309	$353,924	$378,827	$431,436	$482,805	$316,266	$357,727	$391,177
Cost of services	245,857	265,189	296,306	315,414	353,337	396,821	258,412	291,885	319,075

Gross profit	40,194	49,120	57,618	63,413	78,099	85,984	57,854	65,842	72,102

Costs and expenses:
General and administrative	27,509	33,389	39,175	41,545	44,787	49,336	33,166	36,346	39,604
Depreciation and amortization	2,304	2,284	3,275	3,279	3,262	3,895	2,451	1,608	2,116

Total costs and expenses	29,813	35,673	42,450	44,824	48,049	53,231	35,617	37,954	41,720

Income from operations	10,381	13,447	15,168	18,589	30,050	32,753	22,237	27,888	30,382
Interest expense	2,434	4,020	4,122	4,438	2,922	4,328	2,383	322	1,049
Loss from investment default	—	5,230	—	—	—	—	—	—	—
Other (income) expense, net	(1,925)	(940)	(1,253)	1,039	(1,202)	(1,370)	(1,386)	(337)	(345)

Income before provision for income taxes and minority interest	9,872	5,137	12,299	13,112	28,330	29,795	21,240	27,903	29,678
Provision for income taxes	(4,410)	(2,183)	(5,466)	(5,974)	(12,083)	(12,693)	(9,062)	(11,387)	(12,125)
Minority interest	(24)	(33)	(37)	(13)	(7)	(7)	(18)	—	—

Income from continuing operations	5,438	2,921	6,796	7,125	16,240	17,095	12,160	16,516	17,553
(Loss) income from discontinued operations	255	(1,268)	(2,727)	(4,667)	(6,533)	(6,533)	(6,533)	—	—
Loss on disposal of discontinued operations	—	—	—	(719)	(8,912)	(8,912)	(5,890)	(795)	(795)

Net income (loss)	$5,693	$1,653	$4,069	$1,739	$795	$1,650	$(263)	$15,721	$16,758

Income from continuing operations available to common stockholders	$4,189	$2,838	$6,796	$7,125	$16,240	$17,095	$12,160	$16,516	$17,553

Basic earnings per share from continuing operations(2)	$0.22	$0.15	$0.37	$0.39	$0.87	$0.92	$0.66	$0.66	$0.70

Diluted earnings per share from continuing operations(2)	$0.22	$0.15	$0.36	$0.38	$0.87	$0.91	$0.65	$0.65	$0.69

	Year Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,318	$14,572	$19,571	$29,578	$26,902	$18,231	$22,399
Working capital	46,593	59,354	66,784	71,882	67,622	62,016	93,336
Total assets	154,886	165,718	186,070	186,843	186,242	177,061	266,219
Long-term debt	49,135	66,377	72,005	73,000	70,343	66,668	25,000
Total stockholders’ equity	16,831	15,515	19,548	21,794	22,557	21,402	151,773

(1)
On August 5, 2002 we consummated the acquisition of Aegis Research Corporation for $69.1 million in cash. The unaudited pro forma consolidated data for the year ended December 31, 2001 and the nine months ended September 30, 2002 give effect to the acquisition of Aegis Research Corporation as if it had occurred on January 1, 2001. Operating results for Aegis Research Corporation from the date of the acquisition, August 5, 2002, through September 30, 2002 are included in our statement of income data for the nine months ended September 30, 2002.

(2)
In January 2002, prior to our initial public offering, we reincorporated from New Jersey to Delaware, recapitalized and effected a 16.3062-for-one stock split. All per share data gives effect to these transactions. The holders of each share of Class A common stock are entitled to one vote per share, and the holders of each share of Class B common stock are entitled to ten votes per share.

Unaudited Pro Forma Condensed Consolidated Financial Statements

On August 5, 2002, we acquired Aegis Research Corporation for $69.1 million in cash. The following unaudited pro forma condensed consolidated financial statements of income for the year ended December 31, 2001, and for the nine months ended September 30, 2002, give effect to our purchase of Aegis Research Corporation as if the acquisition occurred on January 1, 2001. The acquisition has been accounted for using purchase price accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations.

These unaudited pro forma condensed consolidated financial statements have been prepared in accordance with rules prescribed by Article 11 of Regulation S-X and based upon our historical financial statements and the historical financial statements of Aegis Research Corporation. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical audited consolidated financial statements for the year ended December 31, 2001, and for the nine months ended September 30, 2002, and the historical audited consolidated financial statements of Aegis Research Corporation for the year ended December 31, 2001. These unaudited pro forma condensed consolidated financial statements are prepared for illustrative purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred if the acquisition transaction described above had been consummated on January 1, 2001, nor are they necessarily indicative of any future operating results or financial position.

	ManTech International Corporation Year Ended December 31, 2001	Aegis Research Corporation Year Ended December 31, 2001	Pro Forma Adjustments		Pro Forma Year Ended December 31, 2001
	(In thousands, except per share amounts)
Revenues	$431,436	$51,369	$—		$482,805
Cost of services	353,337	43,484	—		396,821

Gross profit	78,099	7,885	—		85,984
Costs and expenses:
General and administrative	44,787	4,549	—		49,336
Depreciation and amortization	3,262	86	547	(A)	3,895

Total costs and expenses	48,049	4,635	547		53,231

Income from operations	30,050	3,250	(547)		32,753
Interest expense	2,922	4	1,402	(B)	4,328
Other income	(1,202)	(168)	—		(1,370)

Income before provision for income taxes and minority interest	28,330	3,414	(1,949)		29,795
Income tax (provision) benefit	(12,083)	—	227	(A)	(12,693)
			583	(B)
			(1,420)	(C)
Minority interest	(7)	—	—		(7)

Income from continuing operations	$16,240	$3,414	$(2,559)		$17,095

Basic earnings per share from continuing operations	$0.87				$0.92

Basic weighted average common shares outstanding	18,589,976				18,589,976

Diluted earnings per share from continuing operations	$0.87				$0.91

Diluted weighted average common shares outstanding	18,749,597				18,749,597

(A)
Pro forma adjustment to reflect 12 months of amortization of an acquired intangible asset. In accordance with SFAS No. 141, the Company recorded a $2.7 million intangible asset related to the fair value of customer contracts acquired. This intangible asset will be amortized on a straight-line basis over a period of five years, which represents the estimated economic useful life of the asset.

(B)
Pro forma adjustment to reflect the elimination of interest income associated with the funds utilized by the Company to consummate the acquisition. The interest rate is estimated at 2.0% per annum based on the applicable rate of interest being earned on the invested cash as of the date of the transaction.

(C)
Pro forma adjustment to reflect the incremental provision for federal and state income taxes at an effective tax rate of 41.6% for the year ended December 31, 2001. Prior to the acquisition, the acquired company was an S Corporation and all income, losses and tax credits flowed through to the individual shareholders.

	ManTech International Corporation Nine Months Ended September 30, 2002	Aegis Research Corporation January 1, 2002 Through August 5, 2002	Pro Forma Adjustments			Pro Forma Nine Months Ended September 30, 2002
	(In thousands, except per share amounts)
Revenues	$357,727	$33,450	$—			$391,177
Cost of services	291,885	27,190	—			319,075

Gross profit	65,842	6,260	—			72,102
Costs and expenses:
General and administrative	36,346	3,315	(57)	(D	)	39,604
Depreciation and amortization	1,608	254	319	(A	)	2,116
			(65)	(E	)

Total costs and expenses	37,954	3,569	197			41,720

Income from operations	27,888	2,691	(197)			30,382
Interest expense (income)	322	(107)	834	(B	)	1,049
Other income	(337)	(8)	—			(345)

Income before provision for income taxes and minority interest	27,903	2,806	(1,031)			29,678
Income tax (provision) benefit	(11,387)	—	133	(A	)	(12,125)
			347	(B	)
			(1,167)	(C	)
			(24)	(D	)
			(27)	(E	)
Minority interest	—	—	—			—

Income from continuing operations	$16,516	$2,806	$(1,769)			$17,553

Basic earnings per share from continuing operations	$0.66					$0.70

Weighted average common shares outstanding	25,199,125					25,199,125

Diluted earnings per share from continuing operations	$0.65					$0.69

Weighted average common shares outstanding	25,483,548					25,483,548

(A)
Pro forma adjustment to reflect amortization of an acquired intangible asset for the seven months prior to the acquisition. In accordance with SFAS No. 141, the Company recorded a $2.7 million intangible asset related to the fair value of customer contracts acquired. This intangible asset will be amortized on a straight-line basis over a period of five years, which represents the estimated economic useful life of the asset.

(B)
Pro forma adjustment to reflect the elimination of interest income associated with the funds utilized by the Company to consummate the acquisition. The interest rate is estimated at 2.0% per annum based on the applicable rate of interest being earned on the invested cash as of the date of the transaction.

(C)
Pro forma adjustment to reflect the incremental provision for federal and state income taxes at an effective tax rate of 41.6% for the nine months ended September 30, 2002. Prior to the acquisition, the acquired company was an S Corporation and all income, losses and tax credits flowed through to the individual shareholders.

(D)	Pro forma adjustment to eliminate acquisition-related expenses.
(E)
Pro forma adjustment to reflect the elimination of amortization expense associated with an intangible asset recorded by the acquired company in January 2002 that was determined to have no future value.

QUARTERLY RESULTS OF OPERATIONS

Our results of operations, particularly our revenues, gross profit and cash flow, may vary significantly from quarter to quarter depending on a number of factors, including the progress of contract performance, revenues earned on contracts, the number of billable days in a quarter, the timing of customer orders and billing of other direct costs, the commencement and completion of contracts during any particular quarter, the timing of government contract awards, the term of each contract that we have been awarded and general economic conditions. For example, revenues in the first quarter of 2002 were lower than the fourth quarter of 2001 due to one fewer billable day in the first quarter, and the inclusion in the fourth quarter’s revenues of a larger than usual amount of other direct costs incurred on our programs. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter.

The federal government’s fiscal year ends September 30. If a budget and appropriations spending bill for the next fiscal year has not been approved by that date in each year, our customers may have to suspend engagements that we are working on until a budget and appropriations spending bill has been approved. Such suspensions may cause us to realize lower revenues in the fourth quarter of the year. Further, a change in Presidential administrations or in senior government officials may negatively affect the rate at which the federal government purchases technology. The federal government’s fiscal year end can also trigger increased purchase requests from customers for equipment and materials. Any increased purchase requests we receive as a result of the federal government’s fiscal year end would serve to increase our fourth quarter revenues but will generally decrease profit margins for that quarter, as these activities typically are not as profitable as our normal service offerings.

As a result of the factors above, period-to-period comparisons of our revenues and operating results may not be meaningful. You should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

	Quarters Ended
	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002
	(In thousands, except per share amounts)
Statement of Income Data:
Revenues	$97,857	$105,081	$105,627	$105,558	$115,170	$108,134	$119,168	$130,425
Cost of services	80,580	86,433	86,623	85,356	94,925	88,610	97,280	105,995

Gross profit	17,277	18,648	19,004	20,202	20,245	19,524	21,888	24,430

Costs and expenses:
General and administrative	10,552	10,436	11,258	11,472	11,621	11,433	12,057	12,856
Depreciation and amortization	831	826	827	798	811	488	516	603

Total costs and expenses	11,383	11,262	12,085	12,270	12,432	11,921	12,573	13,459

Income from operations	5,894	7,386	6,919	7,932	7,813	7,603	9,315	10,971
Interest expense	1,122	807	771	805	539	217	(14)	119
Other (income) expense, net	1,112	(443)	(749)	(194)	184	(297)	(225)	186

Income before provision for income taxes and minority interest	3,660	7,022	6,897	7,321	7,090	7,683	9,554	10,666
Provision for income taxes	(1,647)	(3,006)	(2,953)	(3,103)	(3,021)	(3,108)	(3,896)	(4,382)
Minority interest	(1)	(7)	(7)	(4)	11	(2)	(1)	3

Income from continuing operations	2,012	4,009	3,937	4,214	4,080	4,573	5,657	6,287
Loss from discontinued operations	(1,543)	(2,361)	(1,907)	(2,265)	—	—	—	—
Loss on disposal of discontinued operations	—	—	—	(5,890)	(3,022)	—	(795)	—

Net income (loss)	$469	$1,648	$2,030	$(3,941)	$1,058	$4,573	$4,862	$6,287

Basic earnings (loss) per share:
Income from continuing operations	$0.11	$0.22	$0.21	$0.23	$0.22	$0.20	$0.21	$0.24
Loss from discontinued operations	(0.08)	(0.13)	(0.10)	(0.44)	(0.16)	—	(0.03)	—

Basic net income (loss) per share	$0.03	$0.09	$0.11	$(0.21)	$0.06	$0.20	$0.18	$0.24

Diluted earnings (loss) per share:
Income from continuing operations	$0.11	$0.22	$0.21	$0.23	$0.22	$0.20	$0.21	$0.24
Loss from discontinued operations	(0.08)	(0.13)	(0.10)	(0.44)	(0.16)	—	(0.03)	—

Diluted net income (loss) per share	$0.03	$0.09	$0.11	$(0.21)	$0.06	$0.20	$0.18	$0.24

As a Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services	82.3	82.3	82.0	80.9	82.4	81.9	81.6	81.3

Gross profit	17.7	17.7	18.0	19.1	17.6	18.1	18.4	18.7

Costs and expenses:
General and administrative	10.8	9.9	10.7	10.9	10.1	10.6	10.2	9.9
Depreciation and amortization	0.8	0.8	0.8	0.8	0.7	0.5	0.4	0.4

Total costs and expenses	11.6	10.7	11.5	11.7	10.8	11.1	10.6	10.3

Income from operations	6.1	7.0	6.5	7.4	6.8	7.0	7.8	8.4
Interest expense	1.1	0.8	0.7	0.8	0.5	0.2	(0.0)	0.1
Other (income) expense, net	1.1	(0.4)	(0.7)	(0.2)	0.2	(0.3)	(0.2)	0.1

Income before provision for income taxes and minority interest	3.9	6.6	6.5	6.8	6.1	7.1	8.0	8.2
Provision for income taxes	(1.7)	(2.9)	(2.8)	(2.9)	(2.6)	(2.9)	(3.3)	(3.4)
Minority interest	(0.0)	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0

Income from continuing operations	2.2	3.7	3.7	3.9	3.5	4.2	4.7	4.8
Loss from discontinued operations	(1.6)	(2.2)	(1.8)	(2.1)	—	—	—	—
Loss on disposal of discontinued operations	—	—	—	(5.6)	(2.6)	—	(0.6)	—

Net income (loss)	0.6%	1.5%	1.9%	(3.8)%	0.9%	4.2%	4.1%	4.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our Class A common stock, please see “Risk Factors” beginning on page 9. This discussion addresses only our continuing operations, except in the discussion under the heading, “Discontinued Operations”. For more information on our discontinued operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations” and note 15 to our consolidated financial statements.

Overview

We deliver a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. We design, develop, procure, implement, operate, test and maintain mission-critical, enterprise information technology and communication systems and intelligence processing infrastructures for our federal government customers. We also provide solutions to federal government civilian agencies, as well as to state and local governments and commercial customers.

A substantial portion of our revenues are derived from contracts with the federal government. For the year ended December 31, 2001 and the nine months ended September 30, 2002, 96.2% and 96.3%, respectively, of our revenues were derived, either as a prime or a subcontractor, from contracts with the federal government. For the year ended December 31, 2001 and the nine months ended September 30, 2002, approximately 85.1% and 87.1%, respectively, of our revenues were derived from our customers in the intelligence community and Department of Defense.

Our revenues consist primarily of payments for the work of our employees and, to a lesser extent, the pass-through of costs for material and subcontract efforts under contracts with our customers. We enter into three types of federal government contracts: cost-plus, time-and-materials and fixed-price. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at negotiated hourly rates. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities but involve greater financial risk because we bear the impact of cost overruns and receive the benefit of cost savings. For the nine months ended September 30, 2002, we derived approximately 37.7%, 44.6% and 17.7% of our revenues from cost-plus, time-and-materials and fixed-price contracts, respectively. For the year ended December 31, 2001, we derived approximately 35.2%, 36.2% and 28.6% of our revenues from cost-plus, time-and-materials and fixed-price contracts, respectively.

We recognize revenues under cost-plus contracts as our costs are incurred and we include an estimate of applicable fees earned. We recognize revenues under time-and-materials contracts by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. For contracts that include performance-based incentives, we recognize the incentives when they have been earned and we can reasonably demonstrate satisfaction of the performance goal or when the incentive has been awarded. We recognize revenues under fixed-price contracts using the percentage of completion method, which involves a periodic assessment of costs incurred to date in relation to the estimated total costs at completion, or upon the delivery of specific products or services. We record the cumulative effects of any revisions to our estimated total costs and revenues in the period in which the facts requiring revisions become known. If we anticipate a loss on a contract, we provide for the full amount of the anticipated loss at the time of that determination.

Our most significant expense is our cost of services, which consists primarily of direct labor costs for program personnel and direct expenses incurred to complete contracts, including cost of materials and subcontract efforts. Our ability to accurately predict personnel requirements, salaries and other costs, as well as to manage personnel levels and successfully redeploy personnel, can have a significant impact on our cost of services. General and administrative expenses consist primarily of costs associated with our management, finance and administrative groups; personnel training; sales and marketing expenses which include bid and proposal efforts; and certain occupancy, travel and other corporate costs.

Results of Operations

The following table sets forth, for each period indicated, the percentage of items in the consolidated statement of operations in relation to revenues.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services	83.7	83.3	81.9	81.7	81.6

Gross profit	16.3	16.7	18.1	18.3	18.4

Costs and expenses:
General and administrative	11.1	11.0	10.4	10.5	10.2
Depreciation and amortization	0.9	0.9	0.7	0.8	0.4

Total costs and expenses	12.0	11.9	11.1	11.3	10.6

Income from operations	4.3	4.8	7.0	7.0	7.8
Interest expense	1.2	1.2	0.7	0.8	0.1
Other (income) expense, net	(0.4)	0.3	(0.3)	(0.4)	(0.1)

Income before provision for income taxes and minority interest	3.5	3.3	6.6	6.6	7.8
Provision for income taxes	(1.5)	(1.6)	(2.8)	(2.9)	(3.2)
Minority interest	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)

Income from continuing operations	2.0	1.7	3.8	3.7	4.6
Loss from discontinued operations	(0.8)	(1.2)	(1.5)	(2.1)	—
Loss on disposal of discontinued operations	—	(0.2)	(2.1)	(1.9)	(0.2)

Net income (loss)	1.2%	0.3%	0.2%	(0.3)%	4.4%

The following table sets forth, for each period indicated, the percentage of our revenues derived from each of our major types of customers.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Intelligence / Department of Defense	81.7%	83.6%	85.1%	84.1%	87.1%
Federal Civilian Agencies	14.3	12.5	11.1	11.7	9.2
Commercial / State / Local	4.0	3.9	3.8	4.2	3.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Nine Months Ended September 30, 2002 Compared to the Nine Months Ended September 30, 2001

Revenues.    Revenues increased 13.1% to $357.7 million for the nine months ended September 30, 2002, compared to $316.3 million for the same period in 2001. This increase is attributable primarily to additional work under contracts that were in existence during the corresponding period of the prior year, and the new U.S. Army Communications-Electronics Command (CECOM) contract. Additional work from the Department of State and the Army for secure systems and infrastructure solutions, and our acquisition of ManTech Aegis Research Corporation, contributed significantly to the increased revenues. We derived approximately 39.6% of our revenues for the nine months ended September 30, 2002 from work under GSA schedule contracts, compared with approximately 31.1% for the same period in 2001. We derived approximately 9.2% of our revenues for the nine months ended September 30, 2002 from contracts in which we acted as a subcontractor, compared with approximately 8.4% for the same period in 2001.

Cost of services.    Cost of services increased 13.0% to $291.9 million for the nine months ended September 30, 2002, compared to $258.4 million for the same period in 2001. As a percentage of revenues, cost of services decreased from 81.7% to 81.6%. Direct labor costs increased by 19.5%, while other direct costs increased by 4.7% over 2001. Material and subcontract costs increased to $113.7 million for the nine months ended September 30, 2002, compared to $108.6 million for the same period in 2001. The increase in material costs is primarily a result of increased secure systems and infrastructure contract work.

Gross profit.    Gross profit increased 13.8% to $65.8 million for the nine months ended September 30, 2002, compared to $57.9 million for the same period in 2001. Gross profit margin increased to 18.4% for the nine months ended September 30, 2002, compared to 18.3% for the same period in 2001. The increase resulted from higher margins on new secure systems and infrastructure and information technology tasks, in conjunction with our improved realization of cost efficiencies, as a greater percentage of our work is performed under GSA schedule contracts.

General and administrative.    General and administrative expenses increased 9.6% to $36.3 million for the nine months ended September 30, 2002, compared to $33.2 million for the same period in 2001 due to additional management personnel and infrastructure to support the growth of our business. As a percentage of revenues, general and administrative expenses for the nine months ended September 30, 2002 decreased by 0.3% from the same period in the prior year from 10.5% to 10.2%, as a result of operating efficiencies.

Depreciation and amortization.    Depreciation and amortization expense has decreased 34.4% to $1.6 million for the nine months ended September 30, 2002 compared to $2.5 million for the same period in 2001. Depreciation expense has increased slightly but amortization is significantly reduced as a result of our adoption of SFAS No. 142, which discontinues the amortization of acquired goodwill.

Income from operations.    Income from operations increased 25.4% to $27.9 million for the nine months ended September 30, 2002, compared with $22.2 million for the same period in 2001. The increase was primarily a result of the increase in revenues relative to the cost of services discussed above.

Income from continuing operations.    Income increased 35.8% to $16.5 million for the nine months ended September 30, 2002, compared to $12.2 million for the same period in 2001. The increase resulted from higher operating income, reduced interest expense and a lower effective tax rate. Comparative net interest expense decreased by 86.5% for the nine months ended September 30, 2002 as a result of debt reduction and investment of the proceeds of our initial public offering. Our effective tax rate for the nine months ended September 30, 2002 was 40.8%, compared to 42.7% for the same period in 2001, due primarily to the elimination of non-deductible goodwill amortization in current earnings.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenues.    Revenues increased 13.9% to $431.4 million for the year ended December 31, 2001, compared to $378.8 million for 2000. This increase is attributable primarily to additional work under contracts that were in existence during 2000. Additional work from the Department of State and the Army for secure systems and infrastructure solutions, the Defense Security Service for information technology solutions and from the Marine Corps for systems engineering solutions contributed significantly to the increased revenues. We derived approximately 32.6% of our revenues for the year ended December 31, 2001 from work under GSA schedule contracts, compared with approximately 29.8% for 2000. We derived approximately 8.1% of our revenues for 2001 from contracts in which we acted as a subcontractor, compared with approximately 7.8% for 2000.

Cost of services.    Cost of services increased 12.0% to $353.3 million for the year ended December 31, 2001, compared to $315.4 million for 2000. As a percentage of revenues, cost of services decreased from 83.3% to 81.9%. Direct labor costs increased by 8.5%, while other direct costs increased by 19.3% over 2000. Material and subcontract costs increased to $151.7 million for the year ended December 31, 2001, compared to $127.2 million for 2000. The increase arose primarily from our secure systems and infrastructure solutions work and, to a lesser degree, our Defense Security Service information technology work.

Gross profit.    Gross profit increased 23.2% to $78.1 million for the year ended December 31, 2001, compared to $63.4 million for 2000. Gross profit margin increased to 18.1% for the year ended December 31, 2001, compared to 16.7% for 2000. The increase resulted from higher margins on new secure systems and infrastructure and information technology tasks, in conjunction with our improved realization of cost efficiencies, as a greater percentage of our work is performed under GSA schedule contracts.

General and administrative.    General and administrative expenses increased 7.8% to $44.8 million for the year ended December 31, 2001, compared to $41.5 million for 2000 for additional management personnel and infrastructure to support the growth of our business. As a percentage of revenues, general and administrative expenses declined 0.6% as a result of operating efficiencies, such as our improved monitoring of costs.

Depreciation and amortization.    Depreciation and amortization expense has remained relatively constant for the years ended December 31, 2001 and 2000, because we did not acquire any companies or make any significant purchases of fixed assets during these periods.

Income from operations.    Income from operations increased 61.7% to $30.1 million for the year ended December 31, 2001, compared with $18.6 million for 2000. The increase was primarily a result of the increase in revenues relative to the cost of services discussed above.

Income from continuing operations.    Income increased 127.9% to $16.2 million for the year ended December 31, 2001, compared to $7.1 million for 2000. The increase resulted from higher operating income, an increase in other income, reduced interest expense and a lower effective tax rate. Other income increases are primarily attributable to our equity investment in an affiliate which was more profitable in 2001. Interest expense for 2001 decreased by 34.2% from the year ended December 31, 2000 as a result of a $6.2 million reduction in our average balance under our line of credit and from lower interest rates. Our effective tax rate for the year ended December 31, 2001 was 42.7%, compared to 45.6% for 2000, due to a relative decrease in non-deductible expenses.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Revenues.    Revenues increased 7.0% to $378.8 million for the year ended December 31, 2000, compared to $353.9 million for 1999. This increase was attributable primarily to additional work under contracts that were in existence during the prior year. Additional work from the Department of State and the Army for secure systems and infrastructure solutions and from the Marine Corps for systems engineering solutions contributed significantly to the increased revenues, offset in part by declines in work under an Army information technology solutions contract. We derived approximately 29.8% of our revenues for 2000 from work under GSA schedule contracts, compared with approximately 20.3% for 1999. We derived approximately 7.8% of our revenues for 2000 from contracts in which we acted as a subcontractor, compared with approximately 6.8% for 1999.

Cost of services.    Cost of services increased 6.4% to $315.4 million for 2000, compared to $296.3 million for 1999. As a percentage of revenues, cost of services decreased from 83.7% to 83.3%. Direct labor costs increased by 5.9%, while other direct costs increased by 8.2% over 1999. Material and subcontract costs increased 8.2% to $127.2 million in 2000, compared to $117.6 million in 1999, as a result of costs primarily associated with increased secure systems and infrastructure solutions.

Gross profit.    Gross profit increased 10.1% to $63.4 million for 2000, compared to $57.6 million for 1999. Gross profit margin increased to 16.7% for 2000, compared to 16.3% for 1999. This increase resulted from our improved realization of cost efficiencies as a greater percentage of our work was performed under GSA schedule contracts.

General and administrative.    General and administrative expenses increased 6.0% to $41.5 million for 2000, compared to $39.2 million for 1999, as our expenses grew in line with the growth of our business. As a percentage of revenues, general and administrative expenses declined 0.1%.

Depreciation and amortization.    Depreciation and amortization expense remained relatively constant for 2000 and 1999, because we did not acquire any companies in 2000 or make any significant purchases of fixed assets during the year. There were no significant purchases of fixed assets during the year, primarily due to the fact that we began leasing the majority of our computer equipment under three-year leases in the first quarter of 1999.

Income from operations.    Income from operations increased 22.6% to $18.6 million for 2000, compared to $15.2 million for 1999. The increase was primarily a result of the increase in revenues relative to the cost of services discussed above, offset by increased general and administrative expenses.

Income from continuing operations.    Income increased 4.8% to $7.1 million for 2000, compared to $6.8 million for 1999. The increase resulted from higher operating income, offset by higher interest expense, a reduction in other income and a higher effective tax rate. While the average debt balance remained fairly constant year over year, interest expense for the year increased by $0.3 million from the prior year as a result of increasing interest rates. Other income declined by $2.3 million in 2000 compared to 1999 as a result of reduced earnings from an equity investment and a non-recurring $0.4 million gain recorded in 1999 upon our sale of a building. Our effective tax rate for 2000 was 45.6%, compared to 44.4% for 1999, due to a relative increase in non-deductible expenses.

Liquidity and Capital Resources

Our primary source of liquidity is cash provided by operations and our revolving credit and term-loan facility. We fund our operations primarily through cash provided by operating activities. Proceeds from our initial public offering also provide a source of liquidity. Cash provided by operating activities of continuing operations was $4.7 million for the nine months ended September 30, 2002, a decrease of $7.9 million from the prior year period. The primary reason for this decrease was increased contract receivables and decreased accounts payable and tax accruals offset by an increase in income from continuing operations and decreases in prepaid and other assets. Cash tax payments for the nine months ended September 30, 2002 include $4.1 million associated with our conversion to an accrual-basis taxpayer.

Cash provided by operating activities of continuing operations for 2001, 2000 and 1999 was $19.0 million, $19.9 million and $9.4 million, respectively. In 2001, cash provided by operating activities was generated primarily from income from continuing operations of $16.2 million and increases in accounts payable and accruals, offset by an increase in contract receivables and decreases in advanced billings. In 2000, cash provided by operating activities was generated primarily from income from continuing operations of $7.1 million, a decrease in contract receivables, an increase in advanced billings and an increase in salary-related accruals, offset by increases in prepaid expenses and other assets and decreases in accounts payable and accrued expenses. In 1999, cash flow was principally due to income from continuing operations of $6.8 million, increases in accounts payable and accrued expenses and decreases in prepaid expenses and other assets, offset by a significant increase in contract receivables resulting from growth in our contract base.

Cash used in investing activities of continuing operations was $71.1 million for the nine months ended September 30, 2002, compared to $5.6 million for the prior nine month period. Investment activities included the acquisition of ManTech Aegis Research Corporation, purchases of property and equipment, and investments in intellectual property. Cash used in investing activities for 2001, 2000 and 1999 was $5.8 million, $4.2 million and $2.6 million, respectively. Investing activities have primarily consisted of investments in intellectual property, acquisitions of businesses, investments and loans to affiliates and purchase of property and equipment.

Cash provided by financing activities of continuing operations was $64.1 million for the nine months ended September 30, 2002, compared to cash used of $7.7 million for the nine months ended September 30, 2001. The net cash provided during 2002 is primarily the result of the net proceeds of our initial public offering, less amounts used to repay debt.

Cash used in financing activities of continuing operations was $4.8 million for 2001 and $0.0 million for 2000. Cash provided by financing activities of continuing operations was $2.0 million for 1999. The net cash used during 2001 is primarily the result of debt reduction. Debt repayments and borrowings produced no significant cash impact in 2000. Borrowings under our line of credit exceeded repayments of other debt items by $2.0 million in 1999.

On August 5, 2002, we acquired all of the outstanding shares of Aegis Research Corporation for a cash purchase price of approximately $69.1 million. We renamed this company ManTech Aegis Research Corporation. The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon their estimated fair market values. The balance of the purchase price was recorded as goodwill. We funded the acquisition using proceeds from our initial public offering.

On December 17, 2001, we executed a new Business Loan and Security Agreement with Citizens Bank of Pennsylvania, PNC Bank N.A., Branch Banking and Trust Company of Virginia, and Chevy Chase Bank, F.S.B. to refinance and replace a prior loan agreement. The agreement provides for a $65.0 million revolving credit facility and a $6.4 million term loan. Under the term-loan portion of the agreement, the principal balance was payable in consecutive quarterly installments of $0.5 million on the last business day of each quarter commencing with the last business day of December 2001. The maturity date of the agreement is December 31, 2004. Under the agreement, we are required to maintain specified financial covenants relating to fixed charge coverage, interest coverage, debt coverage, and to maintain a certain level of consolidated net worth. The agreement also places limitations on additional borrowings, mergers, and related party transactions, issuances of capital stock and payment of dividends, and limitations with respect to capital expenditures. Borrowings under the agreement are collateralized by our eligible contract receivables, inventory, all of our stock in our subsidiaries and certain property and equipment and bear interest at the London Interbank Offered Rate (LIBOR), or the lender’s prime rate, plus market-rate spreads that are determined based on a company leverage ratio calculation. The LIBOR spreads may range from 1.00% to 1.75% and the prime rate spreads may range from 0.00% to 0.50%. To manage our exposure to the fluctuations in these variable interest rates, an interest swap was executed in December 2001. The swap agreement has a notional principal amount of $25.0 million and currently has a fixed LIBOR rate of 6.83%. The term loan balance and accrued interest and all but $25.0 million of the revolving credit facility were repaid during the first quarter of 2002. At September 30, 2002, we had $25.0 million in borrowings outstanding under the revolving credit facility under the agreement.

In January 1998, we executed a seven-year Subordinated Credit Agreement with First Source Financial LLP for $8.0 million to finance the redemption of our preferred stock. The principal balance was payable in eight consecutive quarterly installments of $0.9 million on the first business day of each quarter commencing with the first business day of January 2003. A ninth and final payment was due on the last day of December 2004. The balance and accrued interest of this credit facility was repaid during the first quarter of 2002.

We believe the capital resources available to us under our credit agreements and cash from our operations are adequate to fund our ongoing operations and to support the internal growth we expect to achieve for at least the next 12 months. We anticipate financing our external growth from acquisitions as well as our longer-term internal growth through one or a combination of the following: cash from operations; additional borrowing; issuance of equity; use of the existing revolving facility; or a refinancing of our credit facilities.

Discontinued Operations

In September 2001, we decided to exit certain lines of business involving foreign operations or operations that primarily serve commercial customers. We decided to dispose of our Australian-based software solutions consulting business, our United Kingdom-based bank remittance processing business, our China-based consulting business, our U.S.-based environmental consulting and remediation business and our U.S.-based application-hosting business. We are not discontinuing or disposing of our operations that currently provide comprehensive information technology and systems engineering solutions to federal government agencies, including the EPA, or that currently provide database conversion solutions to commercial customers. The lines of business to be disposed of or discontinued have been classified as discontinued operations in our consolidated financial statements and the likely net gains and losses to income expected from these businesses through the estimated date of disposal have been accrued in accordance with Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary Unusual and Infrequently Occurring Events and Transactions. We have concluded the disposal of all of these businesses as of September 30, 2002, except our Australian-based software solutions business. An additional accrual for loss on disposal of discontinued operations of $0.8 million was recorded in the second quarter of 2002 related to additional costs of disposal related to these concluded dispositions. We expect to close a transaction on the Australian-based software solutions business during calendar year 2002. This delay from our previous estimate is the result of a deteriorating market for the sale of commercial technology businesses in Australia which was beyond our control. We remain committed to our original plan of selling the business and we have interested parties evaluating the purchase of this business at this time. Despite the adjustment to the estimated closing date, no additional charges to discontinued operations are anticipated at this time.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our senior term loan and our revolving credit facility. These borrowings bear interest at variable rates. During the first quarter of 2002, we repaid all but $25.0 million in borrowings outstanding under our revolving credit facility. A hypothetical 10% increase in interest rates would have increased our annual interest expense for the nine months ended September 30, 2002 by less than $0.1 million.

In December 2001, we entered into an interest swap agreement in order to reduce our exposure associated with the market volatility of fixed LIBOR interest rates. This agreement has a notional principal amount of $25.0 million and, as of September 30, 2002, had a rate of 6.83%. This agreement is a hedge against revolving debt of $25.0 million, which bears interest at monthly floating LIBOR plus 1.00%. At stated monthly intervals the difference between the interest on the floating LIBOR-based debt and the interest calculated in the swap agreement are settled in cash. The value of the swap at September 30, 2002 was a negative $3.4 million.

We do not use derivative financial instruments for speculative or trading purposes. We invest our excess cash in short-term, investment grade, interest-bearing securities.

Our investments are made in accordance with an investment policy approved by the board of directors. Under this policy, no investment securities can have maturities exceeding one year and the average maturity of the portfolio cannot exceed 90 days.

Critical Accounting Estimates and Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition and Cost Estimation

We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable, and collectibility is reasonably assured. We have a standard internal process that we use to determine whether all required criteria for revenue recognition have been met. This standard internal process includes a monthly review of contract revenues and expenses by several levels of management. This review covers, among other matters, progress against schedule, project staffing and levels of effort, risks and issues, subcontract management, incurred and estimated costs, and disposition of prior action items. This monthly internal review is designed to determine whether the overall progress on a contract is consistent with the effort expended and revenue recognized to date.

Our revenues consist primarily of payments for the work of our employees, and to a lesser extent, the pass through of costs for materials and subcontract efforts under contracts with our customers. Cost of services consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation, and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

The majority of our revenues are derived from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price, or time-and-materials contracts. Absent evidence to the contrary, we recognize revenue as follows. Under cost-plus-fixed or award-fee contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. Under firm-fixed-price contracts, revenues are estimated on the percentage of completion method, on the basis of costs incurred in relation to estimated total costs, or upon delivery of specific products or services, as appropriate. For time-and-material contracts, revenues are computed by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. Performance incentives are incorporated in certain contracts, which provide increased and decreased revenues based on actual performance compared to established targets. Incentives based upon cost performance are recorded when earned and other incentives and awards are recorded when the amounts are earned and can be reasonably determined, or are awarded. In certain circumstances, revenues are recognized when contract amendments have not been finalized. Prior to agreeing to commence work directed by the customer and before receipt of the written modification or amendment to the existing contract, we require the completion of an internal memo that assesses the probability of the modification being executed in a timely fashion and our ability to subsequently collect payment from the customer.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of our progress toward completing the contract. From time to time, as part of our standard management processes, facts develop that require us to revise our estimated total costs or revenues. In most cases, these revisions relate to changes in the contractual scope of our work. To the extent that a revised estimate affects contract profit or revenue previously recognized, we record the cumulative effect of the revision in the period in which the facts requiring the revision become known. Anticipated losses are recognized in the accounting period in which they are first determined.

Goodwill

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Effective January 1, 2002, we adopted SFAS No. 142, and no longer amortize goodwill, but rather goodwill is to be reviewed at least annually for impairment. We have elected to perform this review annually at the beginning of each calendar year. For acquisitions completed prior to the adoption of SFAS No. 141 and SFAS No. 142 on January 1, 2002, goodwill was amortized on a straight-line basis over periods ranging from two to twenty years.

Discontinued Operations

In September 2001, we executed a formal plan to exit certain commercial and foreign lines of business that no longer contribute to our core competencies. Based on independent valuations, market comparable information and interest expressed in these businesses, an estimate has been provided for the likely net gains and losses to income expected from these businesses through the estimated dates of disposal. As a result, in accordance with APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, results of operations have been classified as discontinued and prior periods have been restated. We have segregated the net assets and liabilities held for sale, recorded all current and expected future losses and deferred all gains expected to be realized upon disposal of the respective entities. The amounts we will ultimately realize could differ in the near term from the amounts estimated in arriving at the loss on disposal of the discontinued operations.

Our significant accounting policies, including the critical policies listed above, are described in the notes to the consolidated financial statements included in this prospectus.

Accounting Pronouncements

Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of this new pronouncement had no impact on the consolidated financial statements.

Effective January 1, 2002, we adopted EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF 01-14 requires that companies report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expenses. As we have historically accounted for reimbursements for out-of-pocket expenses in the manner provided for under EITF 01-14, the adoption of the provisions of EITF 01-14 did not have an impact on our consolidated financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Among other things, SFAS 145 rescinds both SFAS 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS 4, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. We do not believe SFAS 145 will have a material impact on our future earnings or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs of Exit or Disposal Activities. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that an exit or disposal activity related cost be recognized when the liability is incurred instead of when an entity commits to an exit plan. The provisions of SFAS No. 146 are effective for financial transactions initiated after December 31, 2002. We do not believe SFAS 146 will have a material impact on our future earnings or financial position.

BUSINESS

Overview

We deliver a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. We design, develop, procure, implement, operate, test and maintain mission-critical, enterprise information technology and communication systems and intelligence processing infrastructures for our federal government customers. On August 5, 2002, we acquired Aegis Research Corporation, a leading provider of secrecy management and enterprise security services for customers in the Department of Defense and intelligence community. We renamed this company ManTech Aegis Research Corporation. The description of our business in this prospectus reflects our acquisition of ManTech Aegis Research Corporation’s capabilities.

More than 2,800 of our nearly 4,300 employees hold government security clearances, including over 1,000 with access to Top Secret Sensitive Compartmented Information allowing us to work with our customers in highly classified environments and at front-line deployments in the United States and 34 countries globally.

We were founded in 1968 and have exhibited strong growth and profitability since 1980 largely as a result of successful long-standing relationships with our customers, having supported many of them for 15 to 30 years. For both the year ended December 31, 2001 and the nine months ended September 30, 2002, approximately 85.1% and 87.1% of revenues, respectively, were derived from our customers in the intelligence community and Department of Defense. These customers include the Office of the Secretary of Defense; the Department of State; the National Reconnaissance Office and other intelligence agencies; the U.S. Army, Navy, Air Force and Marine Corps and joint military commands. We also provide solutions to federal government civilian agencies, including NASA, EPA and the Departments of Justice, Commerce and Energy, as well as to state and local governments and commercial customers.

Industry Background

The federal government is the largest purchaser of information technology solutions. Federal government spending on information technology has consistently increased in each year since 1980. Input, an independent market research firm, expects this trend to continue, with federal government spending on information technology expected to increase from $37.1 billion in 2002 to an estimated $63.3 billion in 2007, a compound annual growth rate of 11.3%. Moreover, this data may not fully reflect government spending on complementary technical services, which include sophisticated systems engineering and testing services. We believe that government spending will continue to increase due to several trends:

Increasing U.S. Department of Defense Budgets.    The Department of Defense is the largest purchaser of information technology in the federal government. The Government Electronics and Information Technology Association has stated that the federal government is projected to increase spending on defense-related programs from $296.0 billion in 2001 to approximately $460.0 billion in 2007, a compound annual growth rate of 7.6%. For fiscal year 2003, Congress has authorized $393.0 billion in defense spending, which is the largest increase in national defense spending since the 1980s. Of this amount, $355.0 billion has been formally appropriated by Congress and signed into law by the President, an increase of approximately $38.0 billion or 12.0% over fiscal year 2002. Within this expanding market, there are several notable trends affecting information technology and technical services providers:

•
Command, Control, Communication, Computers and Intelligence (C4I).    According to Frost & Sullivan, a market research firm, the federal government spends approximately $11.3 billion annually on advanced systems and communications for C4I-related activities. We believe that spending on advanced command and control architectures will increase as the Department of Defense seeks to use information technology to increase combat power, improve battle management and enhance communications and systems interoperability.

•
Homeland Security Programs.    The Pentagon has stated that the military’s most urgent priority is to defend the United States from external attack, including cyber-assaults and bioterrorism. To accomplish this mission, we believe the federal government will rely heavily on cooperative and coordinated information systems, technologies and technical services. According to the Government Electronics and Information Technology Association, federal spending on information assurance initiatives is expected to increase from $2.7 billion in 2000 to $6.7 billion in 2005, a compound annual growth rate of approximately 19.9%. In addition, the President’s 2003 homeland security budget proposal calls for spending $37.5 billion on various homeland security programs in addition to the emergency spending bill that provided $40.0 billion for homeland security initiatives in 2002.

•
Intelligence Spending.    The U.S. intelligence community is composed of 13 federal agencies and organizations responsible for the collection, analysis and dissemination of strategic and tactical intelligence information. The 13 agencies comprising the U.S. intelligence community are:

☐ Central Intelligence Agency	☐ Department of State
☐ Defense Intelligence Agency	☐ Department of Energy
☐ National Security Agency	☐ Department of the Treasury
☐ Army Intelligence	☐ Federal Bureau of Investigation
☐ Navy Intelligence	☐ National Reconnaissance Office
☐ Air Force Intelligence	☐ National Imagery and Mapping Agency
☐ Marine Corps Intelligence

The budget for the intelligence community is coordinated under the Director of Central Intelligence and the Secretary of Defense. The intelligence community budget has traditionally been classified for national security reasons, but according to official figures released by the Director of Central Intelligence for the fiscal years 1997 and 1998 indicated annual budgets in excess of $26.0 billion. While budget numbers for subsequent years have not been released, according to the U.S. House of Representatives Appropriations Committee, the fiscal year 2002 spending bill “adds significant funds in support of classified programs and also provides funding to accelerate and enhance U.S. military intelligence, surveillance, and reconnaissance (ISR) capabilities.” In addition, the emergency supplemental spending bill signed into law by the President on September 18, 2001 allowed for spending on intelligence-related activities, although specific spending amounts have not been released to the public. According to an Associated Press wire report, the intelligence budget for 2003 is expected to be approximately $35.0 billion.

Increasing Adoption of Commercialized Procurement Methods by the Federal Government. Recent changes in procurement legislation have incorporated commercial buying techniques into the government’s source selection process. These changes have resulted in reduced supplier selection time and have facilitated “best value” contracting, which considers qualitative selection criteria, such as past performance and technical approach. Other changes allow government technology service providers to attain pre-approved status and gain the opportunity to market their services to federal government customers through contracts with established pricing metrics, such as GSA schedule contracts. These contracts enable government agencies to transition from cost-plus contracts to time-and-materials and fixed-price contracts, which promotes increased efficiencies for federal government customers by incentivizing technology service providers to reduce costs.

Increasing Reliance on Technology Service Providers.    The independent market research firm Input estimates that the federal government information technology outsourcing budget will grow from approximately $6.4 billion in 2002 to approximately $14.5 billion in 2007, a compound annual growth rate of approximately 17.6%, due to the government’s need for cost-effective technologies and efficient services. Government-wide spending on information technology- and information superiority-related products and services is expected to exceed $80 billion in fiscal year 2003 according to a report by the Government Electronics and Information Technology Association. The trend towards use of technology service providers is expected to accelerate in light of staffing challenges facing the government. The National Academy of Public Administrators estimates that approximately 50.0% of the federal government information technology workforce will be eligible to retire by 2006 and that there will be a shortage of technically skilled replacements. Given the difficulty the federal government has experienced in hiring and retaining skilled technology personnel in recent years, we believe the federal government will need to rely heavily on technology service providers that have experience with government legacy systems, can sustain mission-critical operations and have the required government security clearances to deploy qualified personnel in classified environments.

Increasing Focus on Modernizing Information Technology and Communication Infrastructures.      Traditionally, the federal government has relied on proprietary legacy systems that were developed with programming and computer standards unique to the government. These legacy systems often are expensive to maintain, lack scalability and are incompatible with current technologies. Nevertheless, the government has a significant amount of money and resources invested in these legacy systems, many of which serve mission-critical functions where even a minor failure can lead to substantial losses, including potential loss of life. The government therefore requires technology service providers with domain expertise who can successfully integrate and transition proprietary legacy systems to modern technologies.

Requirements for Government Technology Service Providers

We believe that government technology service providers face significant challenges when providing services to the intelligence community and Department of Defense. We believe they must:

•	Provide and support comprehensive technology-based solutions;

•	Demonstrate expertise in sustaining proprietary government legacy systems to maintain mission-critical functionality, while integrating or replacing them with modern systems and applications;

•	Deploy personnel in support of overseas military and intelligence operations;

•	Comply with strict personnel and facility security clearance requirements for classified programs;

•	Demonstrate domain expertise, a record of past performance and the ability to successfully manage large and complex programs; and

•	Have a strong management team with practical experience in managing programs for the intelligence community and Department of Defense.

Our Competitive Advantages

We believe we are well positioned to address the requirements of our customers in the intelligence community and Department of Defense because we possess the following key competitive advantages:

Comprehensive Technology Solutions Provider.    We offer comprehensive systems life-cycle support, through which we design, develop, procure, implement, operate, test and maintain sophisticated communication and information technology systems and infrastructures. Our ability to provide this broad array of capabilities affords us opportunities to expand our business with existing customers and to develop relationships with new customers. By offering domain expertise in customers’ systems and infrastructures, we are able to identify, develop, implement and deploy solutions to support our customers’ mission-critical and enterprise systems.

Extensive Experience with Government Legacy Systems.    Our expertise with legacy systems migration, integration, optimization and maintenance enables us to sustain, modernize, maximize and protect our government customers’ investments in systems and infrastructures. For over 30 years, we have worked with a variety of legacy information technology systems and programming languages that are proprietary to our customers in the intelligence community and Department of Defense, and we have gained extensive domain expertise through our on-site presence at government facilities. With this background, we can transition a customer’s legacy systems to, or integrate them with, new commercial technologies and web-enabled customized applications, enhancing the interoperability and accessibility of critical enterprise data.

Expertise in Supporting Overseas Operations.    Given the critical nature of many of our services and our close relationships with our customers, we are often called upon to support our customers as they respond to crisis situations around the world. We have extensive experience with military and intelligence operations and frequently deploy personnel overseas to support priority national security programs, particularly where U.S. troops are engaged in operations. We currently have more than 1,000 professionals supporting U.S. government operations in 34 countries.

Employees with Security Clearances.    We are able to satisfy the strict security clearance requirements for personnel who work on classified programs for the intelligence community and Department of Defense. More than 2,800 of our approximately 4,300 employees have government security clearances. Approximately 1,800 of these employees hold Top Secret security clearances, including more than 1,000 employees who have access to Sensitive Compartmented Information. These employees have already completed the lengthy process necessary to obtain a security clearance, which requires a candidate to be sponsored by the government for a particular purpose, entails extensive background investigations that typically take between six months to a year and, for restricted access clearance, may require successful completion of polygraph testing. We also maintain facility clearances as required to support classified programs.

Proven Track Record of Providing Services to the Federal Government.    We have a successful track record of fulfilling our customer needs as demonstrated by our long-term relationships with many of our largest customers. We have supported technical services programs for the Navy for over 30 years, intelligence activities for the Army for over 20 years and security programs for the Department of State for over 15 years. For example, since 1981 we have provided services under five successive competitively awarded contracts in support of the Naval Aviation Logistics Command Management Information System.

Experienced Management Team.    Our executives and advisory board members provide us extensive experience supporting the intelligence community and Department of Defense. Many of our executives and advisory board members have long tenures in the government marketplace, and several are former senior military officers or intelligence agency executives. With their knowledge, valued relationships and reputations, our management plays a key role in building and sustaining our customer base.

Our Growth Strategy

Our objective is to profitably grow our business as a premier provider of comprehensive information technology and technical services solutions to the federal government market. Our strategies for achieving this objective include:

Expand Our Customer Base.    We intend to capitalize on our long-term relationships with our customers and our reputation within the intelligence community and Department of Defense to attract new customers and to cross-sell our broad array of solutions to our existing customers. Under the “best value” contracting process that has resulted from reforms in the government process, past performance and technical approach are key factors which the government may consider when evaluating competitive bids. Based on our long-term support to numerous customers, we believe we have a successful past performance track record and demonstrated technical expertise that gives us credibility recognition with these customers and enhances our ability to be successful in bidding on follow-on contracts and in competition for new programs of both existing and new customers. We also intend to pursue these opportunities by hiring key personnel with targeted domain expertise and by pursuing strategic acquisitions. Because our personnel are on-site with, or working in close proximity to, our customers, we develop close relationships with them and are often able to enhance our customers’ operations by rapidly identifying and developing solutions for customer-specific requirements.

Increase Contract Profitability.    We intend to continue increasing our profitability by pursuing contracts that require higher value-added solutions and by transitioning our services to more efficient and flexible contract vehicles, such as competitively awarded GSA schedule contracts. We use our customer relationships and our existing core competencies to identify and compete for service offerings where we can obtain improved margins by delivering higher value-added solutions. In addition, we have actively pursued flexible contract vehicles, such as competitively awarded GSA schedule contracts, as a quick, efficient way to engage our services. GSA schedule contracts are competitively awarded acquisition contracts which government agencies may use to purchase our solutions at predetermined ceiling prices, terms and conditions. In marketing to our customers, we are able to highlight the advantages that these contract vehicle alternatives offer our customers. In addition to providing our customers with pre-negotiated competitively priced arrangements, these advantages include the broad range of services that can be obtained under them, the quick response flexibility they offer to meet short time constraints and the capability to accommodate overall program technical, schedule and cost requirements at fair market prices. Customers which select these contract vehicles find that they can obtain the benefit of competitively priced services without the cost and delay of the government’s traditional formal proposal and bid process. These contract vehicles also incentivize us to provide our services on a more cost-efficient basis. If we achieve cost efficiencies through effective management of these contracts, we can increase our profitability. Under GSA schedule contracts, we can also proactively market our advanced technology solutions to our federal government customers.

Target High Growth Segments of the Market.    We believe the projected growth in government information technology and technical services spending will offer opportunities for development and delivery of advanced technology solutions for enterprise applications and information systems. We intend to expand our service offerings in high growth program areas. In particular, we intend to focus on providing new or improved solutions in critical infrastructure protection and information assurance, including cybersecurity and homeland security programs, and other secure systems and infrastructure solutions to the intelligence community, Department of Defense and other civilian agencies. For example, our staffing levels in support of the Department of State’s critical infrastructure and information assurance functions increased from approximately 100 to over 500 personnel since 1998.

Attract and Retain Highly Skilled Personnel.    We intend to continue to attract and retain skilled professionals, including engineers, scientists, analysts, technicians and support specialists, to ensure we have the capabilities to fulfill our customers’ requirements. We target candidates who have served in the military or as civilian experts in the intelligence community and Department of Defense. We believe we can continue to retain our employees by offering competitive compensation and incentive plans, opportunities for career growth through company-supported education programs and diverse, challenging assignments at over 180 locations worldwide.

Pursue Strategic Acquisitions.    We plan to enhance our internal growth by selectively pursuing strategic acquisitions of businesses that can cost-effectively broaden our domain expertise and service offerings and allow us to establish relationships with new customers. We are primarily focused on acquiring businesses that provide value-added solutions for the intelligence community and Department of Defense but will also consider opportunities to acquire other businesses where we can leverage our reputation and experienced management team. For example, in August 2002, we completed the acquisition of Aegis Research Corporation, a leading provider of secrecy management and enterprise security services for customers in the Department of Defense and the intelligence community.

Our Services

We deliver comprehensive information technology and technical services solutions for mission-critical, enterprise information technology and communication systems through three principal areas of expertise, which are offered separately or in combination across our customer base:

Secure Systems and Infrastructure Solutions

We provide a broad range of solutions to enhance systems and network availability and mission-critical performance of our customers’ hardware, software, computer, network and telecommunication assets, including:

Intelligence Operations.    We provide services for strategic and tactical intelligence systems, networks and facilities in support of the intelligence community and Department of Defense. To support classified systems and facilities designed to collect, analyze, process and report on signals intelligence, we develop and integrate advanced, signal processing systems and new signal processing techniques. Our intelligence-related services also include the design, rapid development and prototyping, integration and management of real-time signal processing systems. For example, when an adversary implements a new communication technique or protocol, we provide rapid prototyping and re-engineering services, which enable our customers in the intelligence community to decipher and exploit the communications.

Communication Systems and Infrastructure Support.    We design, develop, modify and maintain secure communication systems and network infrastructures. This process involves evaluating industry standards, systems architectures and applications in order to recommend and develop technology solutions and integrate them into a customer’s secure communication systems. We also procure, install and test new voice, data and video communication systems. For example, we provided a comprehensive communication network infrastructure and systems solution in relocating, re-establishing and upgrading a major military command headquarters from Panama to Miami, Florida. We integrated the customer’s classified and unclassified information processing and telecommunication network without disruption to the command mission.

Safeguarding Critical Infrastructures.    We identify potential foreign and domestic threats, including terrorism, to quantify exposure to the threats and recommend prudent countermeasures. Our capabilities include threat definition and modeling, vulnerability identification, adversary characterization, lethal force defense analysis, security life-cycle planning and management, physical and cyber countermeasure optimization techniques and operations security assessments. For example, to assist the Department of State in addressing the requirements of Presidential Decision Directive 63, which requires all government agencies to identify and safeguard critical infrastructures from all forms of threats, we provide on-going support in the department-wide vulnerability assessments of their critical infrastructure and resources and perform worldwide network management and other integrated security services.

Information Assurance.    We provide comprehensive information assurance programs that assess and implement integrated physical, technical, operations, personnel, computer and communication security requirements, including disaster recovery assessment. Our services include systems security architecture development, test and evaluation, certification and accreditation support and compliance audits and inspections. We offer information assurance support for both classified and unclassified systems. For example, for the Department of State, we design and implement networks and host-based intrusion detection programs that are compatible with their evolving virtual private network architecture.

Secrecy Management and Program Security Architecture.    We provide secrecy management and security infrastructure services for highly classified programs including intelligence operations and military programs. Due to the highly sensitive and classified nature of these programs, opportunities are often limited to a select number of providers that possess the requisite capabilities, qualifications and special access clearances. Our involvement in these programs often begins in the initial or concept phase. We identify critical elements that require protection and then help design the program to protect those critical elements throughout the program life cycle. We provide secrecy and security services including vulnerability assessment, exposure analysis, secrecy architecture design, security policy development and implementation, life cycle acquisition program security, system security engineering, security awareness and training, comprehensive security support services and technical certification and accreditation services. For example, we provide special access security support to the Joint Strike Fighter Program and the Department of Defense Counterintelligence Field Activity Office.

Information Technology Solutions

We provide a broad range of information technology solutions to our customers, including:

Systems Integration Services.    We perform comprehensive systems integration of hardware and software components using commercial products and our customers’ proprietary software and legacy applications for our government and commercial customers. We analyze customer information systems, applications and platforms and develop solutions to sustain or extend systems performance and availability. For example, as a subcontractor on the Navy-Marine Corps Intranet program, we are transitioning legacy software applications to a standardized, end-to-end systems infrastructure for voice, video and data. This includes support of over 10,000 critical legacy business applications serving 350,000 Navy personnel, which must be migrated to the new program architecture. We also develop and provide specialized training programs for information systems, including interactive electronic training and technical manuals and enterprise-wide distance learning programs. We are working with the Internal Revenue Service’s General Business Institute to design, develop and implement a web-based training management and delivery solution that provides access to more than 100 training courses via their intranet or the Internet.

In addition, we perform database conversion and application migration services for our customers. For example, we developed a software tool that enhances our database conversion and application migration services. This solution automates the database conversion process to enable better, faster and less expensive conversions and migrations.

Enterprise Application Solutions.    We design, develop, implement, test, maintain and web-enable software applications for our customers’ information systems and network infrastructures. We provide comprehensive e-commerce services, including web development efforts that focus on designing and maintaining scalable, interoperable, reliable and portable end-to-end information management solutions. Our e-commerce services also include global web-based collaboration, electronic cataloging, automated document imaging and business process re-engineering. For example, as part of our business process re-engineering services, we are working with the Office of the Secretary of Defense to develop industry-wide electronic data interchange standards.

We design, develop and implement electronic data interchange solutions, which enable different entities to communicate and execute orders and transactions electronically. For example, we developed an electronic data interchange solution for the Defense Commissary Agency, which operates over 370 commissaries worldwide. We also currently provide a web-based integrated solution for managing millions of vital records that document births, deaths, marriages and divorces for several state and local governments.

Our information technology solutions allow end-users insight into and control over supply chain management. We have developed and implemented logistics management information systems for the Navy for more than 20 years, including the sophisticated Naval Aviation Logistics Command Management Information System application, which is used on every ship in the Navy and at over 450 shore facilities. We have also expanded our services for the Navy in this area so that we now develop, maintain and provide continuous systems process improvements for 19 other information systems as part of the Navy Tactical Command Support System, which automates numerous logistics functions. Applications we designed for the Navy have been adopted for use by other agencies, including the Marine Corps, the White House Communications Agency and three NASA centers.

Systems/Network Maintenance Services.    We have extensive experience in maintaining a wide range of information management resources for our customers. We perform comprehensive systems administration, including 24x7 support for continuous mission operations. For example, for the Army, we provide systems administration and help desk functions at a domestic location for a command and management system, as well as help desk functions in an overseas remote location that supports 1,500 users. For this customer, we also provide on-site support for the command and management system workstations and networks located throughout countries in Central and South America.

Systems Engineering Solutions

We offer our customers a broad range of systems engineering solutions, including:

Systems Engineering Services.    We perform comprehensive systems engineering services to analyze and develop solutions for customer hardware and software requirements. We also evaluate existing systems designs to determine if performance enhancements or cost savings can be derived through the integration of current technologies. For more than 15 years, we have provided a broad range of systems engineering services to analyze acoustic data requirements and develop instrumentation to assist the Navy in maintaining or increasing the acoustical advantages of U.S. submarines. As part of these services, we have developed a wide range of hull-mounted and towed array sonar systems and acoustic measurement systems. We also provide systems engineering and technical services that support the design and installation of communication, intelligence, electronic warfare and information systems aboard Navy and Coast Guard ships and at shore-based facilities.

Testing and Evaluation.    For the past three decades, we have tested complex and mission-critical hardware and software systems used by the Army, Navy and NASA. We have played key roles in improving the performance, reliability, maintainability, supportability and weapons effectiveness of in-service rotary and fixed wing platforms, including the F/A-18E/F Super Hornet, and their associated ordnance. We are participating in development of plans for testing and evaluating the Joint Strike Fighter. We also perform submarine and surface ship acoustical trials to evaluate stealth abilities and to maintain the acoustical credibility of U.S. submarines. We have performed acoustic testing for every operational class of Navy combat vessel, both surface and submarine, in use today.

Through our work at NASA’s Goddard Space Flight Center, our space payload test and integration services have supported every in-house earth orbit program since 1971. We conduct a broad range of tests, including structural, acoustics, vibration, space simulation and electromagnetic tests, to certify that all flight hardware can withstand the extreme conditions of space flight. We have won recognition within both Goddard and the NASA community for our test, integration, transportation and launch site support of the Hubble Space Telescope repair and servicing missions. For example, we received the Goddard Contractor Excellence Award for 2000.

We also design, manufacture and produce automated test technology for military and commercial customers. For example, we are the prime contractor for the U.S. Marine Corps Third Echelon Test System, a mobile testing platform that is designed to provide electronic repair support on the front lines of the battlefield.

Our services also include our environmental science, toxicology and ecology research and development services for the EPA, including assessing the human health impacts of a wide variety of airborne and waterborne contaminants, monitoring and predicting exposures, understanding exposure routes in the event of a release of chemicals or biological agents and modeling migration strategies to predict the movement of airborne and waterborne contaminants. In response to the September 11, 2001 terrorist attacks, we were asked by the EPA’s National Exposure Research Laboratory to assemble and calibrate equipment for monitoring pollutants released around the collapsed World Trade Center complex. In less than 48 hours, we defined monitoring needs and configured equipment in a mobile laboratory that was delivered to the World Trade Center site to collect and evaluate samples of contaminants.

Independent validation and verification.    We perform tests to certify that new systems or upgraded systems operate in accordance with their design requirements. For example, we have performed certification services for aircraft weapon systems in support of U.S. Naval Air Systems Command programs.

Our Customers

Our customers include U.S. federal government intelligence, military and civilian agencies and other state and local governments and commercial customers. We have successful long-standing relationships with our customers, having supported many of them for 15 to 30 years. Representative customers include:

•	Intelligence and Department of Defense Customers
❑	Office of the Secretary of Defense
❑	U.S. Army, Navy, Air Force and Marine Corps
❑	Multiple Intelligence and Classified Agencies
❑	Department of State
❑	National Reconnaissance Office
❑	Defense Information Systems Agency
❑	Defense Logistics Agency
❑	Defense Commissary Agency
❑	Joint Interoperability Test Command

•	Civilian Agencies or Departments
❑	Department of Energy
❑	Department of Justice
❑	National Aeronautics and Space Administration
❑	Environmental Protection Agency
❑	Internal Revenue Service
❑	National Institutes of Health, including the National Cancer Institute

Our revenues derived from our federal government customers, consisting primarily of customers in the intelligence community and Department of Defense, accounted for approximately 96.3% of our revenues for the nine months ended September 30, 2002, and approximately 96.2%, 96.1% and 96.0% of our revenues for 2001, 2000 and 1999, respectively. Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. For example, under a blanket purchasing agreement with one of the Army’s contracting agencies, program managers throughout the Army and from other services and defense agencies are able to purchase a wide range of our solutions. Even though task orders under this agreement together accounted for 11.1% of our revenues for the nine months ended September 30, 2002, no one task order represented more than 8.1% of our revenues during that period.

For 2001 and the nine months ended September 30, 2002, we derived 8.1% and 9.2%, respectively, of our revenues through relationships with prime contractors, who contract directly with the customer and subcontract to us. For the nine months ended September 30, 2002, we derived 99.4%

and 0.6% of our revenues from services provided to customers in the United States and abroad, respectively. For 2001, 2000 and 1999, we derived 98.6%, 98.7% and 99.6%, respectively, of our revenues from services provided to customers in the United States and 1.4%, 1.3% and 0.4%, respectively, abroad. We treat sales to United States government customers as sales within the United States, regardless of where the services are performed.

Representative Customer Solutions

We have selected the following case studies to illustrate the breadth of comprehensive information technology and technical services solutions that we provide and the range of customers that benefit from our solutions. While we believe they are helpful in that regard, our selection of these case studies should not be viewed as depicting our largest or most profitable contracts, the full range of work that we have undertaken in the past or the type of contracts we will pursue in the future.

Intelligence-Related Support

Task Objective:	Establish and operate strategic and tactical intelligence systems, networks and facilities in classified environments to support our customers’ worldwide intelligence-related operations.
Solution:
For over 20 years, we have supported a broad range of strategic programs for classified agency customers to enhance signals intelligence systems and infrastructure availability and mission-critical functionality. We design, develop, monitor, maintain and upgrade designated site hardware, software, network and telecommunication assets to support continuous operations. We have consistently achieved required systems availability levels while accommodating a broad range of new technology integration initiatives for our customers’ legacy systems.

For U.S. Army intelligence customers, we currently operate four centers in the United States, one in Germany and one in South Korea to support intelligence, electronic warfare and other systems. These centers must be able to adapt and expand to support a wide range of electronic maintenance or logistics support missions. We perform broad maintenance, logistical and administrative services, including systems and network troubleshooting, maintenance and repair, and installation, integration and testing of electronic, electrical and mechanical equipment designed for vehicular, airborne and portable platforms. We also provide dedicated or on-call support on a 24x7 basis for designated systems during exercise and active deployments.

U.S. Department of State Critical Infrastructure Protection Services

Task Objective:
Establish program to support the Department of State’s electronic and physical security systems, network intrusion detection systems, and classified communications programs at worldwide embassies and posts.

Solution:
We are the primary technology service provider responsible for upgrading all electronic physical security infrastructure at more than 250 U.S. embassies and posts worldwide. This infrastructure includes perimeter surveillance, closed-circuit television, intrusion detection, access control and fire suppression systems. We continuously evaluate emerging security technologies for suitability and possible integration into Department of State facilities.

We also assess and test commercial off-the-shelf cyber intrusion detection products to meet the requirements of each location. We test each product in our secure laboratory prior to deployment. We recently designed and implemented a network and PC-based intrusion detection program compatible with the evolving virtual private network architecture serving the Department of State and the foreign affairs community. We also provide incident handling support and develop procedures for coordinating espionage investigations.

For one of the Secretary of State’s highest information technology priorities, we support the development of a secure global network and infrastructure for 190 foreign service post installations worldwide. We build, test and integrate equipment into approved solution configurations, which are shipped overseas and installed in the posts. Based on the customer’s connectivity requirements, the solutions we provide range from simple secure dial-up to a more complex secure NT local area network providing classified message and e-mail delivery. To date, we have successfully installed classified Windows NT-based local area network solutions at 69 posts.

We have recently been tasked to provide Internet access worldwide at each department desktop within a secure infrastructure. We are developing a segmented architecture that identifies how security functionality can be implemented on local and wide area networks and host resources.

Joint Strike Fighter Security Program Office

Task Objective:
Provide broad array of secrecy management and security services to the Joint Strike Fighter Program to support complex issues of international security and foreign disclosure management in the development of the next generation strike aircraft weapon system for the U.S. Navy, Air Force, Marine Corps and foreign allies contributing to the program.

Solution:
Based on our expertise in security architecture development and critical information, we developed a framework for security and risk management methodologies that support lifecycle program protection encompassing all security disciplines. We are involved in every aspect of the Joint Strike Fighter’s Security Program, from the design and implementation of access and document control systems to advanced security engineering and information protection strategies. The Joint

Strike Fighter Program presents unique challenges because each member organization of the program team has different security requirements and clearance levels which result in a complicated system of controls and security, all of which are implemented by our personnel.

Defense Commissary Agency Corporate Information Utility Systems

Task Objective:
Establish capability to support the Defense Commissary Agency business enterprise systems infrastructure, which consists of over 370 commissaries worldwide that service millions of customers each year.

Solution:
Since 1995, we have worked with the agency to conduct detailed analyses of current and future agency business requirements and to recommend integration of new commercially available software and hardware products for large-scale upgrades to the agency’s legacy systems. Recently, we developed the agency’s first executive decision support system that automates many of the accounting functions performed at the individual commissaries and provides a tool for region and zone managers to effectively monitor their assigned stores.

We also developed and implemented a web-based electronic data interchange interface that facilitates wholesale point-of-sale capability and allows small grocery vendors to submit product prices directly to the agency. It also provides real-time tracking of all consumer product prices and an on-line payment system. We deployed the solution to all of the agency’s regional headquarters and stores in the United States. We believe our solutions played a key role in the agency winning the award for the Best Electronic Commerce Team in the Department of Defense in 1999.

Navy Tactical Command Support System

Task Objective:	Develop an integrated suite of applications to support mission-critical functions for a widely dispersed user population in the Naval aviation community.
Solution:
Since 1981, we have been the prime contractor for development, implementation and systems life-cycle support of major applications that comprise the Navy Tactical Command Support System. This sophisticated logistics management information system now consists of 19 applications ranging from stand-alone desktops to web-enabled applications that facilitate management of the information, personnel, material and funds required to maintain and operate surface ships, submarines, aircraft and shore commands. At least one of the 19 systems applications is used aboard every ship in the Navy, in every Navy and Marine Corps aviation organizational maintenance activity and intermediate maintenance activity, by Marine Corps ground combat forces, and by more than 450 shore-based organizations worldwide.

Our recent improvements to legacy applications include the integration of new technologies such as automated identification technology for component tracking, two-way data replication to facilitate information exchange among commands and development of interfaces with new tools such as smart cards and portable handheld electronic devices. After re-engineering and modernizing legacy systems, we are managing orderly, phased user migrations from legacy systems to the new optimized systems.

Joint Interoperability Test Command Support Services

Task Objective:
Support the Joint Interoperability Test Command in conducting interoperability and certification testing of new or upgraded C4I systems and information exchange standards in the command’s verification and interoperability facility.

Solution:
For the past 19 years, we have supported a wide range of interoperability, certification and standards conformance testing on tactical and strategic assets in support of all military systems and operations. Our services include comprehensive systems integration support during test and certification processes. We develop test plans and procedures, conduct tests and document test results on the interoperability of all C4I systems. We have developed and implemented networks; performed software development; and provided facility support, including help desk support for the command’s 600-user local area network.

We designed, installed, and operate a $65.0 million Joint Interoperability Testbed and the Network Interoperability Testing Laboratory, consisting of tactical equipment from the various military services interconnected through a distributed test network. This virtual test network is quickly reconfigurable to replicate operational networks and permits the interconnection and testing of equipment and networks anywhere in the world. We also support the Joint Logistics Warfighter Initiative designed to improve military readiness by improving the responsiveness of multiple logistics systems of different military branches by integrating current technologies and business process improvements. We deploy with the command during military exercises and contingency operations and have supported 53 operations globally since 1991.

Backlog and GSA Schedule Contract Value

At September 30, 2002, our backlog was $1,221.1 million, of which $226.5 million was funded backlog. At September 30, 2001, our backlog was $765.0 million, of which $228.6 was funded backlog. In addition, we estimate our GSA schedule contract value at September 30, 2002 was $957.4 million. At September 30, 2001, we estimate our GSA schedule contract value was $921.6 million. Backlog, funded backlog and GSA schedule contract value represent estimates that we calculate on the bases described below. We expect that more than 94.8% of our funded backlog at September 30, 2002 will be recognized as revenues prior to September 30, 2003.

We define backlog as our estimate of the remaining future revenues from existing signed contracts, assuming the exercise of all options relating to such contracts and including executed task orders issued under GSA schedule contracts. This includes an estimate of revenues for solutions that we believe we will be asked to provide in the future under the terms of executed multiple-award contracts in which we are not the sole provider, meaning that the customer could turn to companies other than us to fulfill the contract. It also includes an estimate of revenues from indefinite delivery, indefinite quantity contracts, which specify a maximum, but only a token minimum, amount of goods or services that may be provided under the contract. Backlog does not include the value for contracts where we have been given permission by the customer to begin or continue working, but where a formal contract or contract extension has not yet been signed.

We define funded backlog to be the portion of backlog for which funding currently is appropriated and allocated to the contract by the purchasing agency or otherwise authorized for payment by the customer upon completion of a specified portion of work. Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

At September 30, 2002, our backlog included $224.8 million of revenues for solutions pursuant to task orders that have been executed under GSA schedule contracts, of which $107.1 million was included in funded backlog. The amount of our revenues generated under GSA schedule contracts has increased in recent years. Specifically, for the years ended December 31, 1999, 2000, and 2001, funded awards under GSA schedule contracts were $102.5 million, $135.2 million and $155.6 million, respectively, and for the nine months ended September 30, 2002, funded awards under GSA schedule contracts were $169.9 million. We believe that potential GSA schedule contract revenues are not fully reflected in traditional backlog calculations because, as described below, while GSA schedule contracts provide our customers with the flexibility to obtain our solutions through a streamlined procurement process, they do not provide for fixed, minimum or maximum purchase commitments. Therefore, we have developed a method of calculating GSA schedule contract value that we use to evaluate estimates for the amount of revenues that we may receive under our GSA schedule contracts. For these purposes, we determine GSA schedule contract value by multiplying the average monthly amount of funded work that we have been awarded under each of our GSA schedule contracts over the past twelve months, by the number of months remaining in the term of those contracts, including under existing options, except that we do not take into account remaining contract terms of more than 72 months.

GSA schedule contracts are competitively awarded government-wide acquisition contracts negotiated and awarded by the General Services Administration and effectively act as fixed-price or time-and-materials contracts which government agencies may, but are not required to, use to purchase professional services and information technology products at predetermined ceiling prices, terms and conditions. Many of our customers are authorized to use GSA schedule contracts through blanket purchase agreements, which operate similarly to GSA schedule contracts by permitting one or more federal agencies to purchase professional services or products from technology service providers at predetermined prices, terms and conditions. GSA schedule contracts are master agreements that do not, by themselves, authorize the delivery of services or products. Therefore, even though we have been awarded a GSA schedule contract or blanket purchase agreement, we often must actively solicit post-award sales, and it remains difficult for us to estimate the amount of work, if any, we will obtain under the contract.

GSA schedule contracts benefit our federal government customers in a number of ways. First, they provide customers a streamlined means to competitively obtain professional services and technology products, allowing for a more efficient and timely procurement process. Second, because we must actively promote our services and technology to obtain work under these types of agreements, the customer benefits from continued competition. Third, as with fixed-price or time-and-materials contracts, GSA schedule contracts shift the risks of cost overruns to the technology service provider and promote effective contract management and cost-efficiencies by allowing the technology service provider to receive the benefit of cost savings that it generates. Although we must compete for or solicit individual task orders under GSA schedule contracts, we have found that they can benefit companies such as ours which can respond quickly to emerging customer requirements and can manage contract performance efficiently. Finally, as with traditional fixed-price contracts, GSA schedule contracts involve greater financial risk but we believe offer opportunities for higher profitability because we bear the impact of cost overruns and receive the benefit of cost savings.

Changes in the amount of our backlog, funded backlog and GSA schedule contracts value result from potential future revenues from the execution of new contracts or the extension of existing contracts, reductions from contracts that end or are not renewed, reductions from the early termination of contracts, and adjustments to estimates of previously included contracts. Changes in the amount of our funded backlog and GSA schedule contract value also are affected by the funding cycles of the government. These estimates of future revenues are necessarily inexact and the receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. The actual accrual of revenues on programs included in backlog, funded backlog and GSA schedule contract value may never occur or may change because a program schedule could change or the program could be canceled, a contract could be modified or canceled, an option that we have assumed would be exercised is not exercised or initial estimates regarding the level of solutions that we may provide could prove to be wrong. For the same reason, we believe that period-to-period comparisons of backlog, funded backlog and GSA schedule contract value are not necessarily indicative of future revenues that we may receive.

Sales and Marketing

We market our solutions through the valuable relationships of our senior management, advisory board and business development staff. We also seek to benefit from existing customer relationships and respond to competitive solicitations.

We employ a team-selling approach, where our senior management, business development staff and our program managers collaborate in identifying and developing business opportunities. With this approach, we are able to assess opportunities quickly, drawing on the experience and perspective of senior personnel across the company, including those working in close proximity with our customers. We have also established a formal process for making bid/no-bid decisions and use automated resources to track the status of each bid opportunity. We have effectively used GSA schedule contracts to respond quickly to emerging customer requirements.

To supplement or complement our core competencies, we have teaming relationships to work together on contracts with various industry partners, such as Computer Sciences Corporation, Electronic Data Systems Corporation and TRW Inc. While we are the prime contractor on substantially all of our contracts, we serve as subcontractor when teaming in that manner furthers our goals of expanding our customer base or pursuing high growth markets. Similarly, in some cases, we establish joint ventures with other companies in order to present the best value solution or proposal, particularly when we seek to enter new markets.

Employees

As of September 30, 2002, we had approximately 4,300 employees, including 2,800 employees with government security clearances. Of these employees, approximately 1,800 employees hold Top Secret security clearances, including over 1,000 employees who have access to Sensitive Compartmented Information. Our employees with security clearances have already completed the lengthy process necessary to obtain the clearance. This process typically requires a candidate to be sponsored by the government with respect to a particular requirement, entails extensive background investigations that typically take from six months to a year and, for the most restricted access, may require successful completion of polygraph testing.

Approximately 3,300 of our employees are technical and service professionals and managers, and approximately 650 are in administrative or executive functions. Approximately 190 of our employees, all of whom are located at NASA’s Goddard Space Flight Center, are represented by the International Brotherhood of Electrical Workers union under a collective bargaining agreement which is due to expire in June 1, 2005. We have not experienced any work stoppage or strike by these employees.

We believe we are successful in retaining our employees by offering competitive salary structures, attractive incentive compensation and benefits programs, career growth opportunities, flexible work assignments and the opportunity to perform mission-critical services, often in classified environments. Our current employees are offered an opportunity to respond to new job opportunities before we pursue external recruiting. We consider our relations with employees to be good.

Competition

We believe that the major competitive factors in our market are distinctive technical competencies, security clearances, price of services, successful past contract performance, reputation for quality and key management with domain expertise. Our key competitors currently include divisions of large defense contractors, such as BAE SYSTEMS, plc, Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company and TRW Inc., as well as information technology service companies, such as Affiliated Computer Systems, Inc., Anteon International Corporation, Booz Allen & Hamilton, CACI International Inc, Computer Sciences Corporation, DynCorp, Electronic Data Systems Corporation, Science Applications International Corporation, Titan Corporation, Unisys Corporation and Veridian Corporation.

Intellectual Property

Our solutions are not generally dependent upon patent protection. We routinely enter into confidentiality and non-disclosure agreements with our employees to protect our trade secrets. Our rights in intellectual property that we develop depend in part on the degree to which the intellectual property is developed with our private funds, rather than with funds of the federal government. Our federal government contracts routinely provide that we may retain ownership rights in works of authorship and inventions developed during the performance of those contracts. However, the rights granted to the federal government are, from time to time, a source of negotiation, and typically include the right of the federal government to use and share our intellectual property with other government contractors, making it impossible for us to prevent their non-exclusive use of our intellectual property.

Our ability to protect our rights in intellectual property developed or delivered under government contracts also is dependent upon our compliance with applicable federal procurement statutes and regulations. There can be no assurance that the steps we take to protect our intellectual property will be adequate to deter misappropriation or to prevent use by others of our intellectual property.

Legal Proceedings

On June 1, 2001, CHBP, Ltd., a customer of ManTech Environmental Corporation, our former environmental consulting and remediation business, filed suit in the 333rd District Court of Harris County Texas against a number of parties alleging a total of $2.0 million in damages from soil and groundwater contamination caused by the defendants while occupying a commercial business center owned by CHBP, Ltd. On November 15, 2001, some of the defendants in this suit filed a third-party complaint against ManTech Environmental Corporation, alleging that services provided by our subsidiary to CHBP, Ltd. caused or contributed to the alleged contamination of the property. On April 30, 2002, CHBP, Ltd. amended their suit to assert a direct claim against ManTech Environmental Corporation. We have denied the allegations. A trial date is set for January 19, 2004. We believe that we have other defenses and claims, including indemnification claims and professional liability insurance coverage, and do not believe this litigation will have a material adverse effect on our business, prospects, financial condition or operating results. We decided to discontinue the operation of the commercial business performed by ManTech Environmental Corporation. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations” and note 15 to our consolidated financial statements.

Like most large government defense contractors, our contract costs are audited and reviewed on a continual basis by an in-house staff of auditors from the Defense Contract Auditing Agency. In addition to these routine audits, we are subject from time to time to audits and investigations by other agencies of the federal government. These audits and investigations are conducted to determine if our performance and administration of our government contracts is compliant with contractual requirements and applicable federal statutes and regulations. An audit or investigation may result in a finding that our performance and administration is compliant or, alternatively, may result in the government initiating proceedings against us or our employees, including administrative proceedings seeking repayment of monies, suspension and/or debarment from doing business with the federal government or a particular agency, or civil or criminal proceedings seeking penalties and/or fines. Audits and investigations conducted by the federal government frequently span several years. Set forth below is a description of certain government audits and investigations to which we are subject, in addition to routine audits of our contract costs.

On August 17, 2001, we were served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia. The U.S. Attorney’s Office for the Eastern District of Virginia has advised us that the investigation relates to whether we improperly charged a portion of our corporate merger and acquisition-related expenses and certain expenses of our Australian-based software consulting subsidiary (which is one of our businesses included in discontinued operations) in a manner that would have resulted in those expenses being reimbursed by the U.S. government. As anticipated, we received a second grand jury subpoena seeking documents relating to this investigation on August 2, 2002. Based on the facts known to us as of the date of this prospectus, we do not expect the consequences of this investigation to have a material adverse effect on our business, prospects, financial condition or operating results. However, this investigation is still on-going and it is not possible to tell how it may develop in the future. We are fully cooperating with the federal government’s investigation of this matter.

On October 9, 2002, we received a document subpoena issued by the Department of Defense Office of Inspector General. The subpoena seeks the production of certain documents concerning a Department of Defense contract pursuant to which one of our subsidiaries, ManTech Solutions & Technologies Corporation (“MSTC”), performed personal security clearance background checks for the Defense Security Service. Although we did not handle classified information under this contract, the terms of the contract required MSTC to utilize personnel with appropriate security clearances. We believe that the investigation relates, in part, to whether we improperly charged certain costs under the contract, as well as to the propriety of the security clearances and credentials of certain subcontractors and employees who provided services under the contract. After receiving this subpoena, our outside counsel and our chief compliance officer began an investigation of MSTC regarding certain matters relevant to the subpoena. In the course of our internal investigation, which remains in process, we discovered that up to five weekly time sheets of one person who performed services under the contract and who did not possess the proper security clearance had been manually changed after receipt of the subpoena and before they were produced to the Department of Defense Office of Inspector General to indicate that such person did not directly charge time to the contract. None of the changed information was entered into our official accounting records, and, therefore, the information in our accounting system was not compromised. We promptly informed the government of this development, and we terminated certain employees of MSTC following our discovery relating to the changed time sheets. We note that this development may result in proceedings against certain current and/or former employees of MSTC and possibly MSTC itself. Based on the facts known to us, we do not expect the consequences of the government's investigation to have a material adverse effect on our business, prospects, financial condition or operating results. However, this investigation is at a preliminary stage and it is not possible to tell how it may develop in the future. For additional information regarding the penalties to which we could be subject in the event the government's investigation results in a determination that we or our employees or agents acted improperly, see “Risk Factors - the sections entitled “Our employees or subcontractors may engage in misconduct or other improper activities” and “We must comply with complex procurement laws and regulations”.

We also are currently subject to an investigation by the Inspector General of the EPA regarding the number of hours we charged in the performance of a contract with the EPA. We do not believe that the outcome of this investigation will have a material adverse effect on our business, prospects, financial condition or operating results. We are fully cooperating with the federal government’s investigation of this matter.

In addition to the foregoing, we are subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of our business. Although we cannot predict the outcomes of these other legal proceedings, based on the information now available to us, we do not believe that the ultimate resolution of these matters, either individually or in the aggregate, will have a material adverse effect on our business, prospects, financial condition or operating results.

Facilities

Since 1992, we have leased our corporate headquarters office building in Fairfax, Virginia. We are in the fifth year of a 10-year lease on this facility. As of September 30, 2002, we leased 18 additional operating facilities throughout the metropolitan Washington, D.C. area and 62 facilities in other parts of the United States. We also have employees working at customer sites throughout the United States and in other countries. We believe that our facilities are adequate to support the normal course of business.

MANAGEMENT AND KEY ADVISORS

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus:

Name	Age	Position
George J. Pedersen	67	Chairman of the Board of Directors, Chief Executive Officer and President
John A. Moore, Jr.	50	Executive Vice President, Chief Financial Officer, Treasurer and Director
R. Evans Hineman	68	Executive Vice President and Chief Science and Technology Officer
Eugene C. Renzi	68	Executive Vice President
Jerry L. Unruh	63	Senior Vice President
Bradley H. Feldmann	41	Senior Vice President
Barry G. Campbell	61	Director
Walter R. Fatzinger, Jr.	60	Director
Michael D. Golden	62	Director
Richard J. Kerr	67	Director
Stephen W. Porter	63	Director
Walter W. Vaughan	69	Director

George J. Pedersen — Co-founder, Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Pedersen, our co-founder, has served as Chairman of the Board of Directors since 1979, adding the positions of Chief Executive Officer and President in 1995. Mr. Pedersen has been a Director of GSE Systems, Inc., an affiliated software design and development company, since 1994 and was an executive employee from 1999 to 2002. Mr. Pedersen served on the board of directors of GP Strategies Corporation, a workforce development company that provides training, management systems and engineering services, from 2001 to 2002. Mr. Pedersen is Chairman of the Board of Directors for the Institute for Software Research, Inc., a not-for-profit corporation that performs research and advanced development of software and related technologies, including research for NASA. Mr. Pedersen also serves as a Director Emeritus of the Professional Services Council, a national association of technology services companies, as a Director and Executive Committee member of the National Defense Industrial Association, a trade association for the defense industry, and as an advisory board member for the Association for Enterprise Integration, a not-for-profit organization to advance enterprise integration and e-business practices for industries and governments.

John A. Moore, Jr. — Executive Vice President, Chief Financial Officer, Treasurer and Director. Mr. Moore joined us in 1982 and has served as Chief Financial Officer since 1993, as Executive Vice President since 1997 and as a Director of our company since 1994. Mr. Moore oversees our financial operations and our business development activities. Mr. Moore has been a Director of GSE Systems, Inc., since 1997 and was an executive employee from 1999 to 2002. Prior to joining us, Mr. Moore was a supervisory auditor for the Defense Contract Audit Agency, which is responsible for performing contract audits for the Department of Defense.

R. Evans Hineman — Executive Vice President and Chief Science and Technology Officer, ManTech International Corporation; President, National Security Solutions Group; President, ManTech Aegis Research Corporation. Mr. Hineman joined us in 2001. From 1999 to 2001, he served as Vice President for Intelligence of Litton Industries Inc.’s Information Systems Group. From 1989 to 1999, Mr. Hineman served as President of TASC, Inc., a provider of information management and systems engineering solutions. From 1964 to 1989, Mr. Hineman worked for the Central Intelligence Agency, serving as Deputy Director for Science and Technology from 1982 to 1989. Prior to 1982, he held various other senior positions with the Central Intelligence Agency, including Director of Weapons Intelligence and Chairman of the Director of Central Intelligence’s Weapon and Space Systems Intelligence Committee. Mr. Hineman was one of 50 recipients of the Trailblazer award on the 50th anniversary of the Central Intelligence Agency, and he was awarded the Central Intelligence Agency’s Distinguished Intelligence Medal and the National Reconnaissance Office’s Distinguished Service Medal.

Eugene C. Renzi — Executive Vice President, ManTech International Corporation; President, ManTech Telecommunications and Information Systems Corporation (MTISC). Major General, U.S. Army (Ret.). Major General Renzi joined us in 1993 and since 1995 has served as President of MTISC. Prior to 1993, Major General Renzi served in the U.S. Army for more than 32 years, including as Director for Command, Control and Communications Systems for the U.S. Pacific Command from 1988 to 1990. Major General Renzi received numerous awards and decorations for his service in the U.S. Army, including the Defense Superior Service Medal, the Legion of Merit and the Joint Service Commendation Medal. In 2002, Major General Renzi was elected Chairman of the Board of the United States, Panama Business Council.

Jerry L. Unruh — Senior Vice President, ManTech International Corporation; President, Systems Engineering Group. Vice Admiral, U.S. Navy (Ret.). Vice Admiral Unruh joined us in 1998 and since 1999 has served as President of ManTech Systems Engineering Corporation. From 1996 to 1998, Vice Admiral Unruh served as the President of the Association of Naval Aviation, a not-for-profit corporation that educates the public and national leaders about the role of naval aviation in national defense. Prior to that, Vice Admiral Unruh served in the U.S. Navy for over 37 years, including as Commander of the U.S. Third Fleet in the Pacific, Current Operations and Readiness Officer for the NATO Staff of Supreme Allied Commander Europe and held battlegroup, aircraft carrier and fighter squadron commands. Vice Admiral Unruh received numerous awards for his service in the U.S. Navy, including the Distinguished Service Medal, the Defense Superior Service Medal, the Legion of Merit and the Air Medal.

Bradley H. Feldmann — Senior Vice President, ManTech International Corporation; President, Information Technology Group. Mr. Feldmann joined us in 2000. Mr. Feldmann served as the Senior Vice President and Chief Operating Officer of Comptek Research, Inc., a company supplying operational signal processing software for military systems that was acquired by Northrop Grumman Corporation in 2000. From 1989 to 1999, Mr. Feldmann worked for Cubic Defense Systems, Inc., a provider of combat training systems, where he served in various positions, including Senior Vice President and Chief Operating Officer. Prior to that, Mr. Feldmann served with the U.S. Air Force for five years and received two Meritorious Service Medals.

Barry G. Campbell — Director. Mr. Campbell has been a Director of our company since 2002. From 1999 to 2001, Mr. Campbell served as a Director, President and Chief Executive Officer of Allied Aerospace Industries Inc, a Virginia-based aerospace and defense engineering firm. From 1993 to 1998, Mr. Campbell served as a Vice President of Tracor, Inc. and from 1997 to 1998 served as

Chairman and Chief Executive Officer of Tracor’s subsidiary Tracor Systems Technologies, Inc. From 1993 to 1997, Mr. Campbell held several positions with Vitro Corporation, another subsidiary of Tracor, Inc., including tenure as President and Chief Executive Officer. Mr. Campbell began his career at Vitro in 1970, working as a systems engineer on ballistic missile programs for the Navy. Mr. Campbell is a former member of the board of directors of the American Electronics Association. He also served as Chairman of the Software Productivity Consortium and as a director of The American Defense Preparedness Association, The Professional Services Council and The Armed Forces Communication and Electronic Association.

Walter R. Fatzinger, Jr. — Director. Mr. Fatzinger has been a Director since 2002. He joined ASB Capital Management, Inc., an asset management firm, in February 1999 and since that date has served as President and Chief Executive Officer of the firm. Mr. Fatzinger also is an executive vice president of Chevy Chase Bank, F.S.B., the parent of ASB Capital Management, Inc. From 1994 to 1999, Mr. Fatzinger served as President of First National Bank of Maryland’s Greater Washington Region and Executive Vice President of First National Bank of Maryland’s Institutional Bank. Prior to 1994, Mr. Fatzinger worked for American Security Bank, N.A. for 15 years, serving in various executive positions, including as President from 1991 to 1994. Mr. Fatzinger currently serves on the board of directors of the Cafritz Company, a real estate development and property management firm, and of the YMCA of Metropolitan Washington. He also serves as trustee to the Community Foundation for the National Capital Region and as Vice Chairman of the Board of Directors and as a member of the Board of Governors of the University of Maryland.

Michael D. Golden — Director. Mr. Golden has been a Director of our company since 1995. He is a founding partner of the law firm of Golden & Nelson, PLLC where he has practiced law since 1998, focusing on corporate and securities law. Prior to founding Golden & Nelson, PLLC, he was a partner at the law firm of Ginsburg, Feldman & Bress, Chtd. from 1996 to 1997, and prior to that, he was a partner at Verner, Liipfert, Bernhard, McPherson and Hand from 1991 to 1996.

Richard J. Kerr — Director. Mr. Kerr has been a Director since 2002. He was Chairman of our advisory board from 1994 through February 2002. Mr. Kerr currently is a member of the President’s Commission on Intelligence Reform. Mr. Kerr has served as a director of BAE North America since 1998 and as a trustee of The Mitre Corporation since 1995. From 1996 to 2001, Mr. Kerr served as President of the Security Affairs Support Association, an organization composed of government and industry members that is focused on national security policy. Prior to that, Mr. Kerr worked at the Central Intelligence Agency for 32 years, including serving as Deputy Director for Central Intelligence. Mr. Kerr formerly served as a member of the Scientific Advisory Board of the National Security Agency and the Board of Visitors of the Joint Military Intelligence College and is currently on the advisory boards of the Los Alamos National Laboratory, the Sandia National Laboratory and the Lawrence Livermore Laboratory. Mr. Kerr was awarded the Citizens Medal, the second highest civilian award given by the President of the United States, and two National Intelligence Distinguished Service Medals and two Distinguished Intelligence Medals from the Central Intelligence Agency.

Stephen W. Porter — Director. Mr. Porter has been a Director of our company since 1991. Mr. Porter is a partner at the law firm of Arnold & Porter where he has practiced law since June 1993, focusing on real estate, tax and corporate law. Mr. Porter became a certified public accountant in 1961. Mr. Porter currently serves on the board of directors of the Greater Washington Board of Trade and the District of Columbia Chamber of Commerce. From 1992 to 1994, he served as a member of the Advisory Board of the Center for Strategic and International Studies, a non-partisan public policy institute.

Walter W. Vaughan — Director. Mr. Vaughan has been a Director of our company since 1991. Mr. Vaughan was self-employed as a consultant to us from 1990 to February 2002. From 1956 to 1989, Mr. Vaughan worked in the banking industry, serving most recently as an Executive Vice President of American Security Bank N.A. in Washington, D.C., and as Vice Chairman of the bank’s advisory board from 1983 to 1985. From 1986 to 1989, Mr. Vaughan served as Chief Agent for the Receiver for the Maryland Deposit Insurance Fund, for which he received a State of Maryland Governor’s citation.

Advisory Board

Our advisory board, which is composed of recognized leaders in the intelligence community and defense industry, assists us in identifying opportunities to provide our solutions to the federal government. Our advisory board consists of the following individuals:

David E. Jeremiah Admiral, U.S. Navy (Ret.) (Age 67) — Admiral Jeremiah has been a member of our advisory board since 1994 and was appointed Chairman of the Advisory Board in February 2002. From 1994 to the present, Admiral Jeremiah has served as President of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications and electronics industries. Prior to that, Admiral Jeremiah served in the U.S. Navy for more than 39 years, including as Vice Chairman, Joint Chiefs of Staff for Generals Colin L. Powell and John M. Shalikashvili from 1990 to 1994. Admiral Jeremiah serves on the board of directors for Alliant Techsystems Inc., a manufacturer and developer of solid propulsion systems, on the board of the National Committee on U.S.-China Relations and on an advisory board for Northrop Grumman Corporation. Admiral Jeremiah also is a member of various government commissions, including a joint Defense Policy Board and Defense Science Board Task Force on Theater Missile Defense, the Commission to Assess U.S. National Security Space Management and Organization, the National Defense Panel on Department of Defense’s Quadrennial Defense Review and a Defense Science Board Task Force on Human Resources.

The Honorable Mary K. Bush (Age 54) — Ms. Bush has been a member of our advisory board since 2002. From 1991 to the present, Ms. Bush has been President of Bush International, a firm that advises U.S. businesses on financing strategies and international growth opportunities and that advises governments and regulators internationally on capital market matters. Ms. Bush served two Presidents — as a Board member of the IMF and as head regulator for the Federal Home Loan Bank System during the U.S. savings and loan crisis. She has also held executive-level positions in NYSE companies, including head of International Finance at Fannie Mae and corporate banking team leader at Bankers Trust Company. Ms. Bush serves on the board of directors of Mortgage Guaranty Insurance Corporation, the Pioneer Funds, R.J. Reynolds, Brady Corporation, Sallie Mae and on the advisory board of Washington Mutual Investors Fund.

William H. Geiger (Age 62) — Mr. Geiger has been a member of our advisory board since 2002. Mr. Geiger founded and served as the President, and Chief Executive Officer of Aegis Research Corporation, a leading provider of secrecy management and enterprise security services for customers in the Department of Defense and the intelligence community. Prior to founding Aegis Research Corporation, Mr. Geiger initiated and managed the Integrated Security Planning business unit of IRT Corporation. He also served as a consultant to the Office of Science and Technology Policy and the White House for national space policy issues during this period. In 1983, Mr. Geiger retired from the U.S. Air Force. Mr. Geiger participates in several professional associations including the Security Affairs and Support Association, the Joint Military College Foundation, the National Space Club, the

Armed Forces Communications and Electronics Association, the National Defense Intelligence Association, the Air Force Association and the Freedom through Vigilance Association.

Dr. Roger L. Hagengruber (Age 59) — Dr. Hagengruber has been a member of our advisory board since 1994. Dr. Hagengruber is the Senior Vice President for National Security at Sandia National Laboratories, a U.S. government research and development laboratory, where he has held a number of key positions since 1972. Dr. Hagengruber has extensive experience on issues involving arms control, satellite and sensor systems and national security. Dr. Hagengruber has served in a variety of government assignments, including four assignments as a member of various U.S. arms control negotiating teams. In 1979, Dr. Hagengruber was appointed the U.S. expert to an international forum on New Weapons of Mass Destruction.

Harley A. Hughes Lt. Gen., U.S. Air Force (Ret.) (Age 66) — Lt. General Hughes has been a member of our advisory board since 1996. Lt. General Hughes is the Chairman of F & H One, Inc., where he has worked since 1997, and he is the President of USTAR, LLC, where he has worked since 1997, both privately held consulting firms. Prior to that, Lt. General Hughes served for 31 years in the U.S. Air Force, including as the U.S. Air Force Deputy Chief of Staff for plans and operations and the U.S. Air Force Operations Deputy, Joint Chiefs of Staff from 1985 to 1988. Lt. General Hughes received a Silver Star, the Distinguished Flying Cross, the Distinguished Service Medal, the Defense Superior Service Medal and the National Defense Service Medal.

Sir Colin McColl (Age 69) — Sir Colin McColl has been a member of our advisory board since 1998. From 1994 to the present, Sir Colin McColl has been a consultant for Oxford Analytica, an international consulting firm, focusing on political and economic affairs. Prior to that, Sir Colin McColl served in the British Secret Intelligence Service for 38 years, including as Chief of the British Secret Intelligence Service from 1988 until 1994. Sir Colin McColl is a Director of the Scottish-American Investment Trust and an advisory director of Campbell Lutyens, an international private equity firm. Sir Colin McColl is an honorable fellow for the Queen’s College, Oxford University.

Thomas C. Richards General, U.S. Air Force (Ret.) (Age 71) — General Richards has been a member of our advisory board since 1994. From 1997 to the present, General Richards has been a member of the Center for Advanced Aviation System Development of the MITRE Corporation, a not-for-profit national technology resource corporation. From 1993 to 1997, General Richards was President and Chief Executive Officer of the National Security Industrial Association, a trade association for the defense industry. In 1992 and 1993, General Richards served as the Administrator of the Federal Aviation Administration, and prior to that served as an appointee of President George H. Bush to the Presidential Commission on Aviation Security and Terrorism. Prior to that, General Richards served in the U.S. Air Force for 33 years, including as Deputy Commander Chief of the U.S. European Command. General Richards is a member of the Federal Aviation Administration Future Planning Committee and the Air Force Senior Statesmen Program. General Richards received the Distinguished Service Medal, the Silver Star with Oak Leaf, the Legion of Merit with Oak Leaf, the Distinguished Flying Cross, 18 Air Medals, the Bronze Star and the Purple Heart with Oak Leaf.

Joseph H. Rothenberg (Age 61) — Mr. Rothenberg has been a member of our advisory board since 2002. From 1998 to 2001, Mr. Rothenberg served as Associate Administrator of NASA for Space Flight. Prior to his service as Associate Administrator, Mr. Rothenberg was Director of NASA’s Goddard Space Flight Center. Mr. Rothenberg also has significant private sector experience related to space programs, having worked for both Grumann Aerospace and Computer Technology Associates. Mr. Rothenberg has received numerous awards and commendations including the NASA Distinguished Service Medal, the Presidential Rank of Distinguished Executive and the Collier Trophy. He was also inducted into the Aviation Week and Space and Technology Hall of Fame.

ManTech Aegis Research Corporation has a similar advisory board comprised of five recognized leaders who have held high-ranking positions in the Defense Intelligence Agency, National Security Agency, National Reconnaissance Office, U.S. Coast Guard, and U.S. Air Force in addition to several other civilian agencies and corporations in our industry. These individuals include:    Edward Murray Cook, aerospace and defense industry executive and former U.S. Air Force officer; Lincoln D. Faurer, former Director of the National Security Agency; Bob Fogel, Executive Director of Executive Education Programs at Harvard Business School; Lieutenant General Gordon E. Fornell, U.S. Air Force (Ret.); Dr. Robert J. Hermann, former Assistant Secretary of the Air Force and Director of the National Reconnaissance Office.

Board of Directors

Our board of directors consists of eight individuals. Our board of directors is elected annually, and each director holds office for a one-year term. Mr. Pedersen is, and will continue to be after the closing of this offering, the beneficial owner of a majority of the voting power of our common stock and will be able to unilaterally elect or remove directors.

As a matter of good corporate governance, our board of directors has adopted a policy providing that any transaction or series of similar transactions entered into between us (or any of our subsidiaries) and one or more of our executive officers, directors or greater than five percent stockholders, an immediate family member of any of the foregoing persons, or an entity in which any of the foregoing persons has or have a direct or indirect material interest, must be approved by a majority of the directors who do not have an interest in such transaction(s), if the amount involved in the transaction(s) exceeds $60,000.

Committees of our Board of Directors

Our board of directors has a compensation committee and an audit committee. Our board of directors may from time to time establish other committees.

Audit Committee.    Our audit committee is composed of three independent directors within the meaning of Nasdaq listing rules. The primary responsibilities of the audit committee are to:

•	Oversee management’s conduct of our financial reporting process and systems of internal accounting and financial control;

•	Monitor the independence and performance of our outside auditor;

•	Provide an avenue of communication among the outside auditor, management and our board of directors;

•	Make reports and recommendations to our board and our stockholders as necessary under the rules of the Securities and Exchange Commission or as otherwise within the scope of its functions; and

•	Oversee and, where appropriate, report to our board on our review of and response to any government audit, inquiry or investigation, as they determine to be appropriate.

Our audit committee is monitoring revised listing standards proposed by Nasdaq pertaining to audit committees, including standards required pursuant to the Sarbanes-Oxley Act of 2002, and will consider any further changes to its charter and designated responsibilities as it deems necessary and appropriate.

Compensation Committee.    Our compensation committee is composed of four directors, two of which are independent directors as defined by the rules of the U.S. Securities and Exchange Commission and the Internal Revenue Code. The compensation committee has the authority to recommend to the board or establish compensation for our directors and officers, to approve employee health and benefit plans and to administer our stock plans. In light of uncertainties under the Sarbanes-Oxley Act of 2002 regarding the characterization of split dollar life insurance premiums, our compensation committee has determined to suspend premium payments under split dollar life insurance policies for Mr. Pedersen and Mr. Moore pending resolution of these uncertainties.

Compensation Committee Interlocks and Insider Participation.    Mr. Pedersen, Mr. Fatzinger, Mr. Moore and Mr. Vaughan are members of the compensation committee. Mr. Pedersen is the Chairman of the committee and also serves as our Chairman of the Board, Chief Executive Officer and President. Mr. Moore also serves as our Executive Vice President, Chief Financial Officer, Treasurer and Director.

We have from time to time extended loans to our Chairman of the Board of Directors, Chief Executive Officer and President, George J. Pedersen, who has used the loan proceeds for miscellaneous personal expenditures. This indebtedness is represented by promissory notes executed by Mr. Pedersen, which are payable upon demand and bear interest at a rate of 8.0%. The largest aggregate amount outstanding since January 1, 1998, was $183,122. As of the date of this prospectus, all of Mr. Pedersen’s loans were paid in full and there is no outstanding balance due to our company.

In January 2000, our predecessor corporation, ManTech International Corporation (New Jersey), purchased 6,582 shares of its Class B common stock from Mr. John A. Moore, Jr., our Executive Vice President, Chief Financial Officer, Treasurer and Director, for an aggregate purchase price of $566,082.

Mr. Pedersen, Mr. Moore and Mr. Fatzinger have participated with us in other transactions. See “Related Party Transactions.”

Director Compensation

Prior to our initial public offering in February of 2002, Messrs. Golden and Porter were paid annual retainers of $25,000 for their service as directors and Mr. Vaughan was paid an annual retainer of $40,000 for service as a director and as chairman of our compensation committee. Currently, all non-employee directors of the board are paid fees for their service as directors in the amount of $25,000 per year and $1,500 for each meeting exceeding six per year. Additionally, any non-employee board audit or compensation committee members are paid fees for their service as board committee members in the amount of $5,000 per year and $1,500 for each meeting exceeding four per year and non-employee members who serve as the chairperson on such committees are paid $5,000 per year in addition to such service fees. Certain non-employee directors serve on a non-board committee that administers our 401(k) and Employee Stock Ownership Plans for which they receive $6,000 per year plus $1,500 for each meeting exceeding four per year. Any directors that are employed by us are not separately compensated for their service as directors. Furthermore, all non-employee directors actively serving on the board at the time of the initial public offering in February 2002 were granted 7,000 options having an exercise price equal to the initial public offering price of $16.00 per share.

Executive Compensation

The following table shows the cash compensation and certain other compensation paid to or accrued by our Chief Executive Officer and our four most highly compensated executive officers, whom we refer to collectively as our named executive officers, for 2001.

Summary Compensation Table

		Annual Compensation
Name and Principal Position(1)	Year	Salary	Bonus(2)	Other Annual Compensation(3)(4)	All Other Compensation(5)(6)
George J. Pedersen	2001	$1,460,781	$500,000	$70,590	$709,250
Chairman of the Board of Directors, Chief Executive Officer and President	2000	1,320,010	500,000	53,646	159,040

John A. Moore, Jr.	2001	557,228	350,000	—	71,000
Executive Vice President, Chief Financial Officer, Treasurer and Director	2000	495,019	350,000	—	67,903

Eugene C. Renzi	2001	489,434	358,187	—	4,844
Executive Vice President	2000	437,507	150,000	—	4,815

Bradley H. Feldmann	2001	250,978	215,109	72,082	4,138
Senior Vice President	2000	19,232	6,250	—	—

Jerry L. Unruh	2001	212,087	55,538	—	5,100
Senior Vice President	2000	206,358	45,000	—	5,100

(1)
Our executive officers are Mr. Pedersen, Mr. Moore, Mr. Hineman, Major General Renzi, Mr. Feldmann and Vice Admiral Unruh. Mr. Hineman is an Executive Vice President and was hired on August 20, 2001. Mr. Feldmann is a Senior Vice President and was hired on December 4, 2000.

(2)
Amounts shown in this column reflect bonuses earned in 2000 and paid in 2001 and bonuses earned in 2001 and paid in 2002. Annual bonus awards typically are determined at the end of the first quarter in the succeeding fiscal year. The primary criteria for determining bonus amounts are company profitability and subjective performance evaluations.

(3)
Other Annual Compensation for Mr. Pedersen in 2001 includes the portion of an employee’s time spent on non-corporate matters on behalf of Mr. Pedersen, which amounted to $51,742. Other Annual Compensation for Mr. Feldmann in 2001 included $64,461 for relocation expenses, including temporary housing costs.

(4)	Other Annual Compensation in 2000 for Mr. Pedersen includes the portion of an employee’s time spent on non-corporate matters on behalf of Mr. Pedersen, which amounted to $33,370.
(5)
All Other Compensation for 2001 consists of the following amounts: (a) matching contributions made to our 401(k) plan in the amount of $3,400 for Mr. Moore, $3,144 for Major General Renzi, $2,438 for Mr. Feldmann and $3,400 for Vice Admiral Unruh; (b) contributions under our Employee Stock Ownership Plan in the amount of $1,700 each for Mr. Moore, Major General Renzi, Mr. Feldmann and Vice Admiral Unruh; and (c) contributions to supplemental executive retirement plans in the amount of $50,000 for Mr. Pedersen and $25,000 for Mr. Moore. In addition, the amounts reported include a benefit of $659,250 to Mr. Pedersen and a benefit of $40,900 to Mr. Moore pursuant to split dollar life insurance policies. These benefits represent the price of the term portion of the policy premiums plus the discounted present value of the imputed interest on the investment portion of the premiums over each executive’s expected life. We will be reimbursed for the amount of the cumulative premiums attributable to the non-term portions of the policies upon the maturity or surrender of the policies.

(6)
All Other Compensation for 2000 consists of the following amounts: (a) matching contributions made to our 401(k) plan in the amount of $3,046 for Mr. Pedersen, $3,115 for Major General Renzi and $3,400 for Vice Admiral Unruh; (b) contributions under our Employee Stock Ownership Plan in the amount of $1,700 each for Mr. Moore, Major General Renzi and Vice Admiral Unruh; and (c) contributions to supplemental executive retirement plans in the amount of $50,000 for Mr. Pedersen and $25,000 for Mr. Moore. In addition, the amounts reported include a benefit of $105,994 to Mr. Pedersen and a benefit of $41,203 to Mr. Moore pursuant to split dollar life insurance policies. These benefits represent the price of the term portion of the policy premiums plus the discounted present value of the imputed interest on the investment portion of the premiums over each executive’s expected life. We will be reimbursed for the amount of the cumulative premiums attributable to the non-term portions of the policies upon the maturity or surrender of the policies.

Aggregated Option Exercises in 2001 and Year-End Option Values

The following table shows information about the value of unexercised options at the end of 2001. No shares were acquired on the exercise of stock options by these individuals in 2001.

	Number of Securities Underlying Unexercised Options at Year-End			Value of Unexercised In-the-Money Options at Year-End
Name	Exercisable		Unexercisable	Exercisable		Unexercisable
George J. Pedersen	—		—	—		—
John A. Moore, Jr.	159,621	(1)	—	$2,285,773	(2)	—
Eugene C. Renzi	—		—	—		—
Bradley H. Feldmann	—		—	—		—
Jerry L. Unruh	—		—	—		—

(1)
This reflects our reincorporation, recapitalization and stock split. Prior to this time Mr. Moore’s options were exercisable for 9,789 shares of Class B common stock of our corporate predecessor, ManTech International Corporation (New Jersey).

(2)
There was no public market for the Class B common stock of our corporate predecessor, ManTech International Corporation (New Jersey), at December 31, 2001. Amounts shown under the column “Value of Unexercised In-the-Money Options at Year-End” are calculated on the basis of the per share offering price in our February 2002 initial public offering of $16.00 per share, less the per share exercise price payable for these shares, multiplied by the number of shares underlying the option, as adjusted for our reincorporation, recapitalization and stock split. This per share offering price does not necessarily represent the actual value of our common stock at December 31, 2001.

Retention Agreements

We entered into employment retention agreements with George J. Pedersen and John A. Moore, Jr. in February 2002 which contain the following terms. Mr. Pedersen’s retention agreement provides for his employment at-will, with an annual salary for 2002 of $1,000,000. Mr. Pedersen will continue to receive contributions to qualified and non-qualified retirement plans, insurance programs and perquisites on the same terms as provided in 2001, but is not eligible for stock option grants in 2002 or for a bonus for services performed during 2002. For subsequent years, Mr. Pedersen’s salary, bonus and incentive compensation shall be determined by the compensation committee of our board of directors. If we terminate Mr. Pedersen’s employment without cause, we are required to pay Mr. Pedersen a lump sum amount equal to one year’s base salary at the rate in effect immediately prior to such termination of employment. The one year period for which payment of severance is calculated is the “severance period.” Mr. Pedersen agrees not to compete with us and not to solicit our customers or employees during the term of his employment and through the severance period.

Mr. Moore’s retention agreement provides for an initial two-year term, with an automatic one-year extension on each anniversary of the agreement, unless either party provides advance written notice of its intent to terminate the agreement. Under the agreement, Mr. Moore will receive an annual salary of $425,000 and will continue to receive contributions to qualified and non-qualified retirement plans, insurance programs and perquisites on the same terms as provided in 2001. He is also entitled to participate in bonus and other incentive compensation as determined by the compensation committee of our board of directors. If we terminate Mr. Moore’s employment without cause, we are required to pay Mr. Moore a lump sum amount equal to the salary that otherwise would have been payable through the “severance period,” which is the remaining term of the agreement or six months, whichever is greater. Mr. Moore agrees not to compete with us and not to solicit our customers or employees during the term of his employment and through the severance period.

We also entered into confidentiality and noncompete agreements with R. Evans Hineman, Eugene C. Renzi, Jerry L. Unruh and Bradley H. Feldmann in February 2002. Under the terms of these confidentiality and noncompete agreements, each officer agrees not to compete with us and not to solicit our customers or employees during the term of their respective employments and for a period of one year thereafter. As consideration for entering into these confidentiality and noncompete agreements, we granted options to each officer to purchase shares of our Class A common stock. In addition, we have entered into a severance arrangement with Mr. Feldmann, which provides that in the event we elect to terminate his employment with us for any reason, we will be required to pay Mr. Feldmann a lump sum amount equal to his annual salary, plus a pro-rata share of his bonus for that portion of the year we employed him prior to such termination.

Management Incentive Plan

In January 2002, the board of directors adopted and our stockholders approved our Management Incentive Plan. The plan is designed to enable us to attract, retain and motivate our directors, officers and other senior management and technical personnel, and to further align their interests with those of our stockholders, by providing for or increasing their proprietary interest in our company. The plan allows us to grant the following types of awards:

•	Incentive stock options, which are intended to qualify under Section 422 of the Internal Revenue Code;

•	Non-qualified stock options, which are not intended to qualify as incentive stock options;

•
Incentive bonuses, which represent the opportunity to receive an amount paid in cash or Class A common stock based on satisfaction of performance criteria established for the performance period by the compensation committee of our board of directors; and

•
Incentive stock, which is an award or issuance of shares of Class A common stock, the grant, issuance, retention, vesting and/or transferability of which is conditioned upon satisfaction of criteria determined by the compensation committee of our board of directors.

Awards may be settled in cash, shares of Class A common stock or a combination thereof, or by stock units which provide for settlement in cash or deferred issuance of shares of Class A common stock. Any person who is a director, an employee or a prospective employee of ours or any of our subsidiaries is eligible to be selected as a recipient of an award under the plan. Class B common stock may not be issued under the plan.

The plan is administered by the compensation committee of our board of directors, although the board of directors may exercise any authority of the committee under the plan and the compensation committee may delegate its authority under the plan. Subject to the express provisions of the plan, the committee has broad authority to administer and interpret the plan, including the discretion, in each case not inconsistent with the plan, to:

•
Determine the exercise price and vesting schedule of options, the events causing an option to expire, the number of shares of our Class A common stock subject to any option, the restrictions on transferability of an option and other terms and conditions;

•
Determine the terms of any incentive bonus, including the target and maximum amount payable to a participant as an incentive bonus, the performance criteria and level of achievement versus these criteria that determines the amount payable under an incentive bonus, the period as to which performance will be measured for determining the amount of any payment, the timing of any payment earned by virtue of performance, the dollar amount or number of shares subject to any incentive bonus, restrictions on the alienation or transfer of an incentive bonus prior to payment, forfeiture provisions and other terms and conditions; and

•
Determine the terms of any incentive stock award, including the number of shares of Class A common stock subject to an incentive stock award or a formula for determining that number, the purchase price, if any, for the shares, the conditions that determine the number of shares granted, issued, retainable and/or vested, forfeiture provisions, the effect of termination of employment for various reasons and other terms and conditions.

The aggregate number of shares of our Class A common stock that is available for issuance under the plan is 2,840,379 plus, in 2003 and each year thereafter, a number of additional shares equal to one and one-half percent of the number of shares of Class A common stock outstanding on December 31st of that year. The aggregate number of shares issuable under awards granted under the plan during any calendar year to any eligible person may not exceed 500,000. The number of shares authorized under the plan may be adjusted to account for stock splits, stock dividends, recapitalizations and similar events.

The board of directors may amend or alter the plan except that approval from our stockholders is required for certain amendments to the plan, including amendments that materially increase the number of shares available under the plan, extend the term of the plan or alter eligibility standards.

In February 2002, in connection with our initial public offering, we granted options to approximately 140 of our directors, officers and key employees exercisable for approximately 1,000,000 shares of our Class A common stock at an exercise price equal to the initial public offering price of $16.00. As of September 30, 2002, there are options outstanding under this plan exercisable for a total of 1,280,000 shares of our Class A common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus, prior to and after giving effect to this offering, with respect to:

•	Each person or group known to us who beneficially owns five percent or more of the outstanding shares of our common stock;

•	Each director and named executive officer;

•	Our executive officers and members of our board of directors as a group; and

•	The selling stockholders.

Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. The business address of each person named in the table below is 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding for the purpose of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person. In addition, because Class B common stock may be voluntarily converted into Class A common stock on a share-for-share basis, each share of Class B common stock also represents beneficial ownership of a share of Class A common stock. However, for purposes of this presentation, share amounts are presented based upon outstanding shares without regard to convertibility, except as specifically noted otherwise.

	Class A Common Stock(1)					Class B Common Stock(1)			Percent Of Vote Of All Classes Of Common Stock
	Shares Beneficially Owned Prior to this Offering		Shares Being Offered	Shares to be Beneficially Owned After this Offering
Name	Number	Percent	Number	Number	Percent	Number		Percent	Before Offering	After Offering
George J. Pedersen (selling stockholder, Chairman of the Board of Directors, Chief Executive Officer and President)	—	—	900,000	—	—	15,631,004	(2)	100%	94.80%	91.04%
Pedersen Family Limited Partnership I (selling stockholder)(4)	—	—	600,000	—	—	568,565		3.64	6.47	3.31
John A. Moore, Jr. (selling stockholder, Executive Vice President, Chief Financial Officer, Treasurer and Director)	356,157	3.79%	150,000	206,157	1.34%	—		—	0.20	0.12
Walter W. Vaughan	10,000	0.11	—	10,000	0.06	—		—	0.01	0.01
Michael D. Golden	38,153	0.41	—	38,153	0.25	—		—	0.02	0.02
Bradley H. Feldmann	—	—	—	—	—	—		—	—	—
R. Evans Hineman	1,000	0.02	—	1,000	0.01	—		—	0.00	0.00
Stephen W. Porter	—	—	—	—	—	—		—	—	—
Eugene C. Renzi	1,500	0.02	—	1,500	0.01	—		—	0.00	0.00
Jerry L. Unruh	—	—	—	—	—	—		—	—	—
Barry G. Campbell	—	—	—	—	—	—		—	—	—
Walter R. Fatzinger, Jr.	2,225	0.02	—	2,225	0.01	—		—	0.00	0.00
Richard J. Kerr	—	—	—	—	—	—		—	—	—
All executive officers and directors as a group (12 persons)	409,035	4.37%	1,650,000	259,035	1.68%	15,631,004		100%	95.03%	91.19%

(1)	The holders of each share of Class A common stock are entitled to one vote per share, and the holders of each share of Class B common stock are entitled to ten votes per share.
(2)
Includes 568,565 shares of Class B common stock owned by the Pedersen Family Limited Partnership I, of which Mr. Pedersen is the general partner; 77,517 shares of Class B common stock held by the ManTech Special Assistance Fund, Inc., a fund over which Mr. Pedersen has voting and investment control; and 609,296 shares of Class B common stock owned by the ManTech Supplemental Executive Retirement Plan for the benefit of Mr. Pedersen.

(3)	Includes 10,000 shares of Class A common stock owned by the Walter W. Vaughan, IRA for the benefit of Mr. Vaughan.
(4)	George J. Pederson, our Chairman of the Board of Directors and Chief Executive Officer is the general partner of the Pedersen Family Limited Partnership I.

RELATED PARTY TRANSACTIONS

GSE Systems, Inc.

We and our designees hold stock in GSE Systems, Inc. (GSE), a company created by the merger of one of our majority-owned subsidiaries and two other entities in 1994. As of September 30, 2002, we owned approximately 15.6% of GSE’s common stock. We also hold warrants that are currently exercisable for 150,000 shares of GSE’s common stock.

In October 2000, we extended a loan to GSE, which is evidenced by a demand promissory note for $1.8 million, which was amended and subsequently replaced in March 2001. We amended this note in April 2001 to increase the amount due under the note to $3.9 million. The largest aggregate amount outstanding under this note and its predecessor note since October 2000 was $3.9 million. Interest accrued on this note at the prime lending rate plus 1.0%. The $3.9 million demand note was convertible into shares of Series A preferred stock of GSE, at the option of the holder any time after issuance and prior to the third anniversary of issuance. On December 5, 2001, we exercised our option and converted this $3.9 million promissory note receivable into 39,000 shares of Series A preferred stock of GSE. The GSE Series A preferred stock has no voting rights, and we have agreed to a holding period of one year from the date of issuance, after which it is convertible into GSE common stock at any time during the subsequent three-year period at a conversion price of $2.645 per share.

In June 2001, we extended a loan to GSE, which is evidenced by an additional promissory note from GSE. The largest aggregate amount outstanding under this note since June 2001 has been $1.0 million, and as of September 30, 2002 a principal balance of $0.65 million remains outstanding. Interest accrues on this note at the prime lending rate plus 1.0%.

Under a purchasing arrangement with GSE entered into in January 2001, we combined our purchases of products with purchases for GSE in order to obtain volume discounts, for which GSE paid us the full purchase price plus a handling fee. Purchases under this agreement totaled $843,290 for the nine months ended September 30, 2001. This purchasing arrangement terminated in June 2001, and GSE has no outstanding obligations to us, nor do we have any outstanding obligations to GSE, in connection with this purchasing arrangement.

In September 2002, we sold our China-based consulting business to GSE for a total purchase price of $45,000.

Our Chairman of the Board of Directors, Chief Executive Officer and President, George J. Pedersen, as well as John A. Moore, Jr., our Executive Vice President, Chief Financial Officer, Treasurer and Director, own 56,250 shares, or 1.1%, and 83,925 shares, or 1.6% of GSE common stock, respectively, and serve on GSE’s board of directors and the compensation committee of the board of directors. Mr. Pedersen and Mr. Moore entered into agreements with GSE in 1999 to serve as executive employees providing strategic planning in acquisitions and divestitures, management of financing arrangements and customer and other business development activities. Under these agreements, GSE paid Mr. Pedersen and Mr. Moore annual fees of $120,000 and $60,000, respectively, and granted Mr. Pedersen and Mr. Moore options to purchase 100,000 and 50,000 shares, respectively, of GSE common stock at an exercise price of $3.3125. Mr. Pedersen and Mr. Moore terminated these agreements prior to the completion of our initial public offering in February 2002, but continue to serve on GSE’s board of directors.

MARE, Incorporated

We loaned money to MARE, Inc., a marine products business. Mr. Pedersen’s son-in-law is the president of MARE, Inc., and Mr. Pedersen is the owner of 50.0% of the outstanding capital stock of the company. Mr. Pedersen and Mr. Moore also serve on the board of directors of MARE, Inc. The loan was evidenced by a demand note that accrued interest at a rate of 10.0%. The largest amount outstanding since January 1, 1998 was $1.5 million. As of the date of this prospectus, this note has been paid in full.

Repurchases of Stock

In January 2000, our predecessor corporation purchased 6,582 shares of its Class B common stock from Mr. John A. Moore, Jr., our Executive Vice President, Chief Financial Officer, Treasurer and Director, for an aggregate purchase price of $566,082, or $86.00 per share. In February 2000, our predecessor corporation purchased 1,000 shares of its Class B common stock from Mr. Michael Golden, one of our directors, for an aggregate purchase price of $86,060, or $86.06 per share, and in December 2000 it purchased an additional 1,000 shares of its Class B common stock from Mr. Golden for an aggregate purchase price of $123,240, or $123.24 per share. The price per share for the January and February 2000 repurchases was calculated by dividing a valuation of the company as of December 31, 1998 by the total number of shares of all classes of common stock outstanding on that date. The price per share for the December 2000 repurchase was calculated by dividing a valuation of the company as of December 30, 1999 by the total number of shares of all classes of common stock outstanding on that date. The same independent third party valuation firm performed each of the respective valuations.

Legal Services

Mr. Stephen Porter, one of our directors, is a partner in the law firm of Arnold & Porter, Washington, D.C., which has performed legal services for us from time to time and is expected to do so in the future. Arnold & Porter is providing legal services to us in connection with this offering. The amount of fees we paid to Mr. Porter’s law firm did not exceed five percent of that firm’s gross revenues in each of its last three full fiscal years.

Mr. Michael Golden, one of our directors, is a partner in the law firm of Golden & Nelson PLLC, Washington, D.C., which has performed legal services for us from time to time and is expected to do so in the future. The amount of fees we paid to Mr. Golden’s law firm during 2001 totaled $52,478. The amount of fees we paid to Mr. Golden’s law firm for services rendered totaled $57,675 in 2000 and $72,780 in 1999. As of October 31, 2002, we have paid Mr. Golden’s law firm $104,666 during 2002.

Ownership of Subsidiary Stock

From time to time we have allowed certain of our officers or officers of our subsidiaries to purchase minority interests of common stock in our subsidiaries. These purchases have been made pursuant to stock purchase and restriction agreements that generally restrict the transferability of the shares, including granting the subsidiary a right of first refusal with respect to any proposed sale of the common stock by the stockholder and granting the subsidiary a right to call the stock in the event of death, permanent disability or termination of the stockholder’s employment by us or the subsidiary.

Employee Relationships

Ms. Christine Lancaster, an employee of ours, is one of Mr. Pedersen’s daughters. Ms. Lancaster’s compensation for her work on our corporate matters totaled $85,000 for the nine months ended September 30, 2002, $122,512 in 2001, $123,082 in 2000 and $118,032 in 1999. From time to time, we have employed Mr. Pedersen’s other two daughters on a part-time or temporary basis. The amount paid to each of them as compensation has not exceeded $60,000 in any of the last three full fiscal years.

Business Loan and Security Agreement

Mr. Walter R. Fatzinger, Jr., one of our directors, is President and Chief Executive Officer of ASB Capital Management, Inc. and is an executive vice president of Chevy Chase Bank, F.S.B., the parent of ASB Capital Management and one of the four financial institutions that is a party to the Business Loan and Security Agreement that we executed on December 17, 2001. As of September 30, 2002, the indebtedness outstanding under this Agreement was $25.0 million, and the portion of this amount attributable to Chevy Chase Bank was $4.6 million.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Class A common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

General

Our authorized capital stock consists of 150,000,000 shares of Class A common stock, $0.01 par value, 50,000,000 shares of Class B common stock, $0.01 par value, and 20,000,000 shares of preferred stock, $0.01 par value. Together, the Class A common stock and the Class B common stock comprise all of the authorized common stock. On September 30, 2002, there were 9,390,713 shares of Class A common stock and 17,131,004 shares of Class B common stock outstanding.

Common Stock

Upon completion of this offering, and assuming the over-allotment option is not exercised, there will be 15,390,713 shares of Class A common stock and 15,631,004 shares of Class B common stock outstanding. All of the outstanding Class B common stock is beneficially owned by George J. Pedersen, our Chairman of the Board of Directors, Chief Executive Officer and President. The number of shares outstanding represents 15.5% of all of the authorized common stock. In addition an aggregate of 2,840,379 shares of our common stock are reserved for issuance under our Management Incentive Plan under which 1,128,000 options to purchase an equivalent number of shares of our Class A common stock are outstanding as of the date of this prospectus.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and non assessable.

Voting.    Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any “going private transaction” (generally, a transaction in which Mr. Pedersen, his affiliates, his direct or indirect permitted transferees or a group, which includes Mr. Pedersen, such affiliates and permitted transferees, seek to buy all outstanding shares), as to which each share of Class A common stock and Class B common stock are entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of our common stock do not have cumulative voting rights in the election of directors.

As a result of this offering, the percentage of the voting power of the outstanding common stock owned or controlled by Mr. Pedersen will decline to approximately 91.04% if the over-allotment option is not exercised and 90.57% if the over-allotment option is exercised in full; but he will continue to control all actions to be taken by the stockholders, including the election of all directors to the board of directors. See “Principal and Selling Stockholders” and “Risk Factors—Mr. Pedersen, Our Chairman, Chief Executive Officer and President, Will Continue To Control Our Company” and “—Provisions in our charter documents could make a merger, tender offer or proxy contest difficult”.

Dividends; Stock Splits.    Holders of the common stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined. For example, if we effect a two-for-one stock split with respect to the Class A common stock, we will at the same time effect a two-for-one stock split with respect to the Class B common stock.

Conversion.    The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Except for transfers to certain family members or trusts established for the benefit of such family members, transfers to partnerships, corporations, or similar entities whose general partners, stockholders or members are, directly or indirectly, such family members, and transfers to certain charitable organizations or to one of our employee benefit plans (each, a “Permitted Transferee”), any transfer of Class B common stock will result in the automatic conversion of the transferred shares into Class A common stock. In addition, if Mr. Pedersen (either individually or through the Pedersen Family Limited Partnership I or the ManTech Special Assistance Fund, Inc.) transfers shares of Class B common stock to one or more Permitted Transferees, and at any time after such transfer or transfers he does not exercise voting control over the transferred shares and does not exercise voting control over shares of Class B common stock representing in excess of 50.0% of the voting power of all outstanding shares of common stock entitled to vote on the election of directors, then all of the shares of Class B common stock which Mr. Pedersen (either individually or through the Pedersen Family Limited Partnership I or the ManTech Special Assistance Fund, Inc.) has transferred to all Permitted Transferees and over which Mr. Pedersen does not exercise voting control will automatically convert to an equivalent number of shares of Class A common stock. Shares of Class B common stock may be pledged as collateral for indebtedness but, unless the pledgee is a Permitted Transferee, the shares will automatically convert to Class A common stock upon any transfer in foreclosure of the pledged shares. Upon Mr. Pedersen’s death or permanent mental incapacity, all outstanding shares of Class B common stock automatically convert to Class A common stock.

Mergers, Consolidation and Other Transactions.    In the event that we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for other capital stock, cash or property, then the shares of each class of common stock will be exchanged for the same amount of capital stock, cash or property, as the case may be, for which each share of any other class of common stock is exchanged. Holders of each class of common stock may receive different distributions of stock, securities, cash or property if:

•	Shares of common stock are exchanged for shares of capital stock, then the shares exchanged may differ only to the extent that the Class A common stock and the Class B common stock differ;

•
The holders of Class A common stock receive an amount of stock, securities, cash or property per share having a value greater than or equal to the value per share into which or for which each share of Class B common stock is exchanged; or

•
Holders of Class A common stock and holders of Class B common stock receive an amount of stock, securities, cash or property per share in accordance with a transaction approved by the holders of a majority of Class A common stock and by the holders of a majority of Class B common stock, each voting separately as a class.

Nasdaq.    Our Class A common stock is listed on the Nasdaq National Market under the symbol “MANT.”

Preferred Stock

Subject to Delaware law, the board of directors, without further action by the stockholders, is authorized to issue an aggregate of 20,000,000 shares of preferred stock. No shares of preferred stock are outstanding and the board of directors currently has no plans to issue a series of preferred stock. The board of directors may, without stockholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effects of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock and of decreasing the amount of earnings or assets available for distribution to the holders of our common stock.

Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws

Advance Notice.    Our bylaws require that advance written notice of all director nominations or other business matters proposed to be brought before an annual meeting of stockholders be delivered to our secretary at our principal executive office not later than 60 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders. This provision may make it more difficult for stockholders to nominate or elect directors or take action opposed by our board.

Special Meetings.    Our certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our Secretary at the direction of:

•	the affirmative vote of a majority of the board of directors;

•	the chairman of the board of directors;

•	the chief executive officer; or

•	the holders of shares representing a majority of the voting power of the outstanding common stock entitled to vote at such meeting of stockholders.

No Stockholder Action by Written Consent.    Our certificate of incorporation provides that stockholders entitled to take action on any matter may act solely at a meeting of stockholders duly called and held in accordance with law and our certificate of incorporation and bylaws and may not act by a consent or consents in writing. Accordingly, our stockholders will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management.

Indemnification of Directors and Officers.    Our certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that he or she is or was our director or officer or while our director or officer, is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law. Our certificate of incorporation and bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

Certain Provisions of Delaware Law

We are a Delaware corporation and are therefore subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior did own, 15.0% or more of our voting stock.

Limitations on Liability of Officers and Directors

Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	Any breach of the director’s duty of loyalty to us or our stockholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	The payment of unlawful dividends and certain other actions prohibited by Delaware General Corporation Law; and

•	Any transaction from which the director derived any improper personal benefits.

The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement between us, the selling stockholders and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of Shares
Jefferies/Quarterdeck, LLC and Jefferies & Company, Inc.
Legg Mason Wood Walker, Incorporated.
U.S. Bancorp Piper Jaffray Inc.
Adams, Harkness & Hill, Inc. BB&T Capital Markets/Scott & Stringfellow, Inc.
Total.	6,150,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling stockholders are subject to some conditions. The underwriters are obligated to purchase all of the shares offered by us and the selling stockholders, other than those covered by the over-allotment option described below, if any of the shares are purchased. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover of this prospectus, and to some dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $             per share to other dealers. After the offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the underwriters. There can be no assurance that the prices at which the Class A common stock shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the shares will develop and continue after this offering.

We and one of the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 922,500 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus.

The underwriters may exercise that option only to cover over-allotments, if any, made in connection with the sale of the shares of Class A common stock offered by us and the selling stockholders. To the extent that option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 922,500 additional shares.

	Paid By Us		Paid By The Selling Stockholders
	Without Exercise of Over-allotment	With Full Exercise of Over-allotment	Without Exercise of Over-allotment	With Full Exercise of Over-allotment
Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately $             million, which will be paid by us.

This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “MANT.”

We and our executive officers and directors, the selling stockholders and certain other stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase, announce or disclose any intention to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of, directly or indirectly, or file a registration statement under the Securities Act relating to, any shares of our common stock or securities either owned as of the date of this prospectus or thereafter acquired without the prior written consent of the underwriters for a period of 90 days (or 180 days, in the case of the selling stockholders) after the date of this prospectus, other than:

•	the sale by the selling stockholders of their shares of Class A common stock in this offering including, if exercised, pursuant to the over-allotment option;

•	the conversion of the Class B common stock to Class A common stock either voluntarily or upon Mr. Pedersen’s death; and

•
certain permitted transfers such as transfers to family members, trusts established for the benefit of a transferring stockholder and its family members or transfers by stockholders that are partnerships or corporations to the partners or stockholders of such stockholder, but in each case subject to the prior execution by the transferee(s) of a lock-up agreement satisfactory to Jefferies & Company, Inc.

Upon the expiration of this 90-day (or 180 days, in the case of the selling stockholders) lock-up period, substantially all of these shares will become eligible for sale, subject to the restrictions of Rule 144. These restrictions will not affect our ability to:

•
Issue, sell or award shares of our common stock or securities convertible into, exercisable or exchangeable for, shares of our common stock pursuant to our Management Incentive Plan as long as such shares and securities do not vest and are not exercisable prior to the expiration of the applicable lock-up period (other than upon the death or disability of a holder thereof);

•	Issue shares of our common stock or other securities pursuant to the exercise of stock options currently outstanding; or

•
Issue shares of our common stock or securities convertible into, or exercisable or exchangeable for, shares of our common stock in connection with an acquisition of or merger with another corporation as long as such securities are not registered under the Securities Act during the applicable lock-up period.

We have been advised by the representatives of the underwriters that, in accordance with Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of our shares and may purchase our shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can be either “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us and one of the selling stockholders in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” this position by either exercising all or part of the over- allotment option to purchase additional shares from us and one of the selling stockholders or by engaging in “syndicate covering transactions.” The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. The underwriters must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

A “stabilizing bid” is a bid for or the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our Class A common stock. A “penalty bid” is an arrangement that permits the representatives of the underwriters to reclaim the selling concession from an underwriter or a syndicate member when shares sold by such underwriter or syndicate members are purchased by the representatives in a syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

We have been advised by the representatives of the underwriters that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market.

Jefferies/Quarterdeck, LLC, one of the representatives of the underwriters, was organized in January, 2001 and registered as a broker-dealer in October, 2001. Since its formation, Jefferies/Quarterdeck, LLC has acted as a co-manager of a public offering of equity securities which was consummated in June 2002. Jefferies/Quarterdeck, LLC is a wholly-owned subsidiary of Jefferies Group, Inc., the parent company of Jefferies & Company, Inc. Other than as set forth in this prospectus and with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering, Jefferies/Quarterdeck, LLC does not have any material relationships with us or any of our officers, directors or other controlling persons.

Both Jefferies & Company, Inc. and Quarterdeck Investment Partners, LLC have provided and in the future may provide investment banking and other financial advisory services to us, including strategic planning with respect to acquisitions, for which we have paid and expect to pay customary fees and expenses. Quarterdeck Investment Partners, LLC is affiliated with Jefferies & Company, Inc. and Jefferies/Quarterdeck, LLC. In connection with our acquisition of Aegis Research Corporation, Quarterdeck Investment Partners, LLC acted as its financial advisor and received a fee paid by Aegis Research Corporation in connection with that acquisition.

Branch Banking and Trust Company of Virginia, an affiliate of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., is a member of a syndicate of banking institutions that has advanced loans to us under our Business Loan and Security Agreement, dated December 17, 2001, as amended, with Citizens Bank of Pennsylvania, PNC Bank N.A., Branch Banking and Trust Company of Virginia and Chevy Chase Bank, F.S.B.

VALIDITY OF COMMON STOCK

The validity of the shares of Class A common stock offered by us in this offering and the shares of Class A common stock offered by the selling stockholders will be passed upon for us and the selling stockholders by Arnold & Porter, Washington, D.C. Mr. Stephen Porter, one of our directors, is a partner in the law firm of Arnold & Porter, Washington, D.C. The amount of fees we paid to Mr. Porter’s law firm did not exceed five percent of that firm’s gross revenues in each of its last three full fiscal years. In his capacity as a director of our company, Mr. Porter was granted options exercisable for 7,000 shares of our Class A common stock at an exercise price of $16.00 per share. Certain legal matters relating to this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2000 and 2001 and September 30, 2001 and 2002 and for the years ended December 31, 1999, 2000 and 2001, and the nine months ended September 30, 2001 and 2002, included in this prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2001 and for the year then ended for Aegis Research Corporation included in this prospectus have been audited by Ernst & Young LLP, independent auditors, and have been so included in reliance on the reports of such firm given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form  S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

We also file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the registration statement or any such reports, statements or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C.
Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at  1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001 and September 30, 2002	F-3

Consolidated Statements of Income for the years ended December 31, 1999, 2000 and 2001 and for the nine months ended September 30, 2001 and 2002	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 1999, 2000 and 2001 and for the nine months ended September 30, 2002	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001 and for the nine months ended September 30, 2001 and 2002	F-7

Notes to Consolidated Financial Statements	F-9

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
    ManTech International Corporation
    Fairfax, Virginia:

We have audited the accompanying consolidated balance sheets of ManTech International Corporation and subsidiaries (the Company) as of December 31, 2000 and 2001 and September 30, 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ManTech International Corporation and subsidiaries at December 31, 2000 and 2001 and September 30, 2002, and the results of their operations and their cash flows for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

McLean, Virginia
November 6, 2002

MANTECH INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31,		September 30,
	2000	2001	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,578	$26,902	$22,399
Receivables—net	83,481	92,056	116,511
Prepaid expenses and other	11,893	11,937	10,151
Assets held for sale	26,521	16,988	13,715

Total current assets	151,473	147,883	162,776

Property and equipment—net	7,033	6,615	9,336
Goodwill	9,125	7,928	67,628
Other intangibles	3,222	3,028	5,565
Investments	3,810	7,782	7,506
Employee supplemental savings plan assets	6,898	7,637	7,814
Other assets	5,282	5,369	5,594

TOTAL ASSETS	$186,843	$186,242	$266,219

MANTECH INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	December 31,		September 30,
	2000	2001	2002
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of debt	$4,200	$1,969	$1,000
Accounts payable and accrued expenses	19,923	26,212	26,470
Accrued salaries and related expenses	15,349	17,499	19,843
Deferred income taxes	16,722	19,161	10,748
Billings in excess of revenue earned	7,939	2,656	2,888
Liabilities held for sale	15,458	12,764	8,491

Total current liabilities	79,591	80,261	69,440

Debt—net of current portion	73,000	70,343	25,000
Deferred rent	441	327	1,254
Accrued retirement	8,382	9,111	9,296
Deferred income taxes	2,139	2,140	9,415
Minority interest	34	41	41

TOTAL LIABILITIES	163,587	162,223	114,446

COMMITMENTS AND CONTINGENCIES

REDEEMABLE COMMON STOCK	1,462	1,462	—

STOCKHOLDERS’ EQUITY:
Common stock, Class A—$0.01 par value; 150,000,000 shares authorized; 1,489,159, 1,597,236 and 9,390,713 shares issued; 710,736, 818,813 and 9,390,713 shares outstanding at December 31, 2000 and 2001, and September 30, 2002, respectively	—	—	94
Common stock, Class B—$0.01 par value; 50,000,000 shares authorized; 17,847,850, 17,847,850 and 17,131,004 shares issued and outstanding at December 31, 2000 and 2001, and September 30, 2002, respectively	1,200	1,200	171
Additional paid-in capital	1,326	2,468	116,218
Retained earnings	33,509	34,304	37,413
Accumulated other comprehensive loss	(240)	(1,443)	(2,123)
Deferred compensation	640	640	640
Shares held in grantor trust	(640)	(640)	(640)
Treasury stock—at cost; 778,423 shares of Class A; 50,183,279, and 50,075,202 shares of Redeemable Common Stock at December 31, 2000 and 2001, respectively	(14,001)	(13,972)	—

Total stockholders’ equity	21,794	22,557	151,773

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$186,843	$186,242	$266,219

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands Except Per Share Amounts)

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
REVENUES	$353,924	$378,827	$431,436	$316,266	$357,727
COST OF SERVICES	296,306	315,414	353,337	258,412	291,885

GROSS PROFIT	57,618	63,413	78,099	57,854	65,842

COSTS AND EXPENSES:
General and administrative	39,175	41,545	44,787	33,166	36,346
Depreciation and amortization	3,275	3,279	3,262	2,451	1,608

Total costs and expenses	42,450	44,824	48,049	35,617	37,954

INCOME FROM OPERATIONS	15,168	18,589	30,050	22,237	27,888

Interest expense	4,122	4,438	2,922	2,383	322
Equity in (earnings) losses of affiliates	(810)	1,162	(420)	(869)	(18)
Other income	(443)	(123)	(782)	(517)	(319)

INCOME BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST	12,299	13,112	28,330	21,240	27,903
Provision for income taxes	(5,466)	(5,974)	(12,083)	(9,062)	(11,387)
Minority interest	(37)	(13)	(7)	(18)	—

INCOME FROM CONTINUING OPERATIONS	6,796	7,125	16,240	12,160	16,516
Loss from discontinued operations—net	(2,727)	(4,667)	(6,533)	(6,533)	—
Loss on disposal of discontinued operations—net	—	(719)	(8,912)	(5,890)	(795)

NET INCOME (LOSS)	$4,069	$1,739	$795	$(263)	$15,721

BASIC EARNINGS (LOSS) PER SHARE:
Income from continuing operations	$0.37	$0.39	$0.87	$0.66	$0.66
Loss from discontinued operations	(0.15)	(0.29)	(0.83)	(0.67)	(0.03)

	$0.22	$0.10	$0.04	$(0.01)	$0.63

Weighted average common shares outstanding	18,518,248	18,460,867	18,589,976	18,564,132	25,199,125

DILUTED EARNINGS (LOSS) PER SHARE:
Income from continuing operations	$0.36	$0.38	$0.87	$0.65	$0.65
Loss from discontinued operations	(0.14)	(0.29)	(0.83)	(0.66)	(0.03)

	$0.22	$0.09	$0.04	$(0.01)	$0.62

Weighted average common shares outstanding	18,677,869	18,620,488	18,749,597	18,723,753	25,483,548

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Dollars in Thousands)

	Common Stock	Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Shares Held in Grantor Trust	Treasury Stock	Total Stockholders’ Equity
BALANCE, JANUARY 1, 1999	$1,200	$—		$27,701	$(123)	$640	$(640)	$(13,263)	$15,515
Net income			$4,069	4,069					4,069
Other comprehensive loss:
Translation adjustments			(36)
Other comprehensive loss			(36)		(36)				(36)
Comprehensive income			$4,033

BALANCE, DECEMBER 31, 1999	1,200	—		31,770	(159)	640	(640)	(13,263)	19,548
Net income			$1,739	1,739					1,739
Other comprehensive loss:
Translation adjustments			(81)
Other comprehensive loss			(81)		(81)				(81)
Comprehensive income			$1,658
Contribution of Class A common stock to Employee Stock Ownership Plan		1,326						37	1,363
Redemption of Class B common stock								(775)	(775)

BALANCE, DECEMBER 31, 2000	1,200	1,326		33,509	(240)	640	(640)	(14,001)	21,794
Net income			$795	795					795
Other comprehensive loss:
Cash flow hedge			(1,133)
Translation adjustments			(70)
Other comprehensive loss			(1,203)		(1,203)				(1,203)
Comprehensive loss			$(408)
Contribution of Class A common stock to Employee Stock Ownership Plan		1,142						29	1,171

BALANCE, DECEMBER 31, 2001	1,200	2,468		34,304	(1,443)	640	(640)	(13,972)	22,557
Net income			$15,721	15,721					15,721
Other comprehensive loss:
Cash flow hedge			(707)
Translation adjustments			27
Other comprehensive loss			(680)		(680)				(680)
Comprehensive income			$15,041
Change in redemption feature of Class B common stock	1,462								1,462
Retire treasury stock	(1,342)	(18)		(12,612)				13,972	—
Recapitalize common stock	(1,134)	1,134							—
Issuance of Class A common stock, net of offering expenses	76	110,081							110,157
Stock option exercise	2	266							268
Contribution of Class A common stock to Employee Stock Ownership Plan	1	2,287							2,288

BALANCE, SEPTEMBER 30, 2002	$265	$116,218		$37,413	$(2,123)	$640	$(640)	$—	$151,773

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,069	$1,739	$795	$(263)	$15,721
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in (earnings) losses of affiliates	(810)	1,162	(419)	(869)	(237)
Loss from discontinued operations	2,727	4,667	6,533	6,533	—
Loss on disposal of discontinued operations	—	719	8,912	5,890	795
Deferred income taxes	(338)	981	4,479	(134)	89
Minority interest in income of consolidated subsidiaries	37	15	7	19	—
(Gain) loss on disposal of property and equipment	(183)	142	(104)	88	17
Depreciation and amortization	5,635	5,548	5,228	3,868	2,763
Change in assets and liabilities—net of effects from acquired and disposed businesses:
(Increase) decrease in receivables	(9,965)	5,010	(9,056)	(7,389)	(14,829)
Decrease (increase) in prepaid expenses and other	2,637	(8,180)	(1,332)	4,157	792
Decrease in inventory	171	755	—	—	—
Increase (decrease) in accounts payable and accrued expenses	5,144	(1,377)	5,094	(54)	(1,296)
Increase in accrued salaries and related expenses	10	3,211	3,282	3,953	320
(Decrease) increase in billings in excess of revenue earned	(1,380)	4,699	(5,054)	(3,537)	232
Increase (decrease) in deferred rent	51	(73)	(113)	157	107
Increase in accrued retirement	1,582	834	729	97	185

Net cash provided by operating activities of continuing operations	9,387	19,852	18,981	12,516	4,659

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,181)	(1,344)	(2,184)	(1,616)	(2,119)
Proceeds from sales of property and equipment	1,168	225	604	—	2
Proceeds from notes receivable	—	—	1,550	—	350
Loans receivable from GSE	—	(1,550)	(1,000)	(3,350)	—
(Investment in) dividends from GSE Common Stock	—	(500)	(3,900)	—	75
Investment in capitalized software products	(900)	(316)	(1,164)	(933)	(768)
Investment in Aegis Research, net of cash acquired of $8	—	—	—	—	(69,269)
Investment in ADG, net of cash acquired of $4,429	(19)	(496)	—	—	—
Investment in REVIVE	(677)	—	—	—	—
(Investment in) dividends from MASI U.K.	—	(216)	285	285	592

Net cash used in investing activities of continuing operations	(2,609)	(4,197)	(5,809)	(5,614)	(71,137)

MANTECH INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in borrowings under lines of credit	7,900	4,413	(153)	(4,344)	(32,300)
Repayment of term loan	(3,200)	(2,400)	(3,692)	(2,400)	(5,908)
Repayment of notes payable	(1,204)	(276)	(1,000)	(1,000)	(104)
Repayment of mortgage	(1,163)	—	—	—	—
Payment of not-to-compete financings	(337)	(1,000)	—	—	—
Repurchase of Class B common stock	—	(775)	—	—	—
Proceeds from common stock issuance, net of offering expenses	—	—	—	—	110,157
Repayment of subordinated debt	—	—	—	—	(8,000)
Proceeds from exercise of stock options	—	—	—	—	268

Net cash provided by (used in) financing activities of continuing operations	1,996	(38)	(4,845)	(7,744)	64,113

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(39)	167	(67)	3	95

NET CASH USED IN DISCONTINUED OPERATIONS	(3,736)	(5,777)	(10,936)	(10,508)	(2,233)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,999	10,007	(2,676)	(11,347)	(4,503)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,572	19,571	29,578	29,578	26,902

CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,571	$29,578	$26,902	$18,231	$22,399

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

1.    Description of the Business

ManTech International Corporation delivers a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. The Company designs, develops, procures, implements, operates, tests and maintains mission-critical, enterprise information technology and communication systems and infrastructures for our federal government customers in the United States and 34 countries worldwide.

2.    Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of ManTech International Corporation and its majority-owned subsidiaries (the Company). Minority interest represents minority stockholders’ proportionate share of the equity in one of the Company’s consolidated subsidiaries. The Company’s share of affiliates’ earnings (losses) is included in the consolidated statements of income using the equity method. All intercompany accounts and transactions have been eliminated.

Use of Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Revenue Recognition—The majority of the Company’s revenues are derived from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price, or time-and-materials contracts. Under cost-plus-fixed or award-fee contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. Under firm-fixed-price contracts, revenues are estimated on the percentage of completion method, on the basis of costs incurred in relation to estimated total costs, or upon delivery of specific products or services, as appropriate. For time-and-material contracts, revenues are computed by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. Performance incentives are incorporated in certain contracts, which provide increased and decreased revenues based on actual performance compared to established targets. Incentives based upon cost performance are recorded when earned and other incentives and awards are recorded when the amounts are earned and can be reasonably determined, or are awarded. In certain circumstances, revenues are recognized when contract amendments have not been finalized. Prior to agreeing to commence work directed by the customer and before receipt of the written modification or amendment to the existing contract, the Company requires the completion of an internal memo that assesses the probability of the modification being executed in a timely fashion and the Company’s ability to subsequently collect payment from the customer. Anticipated losses are recognized in the accounting period in which they are first determined.

Cost of Services—Cost of services consists primarily of compensation expenses for program personnel and direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

2.    Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents—For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and short-term investments with maturity dates of three months or less at the date of purchase.

Property and Equipment—Property and equipment are recorded at original cost. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

Depreciation and Amortization—Furniture and office equipment are depreciated using the straight-line method with estimated useful lives ranging from five to fifteen years. Leasehold improvements are amortized using the straight-line method over a life of five years, or the term of the lease, whichever is shorter.

Inventory—Inventory is carried at the lower of cost or market. Cost is computed on a specific identification basis.

Goodwill and Other Intangibles—Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Contract rights and other intangibles are amortized on a straight-line basis over periods ranging from three to five years.

Software Development Costs—The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. For projects fully funded by the Company, significant development costs are capitalized from the point of demonstrated technological feasibility until the point in time that the product is available for general release to customers. Once the product is available for general release, capitalized costs are amortized on a straight-line basis over a five-year period or other such shorter period as may be required. The Company recorded $431,000, $665,000, and $690,000 of amortization expense for the years ended December 31, 1999, 2000 and 2001, respectively, and $670,000 for the nine months ended September 30, 2002. Capitalized software costs included in other intangibles at December 31, 2000 and 2001, and September 30, 2002 were $2,031,000, $2,759,000 and $2,857,000, respectively.

Employee Supplemental Savings Plan (ESSP) Assets—The Company maintains several non-qualified defined contribution supplemental retirement plans for certain key employees that are accounted for in accordance with Emerging Issues Task Force (EITF) Issue 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, as the underlying assets are held in rabbi trusts with investments directed by the respective employee. A rabbi trust is a grantor trust generally set up to fund compensation for a select group of management and the assets of this trust are available to satisfy the claims of general creditors in the event of bankruptcy of the Company. As required by EITF 97-14, the assets held by the rabbi trusts are recorded at fair value in the consolidated financial statements as Employee Supplemental Savings Plan Assets with a corresponding amount recorded as a deferred compensation liability in Accrued Retirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

2.    Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets—Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets, including goodwill, software development costs and other intangibles, may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, the Company would recognize a loss based on the amount by which the carrying amount exceeds the estimated discounted future cash flows. The Company believes that no impairments exist as of September 30, 2002.

Income Taxes—Deferred income taxes are recognized based on the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. Income tax expense represents the current tax provision for the period and the change during the period in deferred tax assets and liabilities. No provision is made for U.S. taxes on foreign subsidiaries where earnings are expected to be reinvested indefinitely.

Foreign Currency Translation—All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average monthly exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss).

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net income (loss), unrealized gains or losses on the Company’s cash flow hedge, and foreign currency translation adjustments and is presented in the Consolidated Statements of Changes in Stockholders’ Equity.

Stock-Based Compensation—As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized in the financial statements related to employee stock option awards.

Fair Value of Financial Instruments—The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values.

New Accounting Pronouncements—Effective January 1, 2002, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. The adoption of this new pronouncement had no impact on the consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

2.    Summary of Significant Accounting Policies (Continued)

reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of this new pronouncement had no impact on the consolidated financial statements.

Effective January 1, 2002, the Company adopted EITF 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF 01-14 requires that companies report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expenses. As the Company has historically accounted for reimbursements for out-of-pocket expenses in the manner provided for under EITF 01-14, the adoption of the provisions of EITF 01-14 did not have an impact on the Company’s consolidated financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. Among other things, SFAS 145 rescinds both SFAS 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS 4, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements. Through this rescission, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. The Company does not believe SFAS 145 will have a material impact on its future earnings or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs of Exit or Disposal Activities. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that an exit or disposal activity related cost be recognized when the liability is incurred instead of when an entity commits to an exit plan. The provisions of SFAS No. 146 are effective for financial transactions initiated after December 31, 2002. The Company does not believe SFAS 146 will have a material impact on its future earnings or financial position.

Reclassifications—Certain reclassifications have been made to previously reported balances to conform with the current-period presentation.

3.    Earnings per Share

Basic earnings per share has been computed by dividing net income available to common stockholders by the weighted average number of shares of Class A, Class B and Class C common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period. In conjunction with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

3.    Earnings per Share (Continued)

the Company’s Initial Public Offering, in January 2002 the Company effected a 16.3062-for-one stock split (see note 10). For periods prior to the effective date of the stock split, outstanding shares and per share data contained in these financial statements been restated to reflect the impact of the stock split. The weighted average number of common shares outstanding is computed as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Basic weighted average common shares outstanding	18,518,248	18,460,867	18,589,976	18,564,132	25,199,125
Effect of potential exercise of stock options	159,621	159,621	159,621	159,621	284,423

Diluted weighted average common shares outstanding	18,677,869	18,620,488	18,749,597	18,723,753	25,483,548

4.     Business Segment and Geographic Area Information

The Company operates as one segment, delivering a broad array of information technology and technical services solutions under contracts with the U.S. Government, state and local governments, and commercial customers. The Company’s federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use the Company’s services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. No single customer accounted for 10% or more of the Company’s accounts receivable or revenues as of or for the years ended December 31, 1999, 2000 and 2001, and nine months ended September 30, 2001 and 2002. In addition, there were no sales to any customers within a single country except for the United States where the sales accounted for 10% or more of total revenue. The Company treats sales to U.S. Government customers as sales within the United States regardless of where the services are performed. Substantially all assets of continuing operations were held in the United States for the years ended December 31, 1999, 2000 and 2001, and nine months ended September 30, 2002. Revenues by geographic customer and the related percentages of total revenues for the years ended December 31, 1999, 2000 and 2001, and the nine months ended September 30, 2001 and 2002, were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
United States	$352,423	$373,989	$425,500	$311,214	$355,506
International	1,501	4,838	5,936	5,052	2,221

	$353,924	$378,827	$431,436	$316,266	$357,727

United States	99.6%	98.7%	98.6%	98.4%	99.4%
International	0.4	1.3	1.4	1.6	0.6

	100.0%	100.0%	100.0%	100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

5.    Revenues and Receivables

The Company delivers a broad array of information technology and technical services solutions under contracts with the U.S. Government, state and local governments, and commercial customers. Revenues from the U.S. Government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 96% for each of the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002. Approximately 45%, 40%, 35%, 36% and 38% of the Company’s revenues were generated under cost-reimbursable contracts for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively. The components of contract receivables are as follows (in thousands):

	December 31,		September 30,
	2000	2001	2002
Billed receivables	$59,561	$70,291	$93,514
Unbilled receivables:
Amounts currently billable	16,529	14,706	17,937
Revenues recorded in excess of estimated contract value or funding	4,307	2,548	872
Retainage	1,761	1,988	2,570
Indirect costs incurred in excess of provisional billing rates	2,755	4,133	4,290
Allowance for doubtful accounts	(1,432)	(1,610)	(2,672)

	$83,481	$92,056	$116,511

Indirect cost rates in excess of provisional billing rates on U.S. Government contracts are generally billable at actual rates less a reduction of 0.5% of the actual general and administrative rate base before a Defense Contract Audit Agency (DCAA) audit is completed. The balance remaining, as well as any retainage, is billable upon completion of a DCAA audit (see note 13). Revenues recorded in excess of contract value or funding are billable upon receipt of contractual amendments. Amounts currently billable consist principally of amounts to be billed within the next month.

6.    Property and Equipment

Major classes of property and equipment are summarized as follows (in thousands):

	December 31,		September 30,
	2000	2001	2002
Furniture and equipment	$22,504	$20,809	$24,730
Leasehold improvements	4,511	4,571	5,279

	27,015	25,380	30,009
Less: Accumulated depreciation and amortization	(19,982)	(18,765)	(20,673)

	$7,033	$6,615	$9,336

Depreciation and amortization expense for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002 was $2,912,000, $2,837,000, $2,480,000, $1,816,000 and $1,738,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

7.    Goodwill and Other Intangibles

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, SFAS 142 requires the Company to perform a transitional goodwill impairment test within six months from the date of adoption. In accordance with the standard, the Company completed the transitional goodwill impairment test and determined that a $57,000 goodwill impairment charge was required. Under SFAS 142, goodwill is to be reviewed at least annually thereafter for impairment; the Company has elected to perform this review annually at the beginning of each calendar year. Goodwill amortization expense for the years ended December 31, 1999, 2000 and 2001 was $1,033,000, $1,124,000 and $1,138,000, respectively. Net income for the years ended December 31, 1999, 2000 and 2001, assuming goodwill was not amortized during this period would have been $5,048,000, $2,789,000 and $1,835,000, respectively. Fully diluted earnings per share for the years ended December 31, 1999, 2000 and 2001, assuming goodwill was not amortized during this period would have been $0.27, $0.15 and $0.10, respectively.

The components of goodwill and other intangibles are as follows (in thousands):

	December 31,		September 30,
	2000	2001	2002
Goodwill	$18,092	$18,034	$77,734
Other intangibles	9,007	10,468	13,917

	27,099	28,502	91,651
Less: Accumulated amortization	(14,752)	(17,546)	(18,458)

	$12,347	$10,956	$73,193

As of September 30, 2002, other intangibles of $13,917 consist of the following (in thousands):

	September 30, 2002
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Contract rights	$5,763	$3,117
Noncompete agreements	2,221	2,158
Capitalized software	5,933	3,076

Aggregate amortization expense for the nine months ended September 30, 2002 was $968,000.

Estimated amortization expense (in thousands):
For the three months ending December 31, 2002	$401
Year ending:
December 31, 2003	1,764
December 31, 2004	1,346
December 31, 2005	1,191
December 31, 2006	547
December 31, 2007	319

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

8.    Debt

	December 31,		September 30,
	2000	2001	2002
Borrowings under the Amended and Restated
Business Loan and Security Agreement:
Revolving credit facility	$57,496	$57,300	$25,000
Term loan	9,600	5,908	—

	67,096	63,208	25,000
Subordinated credit agreement	8,000	8,000	—
Other notes	2,104	1,104	1,000

Total debt	77,200	72,312	26,000
Less: Current portion of debt	4,200	1,969	1,000

Debt—net of current portion	$73,000	$70,343	$25,000

On December 17, 2001, the Company executed a new Business Loan and Security Agreement (the Agreement) with Citizens Bank of Pennsylvania, PNC Bank N.A., Branch Banking and Trust Company of Virginia, and Chevy Chase Bank, F.S.B. to refinance and replace the Company’s prior agreement. The Agreement provides for maximum borrowings of $71.4 million and consists of a $65.0 million revolving credit facility and a $6.4 million term loan. Under the term loan portion of the Agreement, the principal balance is payable in consecutive quarterly installments of $492,308 on the last business day of each quarter commencing with the last business day of December 2001. The balance of the term loan was repaid in February 2002. The maturity date of the Agreement is December 31, 2004. In July 2002, the Agreement was amended in order to modify the pricing grid and certain financial and negative covenants.

The maximum available borrowing under the revolving credit facility at September 30, 2002 was $65.0 million. As of September 30, 2002, the Company was contingently liable under letters of credit totaling $9,352,000, which reduce the availability to borrow under the revolving portion of the Agreement. The Company had $20.5 million and $23.0 million in borrowings at December 31, 2000 and 2001, respectively, which were repaid immediately after the end of the respective period. Borrowings under the Agreement are collateralized by the Company’s eligible contract receivables, inventory, all of the Company’s stock in its subsidiaries and certain property and equipment and bear interest at the agreed-upon London Interbank Offered Rate (LIBOR) plus 1.00% for the first $25.0 million outstanding and at the bank’s prime rate for outstanding amounts greater than $40.0 million. At September 30, 2002, the agreed-upon LIBOR rate was 1.82% for the $25.0 million and the bank’s prime rate was 4.75%. The aggregate annual weighted average interest rates were 7.52%, 8.75% and 8.41% for 1999, 2000 and 2001, respectively. The aggregate weighted average interest rate for the nine months ended September 30, 2001 and 2002 was 8.49% and 9.28%, respectively

Under the Agreement, the Company is required to maintain specified financial covenants relating to fixed charge coverage, interest coverage, debt coverage, and to maintain a certain level of consolidated net worth. The Agreement also places limitations on additional borrowings, mergers, and related party transactions, issuances of capital stock and payment of dividends, and limitations with respect to capital expenditures. The weighted average borrowings under the revolving portion of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

8.    Debt (Continued)

Agreement and a prior agreement during the years ended December 31, 1999, 2000 and 2001, and nine months ended September 30, 2002, were $39,293,000, $43,876,000, $37,719,000, and $27,218,000, respectively. In conjunction with the execution of the Agreement, the Company recorded $357,000 in loan origination costs, included in other assets, which are being amortized ratably over the term of the Agreement.

On October 27, 2000, the Company executed the Second Amendment to the Amended and Restated Business Loan and Security Agreement (the Prior Agreement) with Mellon Bank N.A. (Mellon), First Union Commercial Corporation (First Union) and PNC Bank N.A., which provided for maximum borrowings of $76.0 million. The Prior Agreement consisted of a $60.0 million revolving credit facility and a $16.0 million term loan. Under the revolving portion of the Prior Agreement, the Company could borrow the lesser of defined percentages of receivables or $60.0 million. Under the term loan portion of the Prior Agreement, the principal balance was payable in consecutive quarterly installments of $800,000 on the last business day of each quarter commencing with the last business day of December 1998. A final payment of $6.4 million was due upon expiration of the Prior Agreement on December 31, 2001.

Borrowings under the Prior Agreement were collateralized by the Company’s eligible contract receivables, inventory, and certain property and equipment and accrued interest at the agreed-upon LIBOR plus market-rate spreads that varied according to the calculation of a certain Company leverage ratio. Under the Prior Agreement, the Company was required to maintain specified financial covenants relating to fixed charge coverage, interest coverage, debt coverage, and minimum consolidated net worth. The Prior Agreement also placed limitations on additional borrowing, mergers, and related party transactions, issuances of capital stock and payment of dividends, and limitations with respect to capital expenditures.

On January 15, 1998, the Company redeemed all 75,000 shares of its then outstanding Preferred Stock for a total of $8,029,000, or $107.05 per share. In order to provide the funding necessary to redeem the Preferred Stock, the Company executed a seven-year Subordinated Credit Agreement with First Source Financial LLP for $8,000,000 on January 9, 1998. The remaining $29,000 of funding was provided by the Company’s revolving credit facility. The principal balance was payable in eight consecutive quarterly installments of $888,889 on the first business day of each quarter commencing with the first business day of January 2003. A ninth and final payment of $888,888 was due on the last business day of December 2004. Interest under the Subordinated Credit Agreement accrued at a fixed rate of 12.0% per annum and was payable quarterly in arrears. The balance and accrued interest associated with this facility was repaid in February 2002.

Debt outstanding at September 30, 2002 is scheduled to mature by the following calendar year ends: $1,000,000 in 2003 and $25,000,000 in 2004.

The total interest paid was $6,094,000, $6,073,000, $5,005,000, $3,614,000 and $2,148,000 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

8.    Debt (Continued)

The Company uses interest rate swap agreements to manage exposure to fluctuations in interest rates. At September 30, 2002, the Company had an unleveraged swap agreement with a member of our banking group with a notional principal amount of $25,000,000. This agreement was placed on December 17, 2001 and has a four-year term. The agreement has a fixed LIBOR rate of 6.83% and is settled in cash on a monthly basis.

Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. Upon adoption of SFAS No. 133, the Company recorded a $704,000 ($422,000 net of tax) transition adjustment in Other comprehensive loss as the cumulative effect of a change in accounting principle. The Company will reclassify this amount into interest expense over the remaining life of the interest rate swap. The amount of the transition adjustment that was reclassified into earnings over the 12 months following the initial adoption of SFAS No. 133 was $180,000.

The Company hedges the cash flows of some of its long-term debt using an interest rate swap. The Company enters into these derivative contracts to manage its exposure to interest rate movements by achieving a desired proportion of fixed rate versus variable rate debt. In an interest rate swap, the Company agrees to exchange the difference between a variable interest rate and either a fixed or another variable interest rate, multiplied by a notional principal amount.

As of September 30, 2002, the Company has recognized the cash flow hedge at its fair value of $3,381,000 in accounts payable and accrued expenses on the consolidated balance sheet. The interest rate swap qualifies for cash flow hedge accounting, therefore, an unrealized loss of $2,677,000 ($1,606,000 net of tax), representing the effective portion of the change in its fair value, is reported in other comprehensive loss and will be reclassified into interest expense. The ineffective portion of the change in fair value of the swap qualifying for cash flow hedge accounting is recognized in the consolidated statements of income in the period of the change. For the nine months ended September 30, 2002, the swap did not have any ineffectiveness for the cash flow hedge.

Management believes that the fair value of debt is not significantly different from what is recorded by the Company, based on comparable market rates on similar issues.

9.    Income Taxes

For periods prior to the closing of the Company’s Initial Public Offering on February 12, 2002, the Company accounted for earnings on a cash basis for federal income tax purposes. Effective as of the closing of the offering, the Company changed to the accrual method of accounting, resulting in previously deferred income being recognized for tax purposes. As such, taxes will be due with respect to the four taxable years beginning with the taxable year of the offering. Because the Company previously recognized the deferred income for accounting purposes and accrued for the taxes, the change in tax status and the tax payments will not affect the Company’s earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

9.    Income Taxes (Continued)

The domestic and foreign components of income before provision for income taxes and minority interest were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Domestic	$11,556	$13,401	$27,117	$20,376	$27,188
Foreign	743	(289)	1,213	864	715

	$12,299	$13,112	$28,330	$21,240	$27,903

The provision for income taxes was comprised of the following components (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Current provision (benefit):
Federal	$5,352	$4,291	$6,576	$9,215	$10,999
State	1,064	1,893	1,348	1,959	2,167
Foreign	(10)	(203)	216	143	253

	6,406	5,981	8,140	11,317	13,419

Deferred provision (benefit):
Federal	(1,227)	606	3,078	(1,947)	(1,648)
State	48	(732)	714	(427)	(382)
Foreign	239	119	151	119	(2)

	(940)	(7)	3,943	(2,255)	(2,032)

Total provision for income taxes	$5,466	$5,974	$12,083	$9,062	$11,387

The provision for income taxes varies from the amount of income tax determined by applying the applicable U.S. statutory tax rate to pre-tax income as a result of the following:

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:
State taxes—net of Federal benefit	4.6	3.9	4.9	5.2	4.8
Foreign taxes	0.2	(0.4)	(0.2)	(0.2)	(0.0)
Other—additional provision	—	2.8	—	—	—
Nondeductible items:
Goodwill amortization	2.6	2.5	1.2	1.2	0.1
Other	2.0	1.8	1.8	1.5	0.9

Effective tax rate	44.4%	45.6%	42.7%	42.7%	40.8%

The Company paid income taxes, net of refunds, of $1,648,000, $4,100,000, $3,508,000, $2,711,000 and $8,994,000 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

9.    Income Taxes (Continued)

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the tax effect of the significant components of deferred income taxes follows (in thousands):

	December 31,		September 30,
	2000	2001	2002
Gross deferred tax liabilities:
Receivables and payables	$20,628	$26,440	$24,939
Investments	1,323	444	1,268
Other assets	1,016	954	970

Total deferred tax liabilities	22,967	27,838	27,177

Gross deferred tax assets:
Tax credits and loss carryforwards	(2,751)	(2,600)	(2,498)
Accrued liabilities	(1,431)	(3,002)	(2,601)
Cash flow hedge	—	(826)	(1,349)
Allowance for potential contract losses and other contract reserves	(631)	(700)	(1,018)
Property and equipment	(195)	(311)	(450)

Total deferred tax assets	(5,008)	(7,439)	(7,916)
Less: Valuation allowance	902	902	902

Total deferred tax assets—net	(4,106)	(6,537)	(7,014)

Net deferred tax liabilities	$18,861	$21,301	$20,163

At September 30, 2002, the Company has state net operating losses of approximately $7,758,000 that expire beginning 2002 through 2020. At September 30, 2002, the Company had a capital loss carryforward of $2,033,000 that expires in 2003.

10.    Stockholders’ Equity and Stock Options

Initial Public Offering—The Company successfully closed its Initial Public Offering on  February 12, 2002. Net proceeds to the Company were approximately $110.2 million, after deducting the estimated expenses related to the offering and the portion of the underwriting discount payable by the Company. Proceeds from the offering were used to repay subordinated debt of $8.0 million, the balance of the term loan of $5.9 million, $17.7 million of the revolving credit facility, plus accrued interest, and $69.1 million was used to fund the Company’s acquisition of Aegis Research Corporation on August 5, 2002. The balance of the net proceeds of the offering (together with cash on hand, additional borrowings and capital stock) will be used to fund all or a portion of the costs of any acquisitions of complementary businesses the Company determines to pursue in the future, although there are no assurances that the Company will be able to successfully consummate any such acquisitions. To the extent that the Company cannot pursue or consummate any acquisitions, any remaining net proceeds will be used for working capital and general corporate purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

10.    Stockholders’ Equity and Stock Options (Continued)

Reincorporation, Recapitalization and Stock Split—The Company is incorporated in Delaware and is the successor by merger to ManTech International Corporation, a New Jersey corporation. As a result of the merger, in January 2002 the Company reincorporated from New Jersey to Delaware and recapitalized its common stock. On the effective date of the merger, each outstanding share of the New Jersey corporation’s common stock was exchanged for one share of the Company’s Class A common stock or for one share of the Company’s Class B common stock. Immediately after the merger, we effected a 16.3062-for-one stock split of the Company’s Class A common stock and Class B common stock. In connection with the reincorporation and recapitalitzation, all of the Company’s outstanding Treasury Stock was retired.

Common Stock—The Company has 150,000,000 shares of authorized Class A common stock, par value $0.01 per share. The Company has 50,000,000 shares of authorized Class B common stock, par value $0.01 per share. On September 30, 2002, there were 9,390,713 shares of Class A common stock outstanding and 17,131,004 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any “going private transaction” (generally, a transaction in which Mr. Pedersen, his affiliates, his direct or indirect permitted transferees or a group, which includes Mr. Pedersen, such affiliates and permitted transferees, seek to buy all outstanding shares), as to which each share of  Class A common stock and Class B common stock are entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of common stock do not have cumulative voting rights in the election of directors.

Stockholders are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from the Company’s assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to
Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined.

The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of  Class A common stock at the option of the Class B stockholder. Upon the death or permanent mental incapacity of Mr. Pedersen, all outstanding shares of Class B common stock automatically convert to Class A common stock.

The predecessor corporation had three classes of common stock outstanding prior to the effective date of the merger. Class A common stock, Class B common stock and Class C common stock, of which the Class B common stock was redeemable and, therefore, not reflected as equity for accounting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

10.    Stockholders’ Equity and Stock Options (Continued)

purposes. The Class A common stock was voting, no par value. The Class B common stock was nonvoting, no par value, and was mandatorily redeemable by the stockholder at any time or by the Company in the event of the involuntary or voluntary termination of the stockholder’s position within the Company at a per share price to be determined by an independent valuation company. On  January 6, 2000, the Company redeemed 6,582 shares of Class B common stock from an employee for $566,082. On February 29, 2000, the Company redeemed 1,000 shares of Class B common stock from an outside Director for $86,060. On December 18, 2000, the Company redeemed an additional 1,000 shares of Class B common stock from an outside Director for $123,240. All of these shares were placed in Treasury at their redemption value. The Class C common stock was nonvoting, no par value.

Preferred Stock—The Company is authorized to issue an aggregate of 20,000,000 shares of preferred stock, $0.01 par value per share, the terms and conditions of which are determined by the board of directors upon issuance. The rights, preferences and privileges of holders of the Company’s common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that the Company may designate and issue in the future. At September 30, 2002, no shares of preferred stock are outstanding and the board of directors currently has no plans to issue a series of preferred stock.

Shares Held in Grantor Trust—At December 31, 2000 and 2001, and September 30, 2002, there were an additional 609,296 shares of Class B common stock, with a cost value of $640,000, reflected in equity in accordance with EITF 97-14, Accounting for Deferred Compensation Arrangements where Amounts Earned are Held in a Rabbi Trust and Invested. These shares are held in a Rabbi Trust to satisfy a defined contribution pension obligation, to be paid in stock for the benefit of a senior Company employee.

Stock Options—In January 2002, the board of directors adopted and the stockholders approved the Company’s Management Incentive Plan (the Plan), designed to enable the Company to attract, retain and motivate key employees. In connection with the creation of the Plan, all options outstanding under the ManTech International Corporation 1995 Long-Term Incentive Plan were assumed. Awards granted under the Plan may be settled in cash, shares of Class A common stock or a combination thereof, or by stock units which provide for settlement in cash or deferred issuance of shares of Class A common stock. The aggregate number of shares of our Class A common stock that is available for issuance under the Plan is 2,840,379 plus, in 2003 and each year thereafter, a number of additional shares equal to one and one-half percent of the number of shares of Class A common stock outstanding on December 31st of that year. The Management Incentive Plan expires in December 2012.

The Plan is administered by the compensation committee of the Company’s board of directors, although the board of directors may exercise any authority of the committee under the Plan and the compensation committee may delegate its authority under the Plan. Subject to the express provisions of the Plan, the committee has broad authority to administer and interpret the Plan, including the discretion to determine the exercise price, vesting schedule and the number of shares to be issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

10.    Stockholders’ Equity and Stock Options (Continued)

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The Plan provides that shares granted come from the Company’s authorized but unissued Class A common stock. The exercise price of the options granted pursuant to the Plan was not less than 100% of the fair market value of the shares on the date of grant. No compensation cost has been recognized for stock option issuances under the Plan. These options vest quarterly over a three-year period from the date of grant. In May 2002, options to purchase 159,621 shares were exercised.

There were no stock options exercisable at September 30, 2002. Information with respect to stock option activity and stock options outstanding at September 30, 2002, was as follows:

	Number of Shares	Option Price Per Share	Weighted Average Price Per Share
Shares under option, December 31, 1999, 2000 and 2001	159,621	$1.68	$1.68

Options granted	1,151,000	16.00-23.99	16.88
Options exercised	(159,621)	(1.68)	1.68
Options forfeited	(23,000)	(16.00)	16.00

Shares under option, September 30, 2002	1,128,000	$16.00-23.99	$16.90

Options vested at September 30, 2002	—	N/A	N/A

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$16.00	976,000	9.36	$16.00
$18.55-21.41	18,000	9.72	$20.17
$22.99-23.99	134,000	9.95	$23.01

	1,128,000

The Company has 3-year options. For disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes (Minimum Value) option-pricing model. The following weighted-average assumptions were used for option grants during the years ended  December 31, 1999, 2000 and 2001, and the nine months ended September 30, 2002, respectively:
dividend yield of 0 percent (as the Company did not pay dividends during the periods presented); expected volatility of 0 percent for the years ended December 31, 1999, 2000 and 2001, and 32.56% for the nine months ended September 30, 2002; expected average lives of 3 years, 2 years, 1 year, and 3 years (based on the Company’s experience); and, risk-free interest rates of 5.50%, 6.25%, 3.50%, and 3.27%. The weighted-average fair value of the stock options granted during the nine months ended September 30, 2002, was $16.88. There were no stock options granted during the years ended December 31, 1999, 2000 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

10.    Stockholders’ Equity and Stock Options (Continued)

Using the Black-Scholes model, the total value of the options granted for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, was $23,000, $18,000, $5,000, $4,000 and $2,198,000, respectively, which would be amortized over a three-year vesting period. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value method of accounting, the Company’s pro forma net income (loss) would have been $4,046,000, $1,720,000, $790,000, ($267) and $13,524,000 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively. Basic earnings (loss) per share would have been $0.22, $0.09, $0.04, ($0.01) and $0.54 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively. Diluted earnings (loss) per share would have been $0.22, $0.09, $0.04, ($0.01) and $0.53 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively.

11.    Retirement Plans

The Company maintains non-qualified supplemental defined benefit pension plans for certain retired employees of an acquired company. The weighted average assumptions used in accounting for the Company’s pension plans in 1999, 2000 and 2001 were as follows:

	2000	2001	2002
Discount rate	8.00%	7.25%	6.75%
Expected return on plan assets	6.00	3.00	2.00
Rate of compensation increase	N/A	N/A	N/A

The discount rate is the estimated rate at which the obligation for pension benefits could effectively be settled. The expected return on plan assets reflects the average rate of earnings that the Company estimates will be generated on the assets of the plans. The plans were partially funded beginning in 1999. The rate of compensation increase reflects the Company’s best estimate of the future compensation levels of the individual employees covered by the plans and is not applicable, as all covered employees had retired prior to 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

11.    Retirement Plans (Continued)

The following table sets forth the status of the plans (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2000	2001	2002
Change in benefit obligation:
Benefit obligation at beginning of period	$1,693	$1,707	$1,802
Interest cost	131	131	93
Actuarial loss	58	139	85
Benefits paid	(175)	(175)	(134)

Benefit obligation at end of period	1,707	1,802	1,846

Change in plan assets:
Fair value of plan assets at beginning of period	180	203	238
Employer contribution	198	210	150
Benefits paid	(175)	(175)	(133)

Fair value of plan assets at end of period	203	238	255

Funded status at end of period	(1,504)	(1,564)	(1,591)
Unrecognized actuarial loss	83	219	299
Unrecognized prior-service cost	79	47	24
Unrecognized net transition obligation	20	—	—

Net amount recognized at end of period	$(1,322)	$(1,298)	$(1,268)

The components of net periodic pension cost for the Company’s defined benefit plans are provided in the following table (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Interest cost on projected benefit obligation	$132	$131	$131	$98	$93
Net amortization of prior-service cost and transition obligation	52	54	55	42	28

Net periodic pension cost	$184	$185	$186	$140	$121

The Company maintains two qualified defined contribution plans, which cover substantially all employees, that comply with Section 401 of the Internal Revenue Code. Under these plans, the Company’s stipulated Basic Matching Contribution matches a portion of the participants’ contribution based upon a defined schedule. Contributions are invested by an independent investment company in one or more of several investment alternatives. The choice of investment alternatives is at the election of each participating employee. The Company’s contributions to the plans were approximately $2,317,000, $2,420,000, $2,554,000, $1,917,000 and $2,043,000 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively.

11.    Retirement Plans (Continued)

The Company maintains non-qualified defined contribution supplemental retirement plans for certain key employees. Under these plans the Company accrues a stated annual amount and may also include interest at the greater of 10% or the Company’s annual rate of return on investments. The Company incurred expenses associated with these plans and contributed $75,000 for each of the years ended December 31, 1999, 2000 and 2001. The Company has incurred expenses of $75,000 and $56,250 for the nine months ended September 30, 2001 and 2002, but has yet to make the 2002 contribution.

The Company also maintains a non-qualified deferred compensation plan for certain key employees. Under this plan, eligible employees may defer up to 18% of qualified annual compensation. Employee contributions to this plan were approximately $1,911,000, $1,875,000, $1,895,000, $1,598,000 and $1,520,000 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002, respectively.

On December 18, 1998, the board of directors approved the establishment of a qualified Employee Stock Ownership Plan (ESOP), effective January 1, 1999, for the benefit of substantially all of the Company’s U.S. domestic-based employees. The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the plan. Participants must be employees of the Company or eligible Company subsidiaries and must meet minimum service requirements to be eligible for annual contributions. The ESOP specifies a five-year vesting schedule over which participants become vested in the Class A common stock allocated to their participant account. The amount of the Company’s annual contribution to the ESOP is at the discretion of the Company’s board of directors.

For the years ended December 31, 2000 and 2001, the Company contributed and allocated to participants’ accounts $1,419,000 and $1,376,000, respectively, worth of Class A common stock and cash. The board of directors has authorized an additional ESOP contribution for the year ended December 31, 2002. As of September 30, 2002, the Company has contributed 51,151 shares to the ESOP as partial satisfaction of this obligation; however, these shares have not yet been allocated to participant’s accounts. It is anticipated that the remaining shares attributable to the year ended December 31, 2002 commitment will be issued to the ESOP during the first quarter of 2003.

As required under Statement of Position No. 93-6, Employers’ Accounting for Employee Stock Ownership Plans, compensation expense is recorded for shares committed to be released to employees based on the fair market value of those shares in the period in which they are committed to be released. The difference between cost and fair market value of the released shares, which were held in Treasury, was $1,326,000 and $1,142,000 for the years ended December 31, 2000 and 2001, respectively, is recorded in additional paid capital.

12.    Investments

GSE Systems, Inc.—The Company and its designees hold stock in GSE Systems, Inc. (GSE), which was created by the merger of one of the Company’s majority-owned subsidiaries and two other entities in April 1994. In January 2000, the Company purchased 116,959 additional shares of common stock in GSE, increasing the Company’s ownership to 17.61%. The Company’s ownership percentage

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

12.    Investments (Continued)

of GSE was 15.59% at September 30, 2002. The Company’s and its designee’s ownership percentage of GSE was 17.97% at September 30, 2002. The Company also holds $3.8 million of GSE convertible preferred stock and a $650,000 demand note receivable from GSE as of September 30, 2002. This note accrues interest at the prime rate plus 1.00% and is payable monthly.

During the year ended December 31, 2001, the Company determined that it had obtained significant influence with respect to GSE. As a result, the Company began accounting for its investment in GSE using the equity method and recorded ($85,000) and $219,000 in equity (losses) earnings for the year ended December 31, 2001 and for the nine months ended September 30, 2002, respectively. Additionally, the Company restated prior year amounts and recorded $16,000 and ($1,555,000) in equity earnings (losses) for the years ended December 31, 1999 and 2000, respectively. The after-tax impact to net income as a result of this restatement was $10,000 and ($934,000) for the years ended December 31, 1999 and 2000, respectively. The related impact to basic and diluted earnings per share was $0.01 and ($0.82) for the years ended December 31, 1999 and 2000, respectively.

Vosper-ManTech Limited—On September 7, 1995, MASI U.K. Limited, a majority-owned subsidiary of the Company, and Vosper Thornycroft Limited entered into a Joint Venture agreement to form Vosper-ManTech Limited (the Joint Venture). The Joint Venture is owned 40% by MASI U.K. Limited and 60% by Vosper Thornycroft Limited. In 2000, the Joint Venture began work on a ten-year follow-on contract providing outsourcing of the Government Communications Headquarters (GCHQ) for the United Kingdom’s logistics and engineering services.

The Company’s interest in the Joint Venture is accounted for using the equity method. The Company recorded $794,000, $393,000, $504,000 and $18,000 in equity earnings for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2002, respectively.

The components of investments are as follows (in thousands):

	December 31,		September 30,
	2000	2001	2002
GSE Systems, Inc.	$1,698	$5,514	$5,658
Vosper-ManTech Limited	2,112	2,268	1,848

Total investments	$3,810	$7,782	$7,506

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

13.    Commitments and Contingencies

Payments to the Company on cost-reimbursable contracts with the U.S. Government are provisional payments subject to adjustment upon audit by the DCAA. Audits through 2000 have been completed and resulted in no material adjustments. The audit for 2001 is not expected to have a material effect on the results of future operations.

In February 2000, a judgment was entered against the Company in favor of Boston Properties, a real estate management firm, in the amount of $1,175,000 for unpaid rent under a lease held by Boston Properties with Global-InSync, Inc. (Global). Global is the successor to a business sold by the Company in 1996. The Company provided a financial guarantee to Boston Properties on the lease to facilitate the timely closing of this business sale. Boston Properties and Global extended the original lease without notice to the Company. The legal action sought to recover unpaid rent beyond the term of the original lease. After losing the appeal, the Company paid this judgment and other related expenses in August 2000.

On October 9, 2002, the Company received a document subpoena issued by the Department of Defense Office of Inspector General. The Company is cooperating with the government. Based on the facts known to the Company, the Company does not expect the consequences of the government’s investigation to have a material adverse effect on our business, prospects, financial condition, or operating results. However, this investigation is at a preliminary stage and it is not possible to tell how it may develop in the future.

In the normal course of business, the Company is involved in certain governmental and legal proceedings, claims and disputes, and has litigation pending under several suits. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Company leases office space and equipment under long-term operating leases. A number of the leases contain renewal options and escalation clauses. At September 30, 2002, aggregate future minimum rental commitments under these leases are as follows (in thousands):

	Office Space	Equipment	Total
Three months ending December 31, 2002	$2,704	$1,258	$3,962
Year ending:
December 31, 2003	8,966	4,314	13,280
December 31, 2004	7,989	3,203	11,192
December 31, 2005	7,248	2,042	9,290
December 31, 2006	6,944	1,404	8,348
Thereafter	12,114	28	12,142

Total	$45,965	$12,249	$58,214

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

Office space and equipment rent expense totaled approximately $7,441,000, $9,578,000, $10,804,000 and $9,247,000 for the years ended December 31, 1999, 2000 and 2001, and for the nine months ended September 30, 2002, respectively.

14.    Acquisitions

Each of the following acquisitions has been accounted for as a purchase, and accordingly, the operating results of each of the acquired entities have been included in the Company’s consolidated financial statements since the respective dates of acquisition. The aggregate amount of goodwill and other intangibles resulting from the excess of the respective purchase prices over the fair market value of net assets acquired in 1999 and through September 30, 2002 was approximately $3,558,000 and $59,759,000, respectively.

Aegis Research Corporation—On August 5, 2002, the Company acquired 100 percent of the outstanding common shares of Aegis Research Corporation (Aegis). The results of operations for Aegis have been included in the consolidated financial statements since that date. Aegis is a leading provider of enterprise protection strategies and technical services to the federal national security community. Aegis supports key customers and programs within the Department of Defense (DoD) and national intelligence community, including the National Reconnaissance Office (NRO), the United States Air Force, The Joint Strike Fighter Program Office, and the Counterintelligence Field Activity Program under the DoD. Aegis also supports numerous other classified customers on special access programs. Over 90 percent of the approximately 500 Aegis employees hold government security clearances at the Top Secret level with special accesses.

The cash purchase price was approximately $69.1 million, excluding $0.2 million of acquisition related costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

August 5, 2002
Current assets	$11,638,000
Property and equipment—net	991,000
Goodwill	59,759,000
Intangible asset	2,737,000
Other assets	114,000
Other current liabilities	(5,023,000)
Deferred rent	(939,000)

$69,277,000

The acquired intangible asset of $2.7 million was assigned to contract rights and is being amortized on a straight-line basis over a period of five years.

The following represents the unaudited pro forma results of operations as though the acquisition of Aegis had been completed as of January 1, 2001 (in thousands):

	Pro Forma Year Ended December 31, 2001	Pro Forma Nine Months Ended September 30, 2002
Revenue	$482,805	$391,177
Income from continuing operations	17,095	17,553
Net income	1,650	16,758
Diluted earnings per share from continuing operations	0.91	0.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

REVIVE Technologies, Inc.—On April 16, 1999, the Company acquired certain assets and liabilities of REVIVE Technologies, Inc. (REVIVE) for a cash purchase price of $500,000 and a note payable of $1,105,000 (interest accrues at a rate of 6.50%), due and payable in four equal quarterly installments beginning in July 1999. REVIVE specializes in the automated conversion of legacy mainframe databases.

Advanced Development Group, Inc.—On January 5, 1999, the Company acquired all of the outstanding stock of Advanced Development Group, Inc. (ADG) for a purchase price of $3,000,000 and a note for $2,000,000 payable over two years (interest accrued at the prime rate). This acquisition also provided for additional cash payments, not to exceed $5,000,000, to be made over the three years following the closing, based on the attainment of certain earnings levels. In May 2000, the Company paid $495,000 against this obligation.

ADG specializes in the development of interactive multimedia and distance learning training products. It is the leading Interactive Multimedia Instruction (IMI) developer for the U.S. Army. In addition, ADG has developed a proprietary IMI Course Builder Program© to enable the development of high-quality, low-cost training products that incorporate sophisticated animation, graphics and video.

15.    Discontinued Operations

On September 26, 2001, the Company executed a formal plan to exit certain commercial and foreign lines of business that no longer contribute to the core competencies. The businesses include the Australia-based software solutions consulting business, the United Kingdom-based bank remittance processing business, the China-based consulting business, the U.S.-based environmental consulting and remediation business and the U.S.-based application-hosting business. Although some of these ventures show promise and growth, these businesses are oriented towards commercial customers and do not contribute to the core competencies on which the Company is currently focused. During the nine months ended September 30, 2002, the Company completed the sale of four of the five lines of business. The Company expects to complete a transaction to dispose of the Australia-based software solutions consulting business prior to December 31, 2002. This delay from the previous estimate is the result of a deteriorating market for the sale of commercial technology businesses in Australia which was beyond our control. The Company remains committed to the original plan of selling the business and is actively marketing the business at a price that is reasonable. Despite the adjustment to the estimated closing date, no additional charges to discontinued operations are anticipated at this time.

Based on independent valuations, market comparable information and interest expressed in these businesses, an estimate has been provided for the likely net gains and losses to income expected from these businesses through the estimated dates of disposal. As a result, in accordance with APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, results of operations have been classified as discontinued and prior periods have been restated. The Company has

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 1999, 2000 and 2001 and
Nine Months Ended September 30, 2001 and 2002

segregated the net assets and liabilities held for sale, recorded all current and expected future losses and deferred all gains expected to be realized upon disposal of the respective entities. The amounts the Company will ultimately realize could differ in the near term from the amounts estimated in arriving at the loss on disposal of the discontinued operations.

Revenues and losses from discontinued operations are as follows (in thousands):

	Year Ended December 31,
	1999	2000	2001
Income statement data:
Revenues	$97,503	$63,389	$37,587
Costs and expenses	(101,428)	(72,554)	(48,390)

Operating loss	(3,925)	(9,165)	(10,803)
Minority interest	(652)	1,333	851
Income tax benefit	1,850	3,165	3,419

Loss from discontinued operations net of tax and minority interest	$(2,727)	$(4,667)	$(6,533)

The estimated net loss on disposal of discontinued operations recorded for the year ended December 31, 2001 was $8,912,000, net of an income tax benefit of $5,857,000. This loss included a provision for anticipated closing costs and net operating losses through the estimated dates of disposal of $5,020,000, net of an income tax benefit of $2,922,000. An additional loss of approximately $795,000 was recorded in August 2002 associated with the sale of the United Kingdom-based bank remittance processing business.

The Company’s Australian-based software solutions consulting business disposed of its Local Government business on June 30, 2000 and recorded a loss on the disposal of $719,000, net of tax. The revenues and operating losses of this business unit were not significant for the periods presented.

16.    Subsequent Events

On November 6, 2002, the Company announced plans to file a registration statement on form S-1 with the Securities and Exchange Commission for an underwritten offering on behalf of the Company of approximately 4,500,000 shares of the Company’s Class A common stock. Additionally, 1,650,000 shares of Class A common stock are being offered by certain selling shareholders, and the underwriters will have an option to purchase up to an additional 876,500 shares of Class A common stock from the Company and 46,000 shares of Class A common stock from a selling stockholder solely to cover over-allotments, if any. The Company intends to use the net proceeds of the offering to fund strategic acquisitions of businesses and for working capital and general corporate purposes. The Company expects to file the registration statement prior to the end of November 2002 and conclude the offering before February 15, 2003. The Company’s filing of the registration statement and offering are subject to market and other conditions.

* * * * * *

AEGIS RESEARCH CORPORATION

FINANCIAL STATEMENTS

As of and for the year ended December 31, 2001

Report of Independent Auditors

Sole Director
Aegis Research Corporation
Falls Church, Virginia

We have audited the accompanying balance sheet of Aegis Research Corporation (the Company) as of December 31, 2001, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Research Corporation at December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

March 29, 2002
McLean, Virginia

AEGIS RESEARCH CORPORATION

Balance Sheets
(In Thousands of Dollars)

	December 31, 2001	June 30, 2002
		(unaudited-Note 1)
Assets
Current assets
Cash and cash equivalents (Note 1)	$118	$1,894
Accounts receivable (Note 2)	16,369	10,740
Note receivable from shareholder (Note 9)	1,500	1,725
Investments—short-term (Notes 1 and 3)	501	600
Prepaid expenses	477	180
Other current assets	266	323

Total current assets	19,231	15,462

Property and equipment (Note 1)
Furniture and fixtures	137	137
Office equipment and software	806	1,209
Leasehold improvements	622	656

	1,565	2,002
Less accumulated depreciation and amortization	(494)	(654)

Net property and equipment	1,071	1,348

Long-term investments (Notes 1, 3 and 8)	2,208	2,072
Deposits	108	113

Total assets	$22,618	$18,995

Liabilities and shareholders’ equity
Current liabilities
Line of credit (Note 4)	$4,497	$—
Accounts payable	1,479	622
Accrued compensation and related taxes (Note 8)	2,568	3,419
Accrued profit-sharing plan (Note 8)	628	5
Dividends payable for income taxes (Notes 1 and 5)	5,770	6,150

Total current liabilities	14,942	10,196

Long-term liabilities (Note 8)	1,452	1,418

Shareholders’ equity
Class A voting common stock, $0.01 par value, 750,000 shares authorized, issued and outstanding at December 31, 2001 and June 30, 2002 (unaudited)	8	8
Class B nonvoting common stock, $0.01 par value, 350,000 shares authorized, 156,750 and 158,250 shares issued and outstanding at December 31, 2001 and June 30, 2002, respectively (unaudited)	2	2
Capital in excess of par value	471	479
Retained earnings	5,743	6,892

Total shareholders’ equity	6,224	7,381

Total liabilities and shareholders’ equity	$22,618	$18,995

See accompanying notes.

AEGIS RESEARCH CORPORATION

Statements of Income
(In Thousands of Dollars, Except per Share Data)

	Year Ended December 31, 2001	Six Months Ended June 30,
		2002	2001
		(unaudited-Note 1)

Revenues (Note 1)	$51,369	$27,539	$24,044
Direct costs	29,831	14,507	14,018
Indirect and G&A expenses	18,120	10,793	8,516

Total expenses	47,951	25,300	22,534

Operating income	3,418	2,239	1,510
Other income and expense
Interest income	223	103	93
Interest expense	(227)	(45)	(182)

Net income	$3,414	$2,297	$1,421

Net income as reported above	$3,414	$2,297	$1,421
Pro forma adjustment
Dividends payable provision for income taxes (Notes 1 and 5)	(1,707)	(1,148)	(710)

Pro forma net income	$1,707	$1,149	$711

Basic earnings per share (Note 7)
Net income before pro forma adjustment	$3.79	$2.53	$1.59
Pro forma adjustment	(1.89)	(1.26)	(0.79)

Pro forma net income	$1.90	$1.27	$0.80

Diluted earnings per share (Note 7)
Net income before pro forma adjustment	$3.65	$2.42	$1.53
Pro forma adjustment	(1.82)	(1.21)	(0.76)

Pro forma net income	$1.83	$1.21	$0.77

See accompanying notes.

AEGIS RESEARCH CORPORATION

Statements of Shareholders’ Equity
(In Thousands of Dollars, Except Share Data)

	Class A Common		Class B Common		Capital in Excess of Par Value	Retained Earnings	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	750,000	$8	140,050	$2	$397	$4,036	$4,443
Stock issuance—Class B Common	—	—	17,050	—	85	—	85
Stock repurchase—Class B Common	—	—	(350)	—	(2)	—	(2)
Stock option repurchase—Class B Common	—	—	—	—	(9)	—	(9)
Dividends payable for income taxes (Note 5)	—	—	—	—	—	(1,707)	(1,707)
Net income for the year ended December 31, 2001	—	—	—	—	—	3,414	3,414

Balance at December 31, 2001	750,000	8	156,750	2	471	5,743	6,224
Stock issuance—Class B Common	—	—	2,000	—	14	—	14
Stock repurchase—Class B Common	—	—	(500)	—	(3)	—	(3)
Stock option repurchase—Class B Common	—	—	—	—	(3)	—	(3)
Dividends payable for income taxes (Note 5)	—	—	—	—	—	(1,148)	(1,148)
Net income for the six months ended June 30, 2002	—	—	—	—	—	2,297	2,297

Balance at June 30, 2002 (unaudited)	750,000	$8	158,250	$2	$479	$6,892	$7,381

See accompanying notes.

AEGIS RESEARCH CORPORATION

Statements of Cash Flows
(In Thousands of Dollars)

	Year Ended December 31, 2001	Six Months Ended June 30,
		2002	2001
		(unaudited)
Operating activities
Net income	$3,414	$2,297	$1,421
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	275	210	107
Changes in assets and liabilities:
Accounts receivable	(2,132)	5,250	932
Prepaid expenses	(388)	298	(201)
Deposits and other current assets	(76)	(61)	(54)
Accounts payable and accrued expenses	787	(1,397)	(190)
Long-term liabilities	534	(34)	130

Net cash and cash equivalents provided by operating activities	2,414	6,563	2,145
Investing activities
Note receivable from shareholder	(496)	(225)	4
Net acquisition of property and equipment	(496)	(108)	(208)
Purchase of investments	(550)	(65)	(148)
Maturities of investments	500	100	200

Net cash and cash equivalents used in investing activities	(1,042)	(298)	(152)
Financing activities
Proceeds from line of credit and notes payable	17,568	17,734	13,588
Principal payments on line of credit and notes payable	(19,123)	(22,231)	(15,868)
Net proceeds from issuance of capital stock	85	14	73
Payments for repurchase of capital stock	(11)	(6)	(4)
Dividends paid to shareholders	—	—	—

Net cash used in financing activities	(1,481)	(4,489)	(2,211)

Net change in cash and cash equivalents	(109)	1,776	(218)
Cash and cash equivalents at beginning of period	227	118	227

Cash and cash equivalents at end of period	$118	$1,894	$9

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$227	$45	$182

Dividend distributions for income taxes payable	$89	$303	$89

See accompanying notes.

AEGIS RESEARCH CORPORATION

Notes to Financial Statements
(In Thousands of Dollars, Except per Share Data)

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company provides comprehensive strategy, protection planning and professional technical services for the federal national security community, state and local governments, and United States corporations. Client support is focused on information operations, information protection, risk management, intelligence, space operations support, mission visualization and modeling, mission decision aids development, information systems, security operations support, and training.

The financial information presented as of the dates other than December 31, 2001 has been prepared from the books and records without audit. In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2002, and the results of its operations and cash flows for the periods ended June 30, 2002 and 2001. The results of operations are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Revenue Recognition

The Company provides engineering and consulting services to the United States government, primarily the military, on a contractual basis. Revenues on cost-plus-fee contracts are recognized to the extent of costs incurred plus a proportionate amount of fees earned. Revenues on time-and-materials contracts are recognized to the extent of billable rates times hours delivered plus other direct costs. Revenues on fixed-price contracts are recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Anticipated contract losses are recognized as soon as they become known and estimable.

Significant Customers

During the year ended December 31, 2001 and six months ended June 30, 2002, a significant percentage of Company revenues were derived from two customers. One of these customers comprises greater than 29% of revenues for both periods, and the other approximately 11% and 9% (unaudited), respectively, of revenues for the year ended December 31, 2001 and six months ended June 30, 2002.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

Investments

Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

Accounting for Stock Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and provides the pro forma disclosures pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123).

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of five years using the straight-line method. Effective January 1, 2000, the Company adopted Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. These costs are included in the software balance and amortized over a seven-year period. All other software is depreciated over three years using the straight-line method. Leasehold improvements are amortized over the terms of the related leases using the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the associated amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Income Taxes

The Company elected S Corporation status in January 1987, and as such, is not taxed at the corporate level. Consequently, no provision for income tax is recorded in the accompanying financial statements. All income, losses, and tax credits flow through to the individual shareholders of the Company and are taxed at that level.

The Board of Directors has determined that the Company would declare and pay a dividend to the shareholders approximately equal to the taxes payable by them on the current and future taxable income of the Corporation. Therefore, dividends payable for tax liabilities have been recognized for the future tax consequences attributable to taxes currently due and differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

2.    Revenue and Accounts Receivable

The majority of the Company’s revenues resulted from contracts with the United States government. The components of receivables are as follows:

	December 31, 2001	June 30, 2002
		(unaudited)
Amounts billed	$9,927	$5,645
Amounts currently billable	5,300	4,574
Other unbillable amounts	1,258	942
Reserves	(116)	(421)

	$16,369	$10,740

In general, the reserves are for any potential adjustments arising from future government audits and contract-related items.

3.    Investments

The Company purchased U.S. Treasury Notes in 2001 and 2002, all of which are classified as held-to-maturity securities. The following is a summary of those investments:

U.S. Treasury Notes	Cost	Gross Unrealized Gains/ (Losses)	Estimated Fair Value
December 31, 2001	$1,257	$41	$1,298
June 30, 2002 (unaudited)	$1,251	$35	$1,286

The amortized cost and estimated fair value of debt securities, as determined by outside market sources, at December 31, 2001 and June 30, 2002, by contractual maturity, are shown below:

	December 31, 2001
	Cost	Estimated Fair Value
Due in one year or less	$501	$513
Due after one year through three years	756	785
Due after three years through five years	—	—

	$1,257	$1,298

	June 30, 2002
	Cost	Estimated Fair Value
	(unaudited)
Due in one year or less	$600	$611
Due after one year through three years	554	577
Due after three years through five years	97	98

	$1,251	$1,286

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

4.    Line of Credit

The Company has available a line of credit which provides for advances based upon a borrowing base, limited to percentages of eligible receivables as defined in the line of credit agreement. Effective December 31, 2001, the maximum borrowing base was $10.0 million. The line is scheduled to decrease to $6.0 million in April 2002. The interest rate per annum applicable to the line of credit is based upon the Federal Funds Rate. As of December 31, 2001 and June 30, 2002, the rate was 4.27% and 4.48% (unaudited), respectively. The line of credit is secured by substantially all assets of the Company.

Under the terms of the line of credit, the Company is required to maintain certain financial ratios relating to tangible net worth. The Company was in compliance with the financial covenants of the line of credit at December 31, 2001 and June 30, 2002 (unaudited).

5.    Dividends Payable for Income Taxes

The Company will make dividend distributions to the shareholders for income taxes payable currently and in the future on the taxable income of the Company. Therefore, the financial statements reflect the dividends payable provision for income taxes as if the Company was accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109. In addition, the pro forma effect of the dividends payable provision for income taxes has been presented on the face of the financial statements and the significant components of the provision attributable to continuing operations are detailed below. The income tax rates used reflect the maximum rate that would be paid by the shareholders on distribution of profits.

The dividends payable for income taxes would include the following:

	Year Ended December 31, 2001	Six Months Ended June 30, 2002
		(unaudited)
Current:
Federal	$686	$3,556
State	85	440

Total current dividends payable for income taxes	771	3,996
Deferred:
Federal	833	(2,534)
State	103	(314)

Total deferred dividends payable for income taxes	936	(2,848)

	$1,707	$1,148

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

The deferred income tax provisions include the following source and tax effect timing differences:

	Year Ended December 31, 2001	Six Months Ended June 30, 2002
		(unaudited)
Accrual to cash conversion	$907	$(2,862)
Depreciation and amortization	29	14

Total deferred dividends payable for income taxes	$936	$(2,848)

The dividend payable for income taxes varies from the amount of income taxes determined by applying the maximum U.S. federal income tax effective rates to income before taxes as follows:

	Year Ended December 31, 2001	Six Months Ended June 30, 2002
		(unaudited)
Maximum effective federal income tax rates	42%	42%
State income tax, net of federal income tax benefit	3	3
Other taxes	5	5

Effective tax rate	50%	50%

Significant components of the dividends payable for income taxes are as follows:

	December 31, 2001	June 30, 2002
		(unaudited)
Accrual to cash conversion	$5,891	$6,279
Depreciation and amortization	(121)	(129)

Total deferred dividends payable for income taxes	$5,770	$6,150

6.    Common Stock

The Company has two classes of common stock, Class A common stock and Class B common stock. All voting rights are vested exclusively in the Class A common stock (except to the extent required by law). As of December 2001, authorized shares for Class A common stock and Class B common stock were 750,000 shares and 350,000 shares, respectively. On March 15, 2002, the Company increased the authorized shares for Class B common stock to 500,000 shares. A portion of the common stock is subject to a Share Repurchase Agreement, providing the Company the option to repurchase stock from terminating employees.

The Company has two nonqualified Employee Stock Option Plans, one for employees and one for consultants. Under the Plans, 315,000 shares of non-voting Class B common stock, $0.01 par value per share, are reserved for issuance. The option price per share is determined by the Board of Directors, but shall be no less than fair value on the date of the latest audited financial statements. When the options are exercisable depends upon the tax basis of the Company at date of grant. If the Company is

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

an S Corporation, options are first exercisable on the eighth (8th) anniversary of grant date. If the Company becomes a C Corporation, options are first exercisable on the fifth (5th) anniversary. Options surrendered, lapsed, expired, forfeited, or terminated are available for option again.

Option activity is summarized as follows:

	Number of Shares	Option Price Per Share	Weighted- Average Price Per Share
Shares under option, December 31, 2000	126,240	$2.00-4.45	$3.01
Options granted	44,760	$4.57-4.99	$4.96
Options forfeited	(8,050)	($2.00-4.99)	$3.63

Shares under option, December 31, 2001	162,950	$2.00-4.99	$3.50

Options vested December 31, 2001	131,480	$2.00-4.99	$3.29

Option activity is summarized by price range as set forth below at December 31, 2001:

Exercise Price	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
$2.00-2.70	53,040	$2.04	3.07
$3.39-3.50	50,310	$3.50	5.30
$4.20-4.99	59,600	$4.80	8.76

	162,950

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) establishes financial accounting and reporting standards for stock-based compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The accounting standards prescribed by SFAS 123 are optional, and the Company has elected to continue to follow APB 25. Had the Company adopted SFAS 123, net income would have decreased by approximately $86, and basic and diluted earnings per share would have decreased by approximately $0.09 per share for the year ended December 31, 2001.

7.    Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2001, and the six months ended June 30, 2002 and 2001, are computed based on net earnings. For these years, the weighted average number of common shares outstanding during each year was used in the calculation of basic earnings per share, and this number of shares was increased by the effects of dilutive stock options based on the treasury stock method in the calculation of diluted earnings per share.

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

The following table sets forth the computation of basic and diluted earnings per share:

	December 31, 2001	June 30,
		2002	2001
		(Unaudited)
Numerator for basic earnings per share:
Net income	$3,414	$2,297	$1,421
Dividends payable provision for income taxes (Note 5)	(1,707)	(1,149)	(710)

Pro forma net income	$1,707	$1,148	$711

Denominator for basic earnings per share:
Weighted-average shares outstanding	900,247	907,772	893,894
Dilutive stock options—based on the treasury stock method	33,900	40,095	35,386

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	934,147	947,867	929,280

	December 31, 2001	June 30,
		2002	2001
		(Unaudited)
Basic earnings per share:
Net income before pro forma adjustment	$3.79	$2.53	$1.59
Pro forma adjustment	(1.89)	(1.26)	(0.79)

Pro forma net income	$1.90	$1.27	$0.80

Diluted earnings per share:
Net income before pro forma adjustment	$3.65	$2.42	$1.53
Pro forma adjustment	(1.82)	(1.21)	(0.76)

Pro forma net income	$1.83	$1.21	$0.77

8.    Commitments, Contingencies and Other

Government Audits

Substantially all payments to the Company on contracts are provisional payments which are subject to adjustment upon audit by the United States government. Audits through 1996 were completed as of the date of the Auditors’ report. Audits for 1997, 1998 and 1999 were closed subsequent to the issuance of this report without material adjustment (unaudited). Audits for 2000 and subsequent years are not expected to result in material adjustments.

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

Leases

The Company has entered into lease agreements for office space and personal property. The lease agreements for office space include escalation clauses, which allow increased operating costs to be passed through to the Company. Future minimum payments, by year and in the aggregate, under noncancellable operating leases with remaining terms are as follows at December 31, 2001:

2002	$2,077
2003	1,736
2004	1,444
2005	1,280
2006	1,216
Thereafter	3,990

Total minimum lease payments	$11,743

Rent expense for operating leases was $2,460 and $1,029 (unaudited) for the year ended December 31, 2001 and six months ended June 30, 2002, respectively.

Deferred Compensation Plan

The Company established a deferred compensation plan for key employees effective December 1997. The plan receives no employer contributions and is maintained by the Company primarily for the purpose of providing deferred compensation for a select group of highly compensated management personnel. Under the terms of the deferred compensation plan, employees may elect to defer payment of all or a portion of their salaries and incentive bonuses until retirement or termination of employment with the Company. At December 31, 2001 and June 30, 2002, the investment in this plan totaled $1,452 and $1,421 (unaudited), respectively, and is included in long-term investments. The corresponding liability totaled $1,452 and $1,418 (unaudited), respectively, and is classified in long-term liabilities.

Profit-Sharing Plan

The Company established a qualified 401(k) profit-sharing plan in 1992. Employees become eligible to participate in this Plan upon attainment of age 21. Eligible employees may defer a portion of their salary. At the discretion of the Company, the Company may contribute to the plan. During 2001 and 2002 (unaudited), the Company approved a matching contribution up to 75% of the first $4 of eligible employees’ deferrals.

In addition, the Company also made a discretionary profit-sharing contribution to all employees for 2001 and 2002 (unaudited). To share in the Company’s profit-sharing contributions, employees must complete a certain number of hours of service within the Plan year and must be employed on the last day of the Plan year. Contributions were approximately $1,615 for the year ended December 31, 2001 and $708 (unaudited) for the six months ended June 30, 2002. Employees participating in the plan vest at 20% per year based on completion of a certain number of hours of service within the Plan year.

AEGIS RESEARCH CORPORATION

Notes to Financial Statements—(continued)

Self-Insurance

The Company is self-insured for a portion of its health insurance and has an excess reimbursement policy to cover individual and aggregate claims over certain limits.

Contingencies

During the ordinary course of business, the Company has been and is likely to be involved in legal or administrative proceedings. It is management’s opinion that the resolution of any such proceedings will not have a material adverse effect on the Company’s financial condition and results of operations.

9.    Related Party Transactions

During 2002, 2001 and 2000, the Company advanced $225 (unaudited), $500 and $1,000, respectively, to the President of the Company, which accrued interest at 10.5% through October 9, 2001 and 7.5% thereafter, and is due on demand. The Company leased artwork from its Corporate Secretary, who is the spouse of the President, during 2001 and 2002. Rental expense was $10 and $5 (unaudited) for the year ended December 31, 2001 and six months ended June 30, 2002, respectively.

In 2001, the Company purchased all of the fixed assets of MindSim Corporation in exchange for settlement of an outstanding note plus interest valued at $180. These assets will be used by the Company in normal operations.

10.    Purchase of MindSim Corporation

In January 2002, the Company purchased substantially all of the remaining assets of MindSim Corporation in exchange for the forgiveness of outstanding receivables of approximately $380.

11.    Unaudited Event Subsequent to Date of Independent Auditors’ Report

On August 5, 2002, ManTech International Corporation acquired the Company for approximately $69.1 million in cash.

* * * * * *

[INSIDE BACK COVER ART]

The background of the page is solid red with a black outlined circle in the center of the page. Inside the circle is a collage of photo images including (in clockwise order from the top): an American flag, a computer screen, a submarine, a computer control room, a chemist in a protective mask, a soldier working with automated test equipment on the back of a military vehicle, a man working at a computer workstation, a fighter jet, and a man working with automated test equipment. In the center of the collage is a closed circuit TV security camera. Above the circle a caption reads, “ManTech International Corporation.” A caption below the circle reads “A continuing tradition of service and solutions on critical national defense programs for the U.S. Intelligence Community and Department of Defense.”

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering (all of which will be borne by the registrant), are as follows:

Expenses	Amount
Securities and Exchange Commission registration fee		$14,650
NASD filing fee		*
Nasdaq listing fees		22,500
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent’s fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be included by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (DGCL) generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

The registrant’s certificate of incorporation and bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of the registrant (or is or was serving at the request of the registrant as director, officer, employee or agent of another entity), shall be indemnified and held harmless by the registrant to the fullest extent authorized by the DGCL, as in effect (or to the extent that indemnification is broadened, as it may be amended), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Except with respect to actions initiated by an officer or director against the registrant to recover the amount of an unpaid claim, the registrant is required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the board of directors of the registrant. The certificate of incorporation and bylaws further provide that an officer or director may (60 days after a written claim has been received by the registrant) bring suit against the registrant to recover an unpaid claim and, if such suit is successful, the expense of bringing such suit. While it is a defense to such suit that the claimant has not met the applicable standards of conduct which make indemnification permissible under the DGCL, neither the failure of the board of directors to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The certificate of incorporation and bylaws also provide that the rights conferred thereby are contract rights, that they are not exclusive of any other rights which an officer or director may have or hereafter acquire under any statute, any other provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and that they include the right to be paid by the registrant the expenses incurred in defending any specified action, suit or proceeding in advance of its final disposition provided that, if the DGCL so requires, such payment shall only be made upon delivery to the registrant by the officer or director of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

On September 17, 2001, we made a net contribution of 6,628 shares of the Class A common stock of our predecessor company, a New Jersey corporation, to the Employee Stock Ownership Plan Trust.

The transaction described above was undertaken in reliance upon the exemptions from the registration requirements of the Securities Act of 1933 afforded by Rule 701 promulgated thereunder, as a transaction pursuant to the compensatory benefit plans and contracts relating to compensation. The registrant believes that exemptions other than the foregoing exemption may exist for this transaction.

Item 16.    Exhibits and Financial Statement Schedule.

(a)  Exhibits

Number	Description of Exhibit

* 1.1	Form of Underwriting Agreement

2.1
Plan of Merger by and between ManTech International Corporation, a New Jersey corporation, and ManTech International Corporation, a Delaware corporation, incorporated herein by reference from Registrant’s Current Report on Form 8-K, as filed with the Commission on August 5, 2002

**3.1	Second Amended and Restated Certificate of Incorporation of the Registrant

**3.2	Amended and Restated Bylaws of the Registrant

**4.1	Form of Class A common stock Certificate

**4.2	Business Loan and Security Agreement with Citizens Bank of Pennsylvania, PNC Bank N.A., Branch Banking and Trust Company of Virginia, and Chevy Chase Bank, F.S.B.

	4.3	First Modification to Business Loan and Security Agreement dated July 1, 2002, incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2002

	4.4	Second Modification to Business Loan and Security Agreement dated July 9, 2002, incorporated by reference from Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2002

	* 5.1	Opinion of Arnold & Porter

	**10.1	Retention Agreement, effective as of January 1, 2002, between John A. Moore, Jr. and ManTech International Corporation

	**10.2	Form of Confidentiality, Non-competition and Non-solicitation Agreement, effective as of February 7, 2002, between specified executive officers and ManTech International Corporation

	**10.3	Management Incentive Plan of ManTech International Corporation

	**10.4	Lease of Facility at 12015 Lee Jackson Highway, Fairfax, Virginia

	**10.5	Promissory Notes dated April 13, 2001, June 12, 1996 and June 23, 1994 by and between George J. Pedersen and ManTech International Corporation

	**10.6	Retention Agreement, effective as of January 1, 2002, between George J. Pedersen and ManTech International Corporation

	**10.7	Promissory Note dated February 27, 1997, by and between George J. Pedersen and ManTech International Corporation

	**10.8	USA CECOM Acquisition CTR-Washington, Contract No. DAAB07-98-A-6001, effective as of July 24, 1998

	**10.9	ManTech International Corporation, Supplemental Executive Retirement Plan for the benefit of George J. Pedersen, effective as of April 12, 1996

	**10.10	ManTech International Corporation, Supplemental Executive Retirement Plan for the benefit of John A. Moore, Jr., effective as of April 12, 1996

	**10.11	Severance Arrangement, by and between ManTech International Corporation and Bradley H. Feldmann

	**10.12	Form of Term Sheet for ManTech International Corporation Management Incentive Plan Non- Qualified Stock Options, and Standard Terms and Conditions for Non-Qualified Stock Options

	**10.13	Form of Term Sheet for ManTech International Corporation Management Incentive Plan Incentive Stock Option, and Standard Terms and Conditions for Incentive Stock Options

	†21.1	Subsidiaries of ManTech International Corporation

	*23.1	Consent of Arnold & Porter (included in Exhibit 5.1)

	23.2	Consent of Deloitte & Touche LLP

	23.3	Consent of Ernst & Young LLP

†	24.1	Power of Attorney (included on the signature page)

*	To be filed by amendment.
**	Incorporated herein by reference from Registrant’s Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2001, as amended.
†	Previously filed.

(b)	Financial Statement Schedule
Schedule II — Valuation and Qualifying Accounts

INDEPENDENT AUDITORS’ REPORT ON SCHEDULE

To the Board of Directors and Stockholders of
ManTech International Corporation
Fairfax, Virginia:

We have audited the consolidated financial statements of ManTech International Corporation as of December 31, 2000 and 2001 and September 30, 2002 and for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002, and have issued our report thereon dated November 6, 2002. Such consolidated financial statements and report are included elsewhere in this Registration Statement. Our audits also included the financial statement schedule of ManTech International Corporation listed in Item 16(b). This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

McLean, Virginia
November 6, 2002

SCHEDULE II

Valuation and Qualifying Accounts

Activity in the Company’s allowance accounts for the years ended December 31, 1999, 2000 and 2001 and the nine months ended September 30, 2002 was as follows (in thousands):

Doubtful Accounts
Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other*	Balance at End of Period
1999	$1,818	901	(1,033)	152	$1,838
2000	1,838	313	(1,183)	464	1,432
2001	1,432	739	(1,048)	487	1,610
September 2002	1,610	626	(103)	539	2,672

Deferred Tax Asset Valuation
Period	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other*	Balance at End of Period
1999	$902	—	—	—	$902
2000	902	—	—	—	902
2001	902	—	—	—	902
September 2002	902	—	—	—	902

*	Other represents doubtful account reserves recorded as part of Net Revenues.

Item 17.    Undertakings.

(a)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)  The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, VA on November 27, 2002.

MANTECHINTERNATIONAL CORPORATION

By:	/S/ GEORGE J. PEDERSEN
George J. Pedersen Chairman of the Board of Directors, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on November 27, 2002.

Signature	Title

/S/ GEORGE J. PEDERSEN George J. Pedersen	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)

/S/ JOHN A. MOORE, JR.* John A. Moore, Jr.	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)

/S/ MICHAEL D. GOLDEN* Michael D. Golden	Director

/S/ STEPHEN W. PORTER* Stephen W. Porter	Director

/S/ WALTER W. VAUGHAN* Walter W. Vaughan	Director

/S/ WALTER R. FATZINGER, JR.* Walter R. Fatzinger, Jr.	Director

/S/ RICHARD J. KERR* Richard J. Kerr	Director

/S/ BARRY G. CAMPELL* Barry G. Campell	Director

*	Executed by George J. Pedersen on behalf of such individual pursuant to a power of attorney granted November 14, 2002.

EXHIBIT INDEX

Number	Description of Exhibit

*1.1	Form of Underwriting Agreement

2.1
Plan of Merger by and between ManTech International Corporation, a New Jersey corporation, and ManTech International Corporation, a Delaware corporation, incorporated herein by reference from Registrant’s Current Report on Form 8-K, as filed with the Commission on August 5, 2002

**3.1	Second Amended and Restated Certificate of Incorporation of the Registrant

**3.2	Amended and Restated Bylaws of the Registrant

**4.1	Form of Class A common stock Certificate

**4.2	Business Loan and Security Agreement with Citizens Bank of Pennsylvania, PNC Bank N.A., Branch Banking and Trust Company of Virginia, and Chevy Chase Bank, F.S.B.

4.3	First Modification to Business Loan and Security Agreement dated July 1, 2002, incorporated by reference from Registrant’s Quarterly Report on Form 10-Q, for the period ended September 30, 2002

4.4	Second Modification to Business Loan and Security Agreement dated July 9, 2002, incorporated by reference from Registrant’s Quarterly Report on Form 10-Q, for the period ended September 30, 2002

*5.1	Opinion of Arnold & Porter

**10.1	Retention Agreement, effective as of January 1, 2002, between John A. Moore, Jr. and ManTech International Corporation

**10.2	Form of Confidentiality, Non-competition and Non-solicitation Agreement, effective as of February 7, 2002, between specified executive officers and ManTech International Corporation

**10.3	Management Incentive Plan of ManTech International Corporation

**10.4	Lease of Facility at 12015 Lee Jackson Highway, Fairfax, Virginia

**10.5	Promissory Notes dated April 13, 2001, June 12, 1996 and June 23, 1994 by and between George J. Pedersen and ManTech International Corporation

**10.6	Retention Agreement, effective as of January 1, 2002, between George J. Pedersen and ManTech International Corporation

**10.7	Promissory Note dated February 27, 1997, by and between George J. Pedersen and ManTech International Corporation

**10.8	USA CECOM Acquisition CTR-Washington, Contract No. DAAB07-98-A-6001, effective as of July 24, 1998

**10.9	ManTech International Corporation, Supplemental Executive Retirement Plan for the benefit of George J. Pedersen, effective as of April 12, 1996

**10.10	ManTech International Corporation, Supplemental Executive Retirement Plan for the benefit of John A. Moore, Jr., effective as of April 12, 1996

**10.11	Severance Arrangement, by and between ManTech International Corporation and Bradley H. Feldmann

**10.12	Form of Term Sheet for ManTech International Corporation Management Incentive Plan Non- Qualified Stock Options, and Standard Terms and Conditions for Non-Qualified Stock Options

	**10.13	Form of Term Sheet for ManTech International Corporation Management Incentive Plan Incentive Stock Option, and Standard Terms and Conditions for Incentive Stock Options

	†21.1	Subsidiaries of ManTech International Corporation

	*23.1	Consent of Arnold & Porter (included in Exhibit 5.1)

	23.2	Consent of Deloitte & Touche LLP

	23.3	Consent of Ernst & Young LLP

†	24.1	Power of Attorney (included on the signature page)

*	To be filed by amendment.
**	Incorporated herein by reference from Registrant’s Registration Statement on Form S-1 (File No. 333-73946), as filed with the Commission on November 23, 2001, as amended.
†	Previously filed.